U.S. Securities and Exchange Commission
Washington, D.C. 20549

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FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

05051818

Residential Asset Securities Corporation.	0000932858
Exact Name of Registrant as Specified in Charter	Registrant CIK Number
Current Report on Form 8-K For 4/22/05 Deal 2005-KS4	333-122688
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)	SEC File Number of Registration Statement

Name of Person Filing the Document
(if Other than the Registrant)

RECD S.E.C.
APR 25 2005
1086

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, ~~thereunto duly authorized~~ in the City of Minneapolis, State of Minnesota, on the 22nd day of April, 2005.

Residential Asset Securities Corporation
(Registrant)

By: [signature]

Name: Benita Bjorgo
Title: Vice President

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ________, 2005, that the information set forth in this statement is true and complete.

By: ____________________________
(Name)
(Title)

PROCESSED
APR 27 2005
THOMSON
FINANCIAL

$399,883,000 (Approximate)

GMAC RFC

HOME EQUITY MORTGAGE ASSET-BACKED PASS-THROUGH CERTIFICATES, SERIES 2005-KS4

RASC SERIES 2005-KS4 TRUST
Issuer

RESIDENTIAL ASSET SECURITIES CORPORATION
Depositor

RESIDENTIAL FUNDING CORPORATION
Master Servicer

April 20, 2005

CREDIT SUISSE | FIRST BOSTON

COMPUTATIONAL MATERIALS DISCLAIMER

The information herein has been provided solely by Credit Suisse First Boston LLC ("CSFB") based on information with respect to the mortgage loans provided by Residential Funding Corporation ("RFC") and its affiliates. Neither RFC nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. By entering into a transaction with CSFB, you acknowledge that you have read and understood the following terms: CSFB is acting solely as an arm's length contractual counterparty and not as your financial adviser or fiduciary unless it has agreed to so act in writing. Before entering into any transaction you should ensure that you fully understand its potential risks and rewards and independently determine that it is appropriate for you given your objectives, experience, financial and operational resources, and other relevant circumstances. You should consult with such advisers, as you deem necessary to assist you in making these determinations. You should also understand that CSFB or its affiliates may provide banking, credit and other financial services to any company or issuer of securities or financial instruments referred to herein, underwrite, make a market in, have positions in, or otherwise buy and sell securities or financial instruments which may be identical or economically similar to any transaction entered into with you. If we make a market in any security or financial instrument, it should not be assumed that we will continue to do so. Any indicative terms provided to you are provided for your information and do not constitute an offer, a solicitation of an offer, or any advice or recommendation to conclude any transaction (whether on the indicative terms or otherwise). Any indicative price quotations, disclosure materials or analyses provided to you have been prepared on assumptions and parameters that reflect good faith determinations by us or that have been expressly specified by you and do not constitute advice by us. The assumptions and parameters used are not the only ones that might reasonably have been selected and therefore no guarantee is given as to the accuracy, completeness, or reasonableness of any such quotations, disclosure or analyses. No representation or warranty is made that any indicative performance or return indicated will be achieved in the future. None of the employees or agents of CSFB or its affiliates is authorized to amend or supplement the terms of this notice, other than in the form of a written instrument, duly executed by an appropriately authorized signatory and countersigned by you.

Attached is a term sheet describing the structure, collateral pool and certain aspects of the Certificates. The term sheet has been prepared by CSFB for informational purposes only and is subject to modification or change. The information and assumptions contained therein are preliminary and will be superseded by a prospectus and prospectus supplement and by any other additional information subsequently filed with the Securities and Exchange Commission or incorporated by reference in the Registration Statement.

Neither Credit Suisse First Boston LLC nor any of its respective affiliates makes any representation as to the accuracy or completeness of any of the information set forth in the attached term sheet.

A Registration Statement (including a prospectus) relating to the Certificates has been filed with the Securities and Exchange Commission and declared effective. The final Prospectus and Prospectus Supplement relating to the securities will be filed with the Securities and Exchange Commission after the securities have been priced and all of the terms and information are finalized. This communication is not an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Interested persons are referred to the final Prospectus and Prospectus Supplement to which the securities relate. Any investment decision should be based only upon the information in the final Prospectus and Prospectus Supplement as of their publication dates.

RASC Series 2005-KS4 Trust

Home Equity Mortgage Asset-Backed Pass-Through Certificates

$399,883,000 (Approximate)

Subject to Revision

Class	Approximate Size[1]	Interest Type	Principal Type	Expected WAL (yrs)[2] Call/Mat	Expected Principal Window (mos)[2] Call/Mat	Final Scheduled Distribution Date[3]	Expected Ratings (S&P/Moody's/Fitch)
A-1 [4]	146,700,000	Floating	SEQ	1.00/1.00	1 - 22 / 1 - 22	June 2026	AAA/Aaa/AAA
A-2 [4]	122,400,000	Floating	SEQ	3.00/3.02	22 - 73 / 22 - 82	April 2034	AAA/Aaa/AAA
A-3 [4]	16,245,000	Floating	SEQ	6.06/9.14	73 - 73 / 82 - 169	April 2035	AAA/Aaa/AAA
A-4 [4]	46,164,000	Floating	SEQ	2.15 / 2.33	1 – 73 / 1 - 169	April 2035	NR/Aaa/AAA
M-1 [4][5]	20,927,000	Floating	SUB	4.53/4.98	44 - 73 / 44 - 139	April 2035	AA/Aa2/AA
M-2 [4][5]	17,404,000	Floating	SUB	4.38/4.80	41 - 73 / 41 - 129	April 2035	A+/A1/AA-
M-3 [4][5]	7,873,000	Floating	SUB	4.31/4.70	40 - 73 / 40 - 119	April 2035	A/A2/A
M-4 [4][5]	5,594,000	Floating	SUB	4.29/4.65	39 - 73 / 39 - 113	April 2035	A-/A3/A
M-5 [4][5]	7,045,000	Floating	SUB	4.26/4.59	39 - 73 / 39 - 107	April 2035	BBB+/Baa1/BBB+
M-6 [4][5]	4,351,000	Floating	SUB	4.24/4.51	38 - 73 / 38 - 99	April 2035	BBB/Baa2/BBB
M-7 [4][5]	5,180,000	Floating	SUB	4.23/4.44	38 - 73 / 38 - 93	April 2035	BBB-/Baa3/BBB
B-1 [4][5][6]	5,801,000			Not Offered Hereby			BB+/Ba2/BB+
B-2 [4][5][6]	5,387,000			Not Offered Hereby			BB/NR/NR
Total	$411,071,000						

(1) The size is subject to a permitted variance in the aggregate of plus or minus 5%.
(2) The Certificates will be priced to the first possible Optional Termination Date and the applicable Prepayment Pricing Assumption for the Mortgage Loans.
(3) For the Class A-1 and Class A-2 Certificates, the Final Scheduled Distribution Date will be calculated assuming no prepayments, losses or delinquencies on the Mortgage Loans, no termination of the Trust on the Optional Termination Date and no Excess Cash Flow on any Distribution Date. For all other classes of certificates, the Final Scheduled Distribution Date is the Distribution Date in the month following the latest maturing Mortgage Loan.
(4) The applicable margin on the related Class A Certificates will increase to 2x their original margin and the applicable margin on the Class M and Class B Certificates will increase to 1.5x their original margin on the second Distribution Date after the first possible Optional Termination Date. Each class is subject to the Net Wac Cap.
(5) *The Class M and Class B Certificates are not expected to receive principal payments prior to the Stepdown Date.*
(6) The Class B Certificates will not be offered by the prospectus supplement.

Transaction Overview

Certificates:	The Class A-1 Certificates, Class A-2 Certificates, Class A-3 Certificates and Class A-4 Certificates (the "Class A Certificates"). The Class A-1 Certificates, Class A-2 Certificates and Class A-3 Certificates will be known as the "Sequential Certificates." The Class M-1 Certificates, Class M-2 Certificates, Class M-3 Certificates, Class M-4 Certificates, Class M-5 Certificates, Class M-6 Certificates and Class M-7 Certificates (the "Class M Certificates"); and the Class B-1 Certificates and Class B-2 Certificates (the "Class B Certificates" and together with the Class M Certificates, the "Subordinate Certificates"). The Class A Certificates and the Class M Certificates will be offered via the Prospectus (the "Offered Certificates").
Depositor:	Residential Asset Securities Corporation ("RASC"), an affiliate of Residential Funding Corporation
Seller and Master Servicer:	Residential Funding Corporation (the "Seller", "Master Servicer" or "RFC")
Sub-Servicer:	Primary servicing will be provided primarily by HomeComings Financial Network, Inc., a wholly owned subsidiary of Residential Funding Corporation with respect to the Mortgage Loans.
Trustee:	US Bank, National Association
Underwriter:	Credit Suisse First Boston LLC
Cut-off Date:	April 1, 2005
Closing Date:	On or about May 5, 2005
Distribution Dates:	The 25th day of each month (if such day is not a business day, the first business day thereafter) commencing in May 2005. The initial Distribution Date will be May 25, 2005.
Form of Certificates:	The Offered Certificates will be available in book-entry form through DTC / Euroclear / Clearstream in same day funds.

Minimum Denominations: The Class A Certificates and the Class M-1 Certificates will be offered in minimum denominations of $25,000 and integral multiples of $1 in excess thereof. The Class M-2 Certificates, Class M-3 Certificates, Class M-4 Certificates, Class M-5 Certificates, Class M-6 Certificates, Class M-7 Certificates, Class B-1 Certificates and Class B-2 Certificates will be offered in minimum denominations of $250,000 and integral multiples of $1 in excess thereof.

Tax Status: The Offered Certificates will be designated as regular interests in a REMIC and, as such, will be treated as debt instruments of a REMIC for federal income tax purposes.

ERISA Eligibility: The Offered Certificates may be eligible for purchase by employee benefit plans or other plans or arrangements that are subject to ERISA or section 4975 of the Internal Revenue Code. However, investors should consult with their counsel with respect to the consequences under ERISA and the Internal Revenue Code of such a plan's acquisition and ownership of such Offered Certificates.

SMMEA Eligibility: None of the Offered Certificates are expected to constitute "mortgage-related securities" for purposes of the Secondary Mortgage Market Enhancement Act of 1984.

Optional Termination Date: If the aggregate principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date falls below 10% of the initial principal balance as of the Cut-off Date ("Optional Termination Date"), the holders of the call rights may terminate the trust.

Expense Fee Rate: With respect to any Mortgage Loan, the expense fee rate consists of the servicing fee for such Mortgage Loan. The servicing fee consists of (a) servicing compensation payable to the master servicer for its master servicing activities, and (b) subservicing and other related compensation payable to the sub-servicer, including compensation paid to the master servicer as the direct servicer of a Mortgage Loan for which there is no subservicer.

Mortgage Loans: The mortgage pool will consist of fixed-rate and adjustable-rate subprime home equity Mortgage Loans secured by first and junior liens on mortgaged properties. Approximately 1.69% of the Mortgage Loans provide for an initial interest only period of up to five years. On the Closing Date, the Mortgage Loans will have an aggregate principal balance of approximately $414,386,224.

Prepayment Assumption: Fixed Rate Mortgage Loans: 23% HEP (assumes that prepayments start at 2.3% CPR in month one, increase by 2.3% each month to 23% CPR in month ten, and remain constant at 23% CPR thereafter).

Adjustable Rate Mortgage Loans: 100% PPC (100% PPC prepayment assumption assumes (i) a per annum prepayment rate of 2% of the then outstanding principal balance of the adjustable-rate mortgage loans in the first month of the life of the mortgage loans, (ii) an additional 28/11% per annum in each month thereafter through the eleventh month, (iii) a constant prepayment rate of 30% per annum in the twelfth month through the twenty-second month, (iv) a constant prepayment rate of 50% per annum in the twenty-third month through the twenty-seventh month and (v) a constant prepayment rate of 35% per annum thereafter).

Net Mortgage Rate: With respect to any Mortgage Loan, the mortgage rate thereon minus the Expense Fee Rate.

Maximum Net Mortgage Rate: With respect to any adjustable rate Mortgage Loan, the maximum interest rate less the Expense Fee Rate and with respect to any fixed rate Mortgage Loan, the Net Mortgage Rate.

Net WAC Cap Rate: The pass-through rate of the Class A, Class M and Class B Certificates with respect to each Distribution Date will be subject to a cap equal to the product of (i) the weighted average of the Net Mortgage Rates on the Mortgage Loans as of the end of the calendar month immediately preceding the month in which such Distribution Date occurs and (ii) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the related interest accrual period as adjusted to account for payments required to be made under the related yield maintenance agreement, if any.

Basis Risk Shortfall: With respect to the Class A, Class M and Class B Certificates and any Distribution Date on which the Net WAC Cap is used to determine the pass-through rate of that class of certificates, an amount equal to the excess of (i) accrued certificate interest for that class calculated at a rate equal to the lesser of (a) One-Month LIBOR plus the related Margin and (b) the weighted average Maximum Net Mortgage Rate, over (ii) accrued certificate interest for that class calculated using the Net WAC Cap Rate; plus any unpaid Basis Risk Shortfall from prior distribution dates, plus interest thereon to the extent not previously paid from Excess Cash Flow, at a rate equal to the lesser of (a) One-Month LIBOR plus the related Margin and (b) the weighted average Maximum Net Mortgage Rate. In addition, any interest rate shortfalls allocated to that class caused by the failure of the yield maintenance provider to make required payments pursuant to the related yield maintenance agreement will be Basis Risk Shortfalls payable in the amounts and priority described under Excess Cash Flow Distributions.

Relief Act Shortfalls: With respect to any Distribution Date, the shortfall, if any, in collections of interest resulting from the Servicemembers Civil Relief Act or any similar legislation or regulation. Relief Act Shortfalls will be covered by available Excess Cash Flow in the current period only. Any Relief Act Shortfalls allocated to the Offered Certificates for the current period not covered by Excess Cash Flow in the current period will remain unpaid. Relief Act Shortfalls will be allocated on a pro rata basis among the Offered Certificates.

Interest Accrual Period: From and including the preceding Distribution Date (for the first accrual period, the closing date) to but excluding the current Distribution Date on an actual/360 basis.

Eligible Master Servicing Compensation: With respect to any Distribution Date, the lesser of (i) one twelfth of 0.125% of the stated principal balance of the Mortgage Loans immediately preceding that Distribution Date and (ii) the sum of the Master Servicing fee payable to the Master Servicer in respect of its master servicing activities and reinvestment income received by the Master Servicer on amounts payable on that Distribution Date, in each case, with respect to the Mortgage Loans.

Coupon Step Up: If the holders of the call rights do not purchase the remaining Mortgage Loans on the first possible Optional Termination Date, the applicable margin on the Class A Certificates will increase to 2x the original margin and the applicable margin for the Class M and Class B Certificates will increase to 1.5x the original margin on the second Distribution Date following such first possible Optional Termination Date.

Credit Enhancement:

A. Overcollateralization ("OC")

B. Excess Cash Flow

C. Subordination

Expected Credit Support Percentage:

Class	Rating (S&P/Moody's/Fitch)	Initial Credit Support	After Step-Down Support
A-1	AAA/Aaa/AAA	20.00%	40.00%
A-2	AAA/Aaa/AAA	20.00%	40.00%
A-3	AAA/Aaa/AAA	20.00%	40.00%
A-4	NR/Aaa/AAA	20.00%	40.00%
M-1	AA/Aa2/AA	14.95%	29.90%
M-2	A+/A1/AA-	10.75%	21.50%
M-3	A/A2/A	8.85%	17.70%
M-4	A-/A3/A	7.50%	15.00%
M-5	BBB+/Baa1/BBB+	5.80%	11.60%
M-6	BBB/Baa2/BBB	4.75%	9.50%
M-7	BBB-/Baa3/BBB	3.50%	7.00%
B-1	BB+/Ba2/BB+	2.10%	4.20%
B-2	BB/NR/NR	0.80%	1.60%

For any class of Certificates, the initial Credit Support is the aggregate certificate principal balance of all Certificates subordinate to such class as a percentage of the aggregate stated principal balance of the Mortgage Loans as of the Cut-off Date. The initial Credit Support includes Overcollateralization.

Subordination Percentage:

Class	Rating (S/M/F)	Subordination Percentage
A	AAA/Aaa/AAA	60.00%
M-1	AA/Aa2/AA	70.10%
M-2	A+/A1/AA-	78.50%
M-3	A/A2/A	82.30%
M-4	A-/A3/A	85.00%
M-5	BBB+/Baa1/BBB+	88.40%
M-6	BBB/Baa2/BBB	90.50%
M-7	BBB-/Baa3/BBB	93.00%
B-1	BB+/Ba2/BB+	95.80%
B-2	BB/NR/NR	98.40%

Overcollateralization Amount: The Overcollateralization Amount with respect to any Distribution Date is the excess, if any, of (i) the aggregate principal balance of the Mortgage Loans before giving effect to distributions of principal to be made on that Distribution Date, over (ii) the sum of the aggregate certificate principal balance of the Class A, Class M and Class B Certificates, before taking into account the distributions of principal to be made on such Distribution Date.

Overcollateralization Target Amount: With respect to any Distribution Date, an amount equal to 0.80% of the aggregate initial principal balance of the Mortgage Loans.

Overcollateralization Floor: 0.50% of the aggregate initial principal balance of the Mortgage Loans.

Stepdown Date: The earlier to occur of (i) the Distribution Date immediately succeeding the Distribution Date on which the aggregate certificate principal balance of the Class A Certificates has been reduced to zero or (ii) the later to occur of (x) the Distribution Date in May 2008 and (y) the first Distribution Date on which the Senior Enhancement Percentage is greater than or equal to the Specified Enhancement Percentage.

Specified Enhancement Percentage: The Specified Enhancement Percentage is 40.00%.

Senior Enhancement Percentage: On any Distribution Date, the Senior Enhancement Percentage will be equal to a fraction, the numerator of which is the sum of (x) the aggregate certificate principal balance of the Class M and Class B Certificates immediately prior to that Distribution Date and (y) the Overcollateralization Amount, for purposes of this definition only, after taking into account the Principal Remittance Amount, and the denominator of which is the aggregate stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date.

Excess Cash Flow: For any Distribution Date, the sum of (a) the excess of the available distribution amount over the sum of (x) the interest distribution amount for the Certificates and (y) the principal remittance amount and (b) any overcollateralization reduction amount.

Excess Cash Flow may be used to protect the Certificates against realized losses by making an additional payment of principal up to the amount of the realized losses.

Trigger Event:

A Trigger Event is in effect on any Distribution Date on or after the Stepdown Date if either (i) the product of (a) [2.50] and (b) the Sixty-Plus Delinquency Percentage equals or exceeds the Senior Enhancement Percentage for that Distribution Date or (ii) on or after the Distribution Date in May 2007 the cumulative realized losses on the Mortgage Loans as a percentage of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date exceed the following amounts:

Distribution Date	Required Loss Percentage
Month 25 to Month 36	[1.50%] with respect to month 25, plus an additional 1/12th of [1.50%] for each month thereafter
Month 37 to Month 48	[3.00%] with respect to month 37, plus an additional 1/12th of [1.75%] for each month thereafter
Month 49 to Month 60	[4.75%] with respect to month 49, plus an additional 1/12th of [1.25%] for each month thereafter
Month 61 to Month 72	[6.00%] with respect to Month 61, plus an additional 1/12th of [0.75%] for each month thereafter
Month 73 and thereafter	[6.75%]

Interest Distributions:

On each Distribution Date, accrued and unpaid interest (less any prepayment interest shortfalls not covered by compensating interest or any Relief Act Shortfalls) will be distributed to the holders of Certificates to the extent of the available distribution amount as described in the Prospectus Supplement (after payment of the Expense Fee Rate) in the following order of priority:

(i) To the Class A Certificates, pro rata;

(ii) To the Class M-1 Certificates;

(iii) To the Class M-2 Certificates;

(iv) To the Class M-3 Certificates;

(v) To the Class M-4 Certificates;

(vi) To the Class M-5 Certificates;

(vii) To the Class M-6 Certificates;

(viii) To the Class M-7 Certificates;

(ix) To the Class B-1 Certificates; and

(x) To the Class B-2 Certificates.

Principal Distributions:

On each Distribution Date, the Principal Distribution Amount will be distributed as follows:

(i) To the Class A Certificates, the Class A Principal Distribution Amount, allocated as described below under "Class A Principal Distributions" until the certificate principal balances of the Class A Certificates are reduced to zero;

(ii) To the Class M-1 Certificates, the Class M-1 Principal Distribution Amount, until the certificate principal balance of the Class M-1 Certificates is reduced to zero;

(iii) To the Class M-2 Certificates, the Class M-2 Principal Distribution Amount, until the certificate principal balance of the Class M-2 Certificates is reduced to zero;

(iv) To the Class M-3 Certificates, the Class M-3 Principal Distribution Amount, until the certificate principal balance of the Class M-3 Certificates is reduced to zero;

(v) To the Class M-4 Certificates, the Class M-4 Principal Distribution Amount, until the certificate principal balance of the Class M-4 Certificates is reduced to zero;

(vi) To the Class M-5 Certificates, the Class M-5 Principal Distribution Amount, until the certificate principal balance of the Class M-5 Certificates is reduced to zero;

(vii) To the Class M-6 Certificates, the Class M-6 Principal Distribution Amount, until the certificate principal balance of the Class M-6 Certificates is reduced to zero;

(viii) To the Class M-7 Certificates, the Class M-7 Principal Distribution Amount, until the certificate principal balance of the Class M-7 Certificates is reduced to zero;

(ix) To the Class B-1 Certificates, the Class B-1 Principal Distribution Amount, until the certificate principal balance of the Class B-1 Certificates is reduced to zero; and

(x) To the Class B-2 Certificates, the Class B-2 Principal Distribution Amount, until the certificate principal balance of the Class B-2 Certificates is reduced to zero.

Class A Principal Distributions:

Provided that no Class A-4 Trigger Event is in effect, the Class A Principal Distribution Amount will be distributed pro rata between the Sequential Certificates in the aggregate and the Class A-4 Certificates, in each case until the certificate principal balances thereof are reduced to zero. The pro rata portion thereof distributable to the Sequential Certificates will be distributed as follows:

(i) To the Class A-1 Certificates, until the certificate principal balance thereof is reduced to zero;

(ii) To the Class A-2 Certificates, until the certificate principal balance thereof is reduced to zero; and

(iii) To the Class A-3 Certificates, until the certificate principal balance thereof is reduced to zero.

If a Class A-4 Trigger Event is in effect, the Class A Principal Distribution Amount will be distributed sequentially, to the Class A-1 Certificates, Class A-2 Certificates, Class A-3 Certificates and Class A-4 Certificates, in that order, in each case until the certificate principal balance thereof is reduced to zero.

Class A-4 Trigger Event:

A Class A-4 Trigger Event is in effect on any Distribution Date if, beginning on the 18th Distribution Date, the aggregate amount of Realized Losses incurred since the Cut-off Date through the last day of the related Due Period divided by the sum of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date exceeds [2.85%], or if, on or after the 37th Distribution Date, a Trigger Event is in effect.

Excess Cash Flow Distributions:

On any Distribution Date, the Excess Cash Flow will be allocated among the Certificates as set forth in the Prospectus Supplement in the following order of priority:

(i) To pay to holders of the class or classes of Certificates then entitled to receive distributions in respect of principal (as described above), the principal portion of realized losses previously allocated to reduce the certificate principal balance of any Class A, Class M or Class B Certificates and remaining unreimbursed, but only to the extent of subsequent recoveries;

(ii) as part of the Principal Distribution Amount, to pay to the holders of the Class A, Class M and Class B Certificates in reduction of their certificate principal balances, the principal portion of realized losses incurred on the mortgage loans for the preceding calendar month;

(iii) to pay the holders of the Class A, Class M and Class B Certificates as part of the Principal Distribution Amount, any overcollateralization increase amount;

(iv) to pay the holders of Class A, Class M and Class B Certificates, the amount of any Prepayment Interest Shortfalls allocated thereto for that distribution date, on a pro rata basis based on Prepayment Interest Shortfalls allocated thereto, to the extent not covered by the Eligible Master Servicing Compensation on that distribution date;

(v) to pay to the holders of the Class A, Class M and Class B Certificates, any prepayment interest shortfalls remaining unpaid from prior distribution dates together with interest thereon, on a pro rata basis based on unpaid prepayment interest shortfalls previously allocated thereto;

(vi) to pay to the holders of the Class A Certificates, pro rata, and then the Subordinate Certificates, in order of priority, the amount of any Basis Risk Shortfall remaining unpaid as of that distribution date;

(vii) to pay to the holders of the Class A, Class M and Class B Certificates, the amount of any Relief Act Shortfalls allocated thereto, on a pro rata basis based on Relief Act Shortfalls allocated thereto for that distribution date;

(viii) to pay to the holders of the Class A Certificates, pro rata, and then to the Subordinate Certificates, in order of priority, the principal portion of any realized losses previously allocated thereto that remain unreimbursed; and

(ix) to pay to the holders of the Class SB Certificates any balance remaining, in accordance with the terms of the pooling and servicing agreement.

Principal Remittance Amount: For any Distribution Date, the sum of the following amounts: (i) the principal portion of all scheduled monthly payments on the Mortgage Loans received or advanced with respect to the related due period; (ii) the principal portion of all proceeds of the repurchase of Mortgage Loans or, in the case of substitution, amounts representing a principal adjustment as required in the pooling and servicing agreement during the preceding calendar month; and (iii) the principal portion of all other unscheduled collections received on the Mortgage Loans during the preceding calendar month including, without limitation, full and partial principal prepayments made by the respective mortgagors, to the extent not distributed in the preceding month but excluding subsequent recoveries.

Principal Distribution Amount: For any Distribution Date, the lesser of (a) the excess of (x) the available distribution amount over (y) the interest distribution amount and (b) the sum of (x) the Principal Remittance Amount for the Mortgage Loans, (y) subsequent recoveries in an amount not to exceed losses previously allocated to any class of Class A, Class M or Class B Certificates that remain unreimbursed on that Distribution Date and (z) the Excess Cash Flow to the extent distributable as principal to (i) cover realized losses on the Mortgage Loans and (ii) to reach the Overcollateralization Target Amount and certain other amounts with respect to servicing modifications as set forth in the Pooling and Servicing Agreement less any overcollateralization reduction amounts.

Class A Principal Distribution Amount: With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the Principal Distribution Amount for that Distribution Date or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of (a) the Principal Distribution Amount for that Distribution Date and (b) the excess, if any, of (x) the aggregate certificate principal balance of the Class A Certificates immediately prior to that Distribution Date over (y) the lesser of (i) the applicable Subordination Percentage of the principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date and (ii) the aggregate stated principal balance of the Mortgage Loans after giving affect to the distributions to be made on such Distribution Date minus the Overcollateralization Floor.

Class M-1 Principal Distribution Amount: With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of (a) the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount and (b) the excess of (x) the sum of (i) the aggregate certificate principal balance of the Class A Certificates, after taking into account the distribution of the Class A Principal Distribution Amount and (ii) the certificate principal balance of the Class M-1 Certificates immediately prior to that Distribution Date over (y) the lesser of (i) the product of the applicable Subordination Percentage and the principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date and (ii) the aggregate stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date minus the Overcollateralization Floor.

Class M-2 Principal Distribution Amount: With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount and the Class M-1 Principal Distribution Amount, or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of (a) the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount and the Class M-1 Principal Distribution Amount and (b) the excess of (x) the sum of (i) the aggregate certificate principal balance of the Class A Certificates and Class M-1 Certificates, after taking into account the distribution of the Class A Principal Distribution Amount and Class M-1 Principal Distribution Amount and (ii) the certificate principal balance of the Class M-2 Certificates immediately prior to that Distribution Date over (y) the lesser of (i) the product of the applicable Subordination Percentage and the principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date and (ii) the aggregate stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date minus the Overcollateralization Floor.

Class M-3 Principal Distribution Amount: With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount and the Class M-2 Principal Distribution Amount or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of (a) the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount and the Class M-2 Principal Distribution Amount and (b) the excess of (x) the sum of (i) the aggregate certificate principal balance of the Class A Certificates, Class M-1 Certificates and Class M-2 Certificates, after taking into account the distribution of the Class A Principal Distribution Amount, Class M-1 Principal Distribution Amount, and Class M-2 Principal Distribution Amount and (ii) the certificate principal balance of the Class M-3 Certificates immediately prior to that Distribution Date over (y) the lesser of (i) the product of the applicable Subordination Percentage and the stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date in and (ii) the aggregate stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date minus the Overcollateralization Floor.

Class M-4 Principal Distribution Amount: With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount and the Class M-3 Principal Distribution Amount or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of (a) the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount and the Class M-3 Principal Distribution Amount and (b) the excess of (x) the sum of (i) the aggregate certificate principal balance of the Class A Certificates, Class M-1 Certificates, Class M-2 Certificates and Class M-3 Certificates, after taking into account the distribution of the Class A Principal Distribution Amount, Class M-1 Principal Distribution Amount, Class M-2 Principal Distribution Amount and Class M-3

Principal Distribution Amount and (ii) the certificate principal balance of the Class M-4 Certificates immediately prior to that Distribution Date over (y) the lesser of (i) the product of the applicable Subordination Percentage and the stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date and (ii) the aggregate stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date minus the Overcollateralization Floor.

Class M-5 Principal Distribution Amount: With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount, the Class M-3 Principal Distribution Amount and the Class M-4 Principal Distribution Amount or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of (a) the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount, the Class M-3 Principal Distribution Amount and the Class M-4 Principal Distribution Amount and (b) the excess of (x) the sum of (i) the aggregate certificate principal balance of the Class A Certificates, Class M-1 Certificates, Class M-2 Certificates, Class M-3 Certificates and Class M-4 Certificates, after taking into account the distribution of the Class A Principal Distribution Amount, Class M-1 Principal Distribution Amount, Class M-2 Principal Distribution Amount, Class M-3 Principal Distribution Amount and Class M-4 Principal Distribution Amount and (ii) the certificate principal balance of the Class M-5 Certificates immediately prior to that Distribution Date over (y) the lesser of (i) the product of the applicable Subordination Percentage and the stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date and (ii) the aggregate stated principal balance of the Mortgage after giving effect to distributions to be made on that Distribution Date Loans minus the Overcollateralization Floor.

Class M-6 Principal Distribution Amount: With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount, the Class M-3 Principal Distribution Amount, the Class M-4 Principal Distribution Amount and the Class M-5 Principal Distribution Amount or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of (a) the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount, the Class M-3 Principal Distribution Amount, the Class M-4 Principal Distribution Amount and the Class M-5 Principal Distribution Amount and (b) the excess of (x) the sum of (i) the aggregate certificate principal balance of the Class A Certificates, Class M-1 Certificates, Class M-2 Certificates, Class M-3 Certificates, Class M-4 Certificates and Class M-5 Certificates, after taking into account the distribution of the Class A Principal Distribution Amount, Class M-1 Principal Distribution Amount, Class M-2 Principal Distribution Amount, Class M-3 Principal Distribution Amount, Class M-4 Principal Distribution Amount and Class M-5 Principal Distribution Amount and (ii) the certificate principal balance of the Class M-6 Certificates immediately prior to that Distribution Date over (y) the lesser of (i) the product of the applicable Subordination Percentage and the stated principal balance

of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date and (ii) the aggregate stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date minus the Overcollateralization Floor.

Class M-7 Principal Distribution Amount: With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount, the Class M-3 Principal Distribution Amount, the Class M-4 Principal Distribution Amount, the Class M-5 Principal Distribution Amount and the Class M-6 Principal Distribution Amount or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of (a) the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount, the Class M-3 Principal Distribution Amount, the Class M-4 Principal Distribution Amount, the Class M-5 Principal Distribution Amount and the Class M-6 Principal Distribution Amount and (b) the excess of (x) the sum of (i) the aggregate certificate principal balance of the Class A Certificates, Class M-1 Certificates, Class M-2 Certificates, Class M-3 Certificates, Class M-4 Certificates, Class M-5 Certificates and Class M-6 Certificates, after taking into account the distribution of the Class A Principal Distribution Amount, Class M-1 Principal Distribution Amount, Class M-2 Principal Distribution Amount, Class M-3 Principal Distribution Amount, Class M-4 Principal Distribution Amount, the Class M-5 Principal Distribution Amount and Class M-6 Principal Distribution Amount and (ii) the certificate principal balance of the Class M-7 Certificates immediately prior to that Distribution Date over (y) the lesser of (i) the product of the applicable Subordination Percentage and the stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date and (ii) the aggregate stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date minus the Overcollateralization Floor.

Class B-1 Principal Distribution Amount: With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount, the Class M-3 Principal Distribution Amount, the Class M-4 Principal Distribution Amount, the Class M-5 Principal Distribution Amount, the Class M-6 Principal Distribution Amount and the Class M-7 Principal Distribution Amount or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of (a) the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount, the Class M-3 Principal Distribution Amount, the Class M-4 Principal Distribution Amount, the Class M-5 Principal Distribution Amount, the Class M-6 Principal Distribution Amount and the Class M-7 Principal Distribution Amount and (b) the excess of (x) the sum of (i) the aggregate certificate principal balance of the Class A Certificates, Class M-1 Certificates, Class M-2 Certificates, Class M-3 Certificates, Class M-4 Certificates, Class M-5 Certificates, Class M-6 Certificates and Class M-7 Certificates, after taking into account the distribution of the Class A Principal Distribution Amount, Class M-1 Principal Distribution Amount, Class

M-2 Principal Distribution Amount, Class M-3 Principal Distribution Amount, Class M-4 Principal Distribution Amount, the Class M-5 Principal Distribution Amount, the Class M-6 Principal Distribution Amount and Class M-7 Principal Distribution Amount and (ii) the certificate principal balance of the Class B-1 Certificates immediately prior to that Distribution Date over (y) the lesser of (i) the product of the applicable Subordination Percentage and the stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date and (ii) the aggregate stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date minus the Overcollateralization Floor.

Class B-2 Principal Distribution Amount:

With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount, the Class M-3 Principal Distribution Amount, the Class M-4 Principal Distribution Amount, the Class M-5 Principal Distribution Amount, the Class M-6 Principal Distribution Amount, the Class M-7 Principal Distribution Amount and the Class B-1 Principal Distribution Amount or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of (a) the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount, the Class M-3 Principal Distribution Amount, the Class M-4 Principal Distribution Amount, the Class M-5 Principal Distribution Amount, the Class M-6 Principal Distribution Amount, the Class M-7 Principal Distribution Amount and the Class B-1 Principal Distribution Amount and (b) the excess of (x) the sum of (i) the aggregate certificate principal balance of the Class A Certificates, Class M-1 Certificates, Class M-2 Certificates, Class M-3 Certificates, Class M-4 Certificates, Class M-5 Certificates, Class M-6 Certificates, Class M-7 Certificates and Class B-1 Certificates, after taking into account the distribution of the Class A Principal Distribution Amount, Class M-1 Principal Distribution Amount, Class M-2 Principal Distribution Amount, Class M-3 Principal Distribution Amount, Class M-4 Principal Distribution Amount, the Class M-5 Principal Distribution Amount, the Class M-6 Principal Distribution Amount, the Class M-7 Principal Distribution Amount and Class B-1 Principal Distribution Amount and (ii) the certificate principal balance of the Class B-2 Certificates immediately prior to that Distribution Date over (y) the lesser of (i) the product of the applicable Subordination Percentage and the stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date and (ii) the aggregate stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date minus the Overcollateralization Floor.

Allocation of Losses:

Any realized losses will be allocated in the following order of priority:

(i) To Excess Cash Flow for the related Distribution Date;

(ii) To the overcollateralization, until reduced to zero (as further described in the prosepctus supplement);

(iii) To the Class B-2 Certificates, until reduced to zero;

(iv) To the Class B-1 Certificates, until reduced to zero;

(v) To the Class M-7 Certificates, until reduced to zero;

(vi) To the Class M-6 Certificates, until reduced to zero;

(vii) To the Class M-5 Certificates, until reduced to zero;

(viii) To the Class M-4 Certificates, until reduced to zero;

(ix) To the Class M-3 Certificates, until reduced to zero;

(x) To the Class M-2 Certificates, until reduced to zero;

(xi) To the Class M-1 Certificates, until reduced to zero;

(xii) To the Class A-4 Certificates, until reduced to zero; and

(xiii) To the Class A Certificates (other than the Class A-4 Certificates), on a pro rata basis, until reduced to zero.

Prospectus: The Offered Certificates will be offered pursuant to a Prospectus which includes a Prospectus Supplement (together, the "Prospectus"). Additional information with respect to the Offered Certificates and the Mortgage Loans is contained in the Prospectus. The foregoing is qualified in its entirety by the information appearing in the Prospectus. To the extent that the foregoing is inconsistent with the Prospectus, the Prospectus shall govern in all respects. Sales of the Offered Certificates may not be consummated unless the purchaser has received the Prospectus.

Yield Maintenance Agreements

On the Closing Date, the Trustee will enter into two Yield Maintenance Agreements with [ ] (the "Counterparty") for the benefit of the Class A, the Class M and Class B Certificates. On each Distribution Date, payments under the Yield Maintenance Agreements will be made based on (i) an amount equal the lesser of (a) the notional amount set forth in the related tables below and (b) the outstanding certificate principal of the Class A Certificates, or the Class M and Class B Certificates as applicable immediately preceding that Distribution Date and (ii) the strike rates set forth in the related table below. In exchange for a fixed payment on the Closing Date, the Counterparty will be obligated to make monthly payments to the Trustee when one-month LIBOR exceeds the related strike rates beginning with the Distribution Date in June 2005. Such payments will be capped at their related maximum amount when one-month LIBOR equals or exceeds the related Ceiling. The Yield Maintenance Agreements will terminate after the Distribution Date in February 2007.

Class A Yield Maintance Agreement Schedule				Class M and Class B Yield Maintance Agreement Schedule			
Distribution Date	Notional Balance ($)	Strike Rate (%)	Ceiling (%)	Distribution Date	Notional Balance ($)	Strike Rate (%)	Ceiling (%)
5/25/2005	331,509,000	N/A	N/A	5/25/2005	79,562,000	N/A	N/A
6/25/2005	328,689,735	6.77	8.09	6/25/2005	79,562,000	5.86	7.18
7/25/2005	324,958,321	7.00	8.09	7/25/2005	79,562,000	6.09	7.18
8/25/2005	320,314,225	6.77	8.09	8/25/2005	79,562,000	5.86	7.18
9/25/2005	314,762,499	6.77	8.09	9/25/2005	79,562,000	5.86	7.18
10/25/2005	308,314,102	7.00	8.09	10/25/2005	79,562,000	6.09	7.18
11/25/2005	300,986,047	6.77	8.09	11/25/2005	79,562,000	5.86	7.18
12/25/2005	292,801,489	7.00	8.09	12/25/2005	79,562,000	6.09	7.18
1/25/2006	283,926,250	6.77	8.09	1/25/2006	79,562,000	5.86	7.18
2/25/2006	274,389,794	6.77	8.09	2/25/2006	79,562,000	5.86	7.18
3/25/2006	264,238,449	7.51	8.09	3/25/2006	79,562,000	6.60	7.18
4/25/2006	254,235,958	6.77	8.09	4/25/2006	79,562,000	5.86	7.18
5/25/2006	244,522,432	7.00	8.09	5/25/2006	79,562,000	6.09	7.18
6/25/2006	235,089,498	6.77	8.09	6/25/2006	79,562,000	5.86	7.18
7/25/2006	225,929,027	7.00	8.09	7/25/2006	79,562,000	6.09	7.18
8/25/2006	217,033,125	6.77	8.09	8/25/2006	79,562,000	5.86	7.18
9/25/2006	208,394,128	6.77	8.09	9/25/2006	79,562,000	5.86	7.18
10/25/2006	200,004,594	7.00	8.09	10/25/2006	79,562,000	6.09	7.18
11/25/2006	191,857,299	6.77	8.09	11/25/2006	79,562,000	5.86	7.18
12/25/2006	183,945,226	7.00	8.09	12/25/2006	79,562,000	6.09	7.18
1/25/2007	176,261,565	6.77	8.09	1/25/2007	79,562,000	5.86	7.18
2/25/2007	164,010,248	6.77	8.09	2/25/2007	79,562,000	5.86	7.18
3/25/2007	0.00	0.00	0.00	3/25/2007	0.00	0.00	0.00

Collateral Summary

Summary	Total	Minimum	Maximum
Aggregate Current Principal Balance	$414,386,224.18		
Number of Mortgage Loans	2,930		
Average Current Principal Balance	$141,428.75	$22,449.82	$500,000.00
(1) Weighted Average Original Loan-to-Value	83.01%	15.00%	100.00%
(1) Weighted Average Mortgage Rate	7.658%	5.250%	11.600%
(1) Weighted Average Net Mortgage Rate	7.163%	4.795%	11.020%
(1) Weighted Average Note Margin	6.687%	3.250%	10.260%
(1) Weighted Average Maximum Mortgage Rate	13.823%	11.125%	17.250%
(1) Weighted Average Minimum Mortgage Rate	7.134%	3.250%	10.775%
(1) Weighted Average Term to Next Rate Adjustment Rate (months)	24	6	36
(1) Weighted Average Remaining Term to Stated Maturity (months)	355	117	360
(1) (2) Weighted Average Credit Score	610	425	816

(1) Weighted Average reflected in Total.
(2) 100% of the Aggregate Loans have Credit Scores.
(3) Includes loans that will be transferred to HomeComings within 90 days.

	Range	Percent of Cut-off Date Principal Balance
Product Type	ARM	83.81%
	Fixed	16.19%
Lien	First	100.00%
Property Type	Single Family (detached)	77.80%
	Detached PUD	10.78
	Condo under 5 stories	3.62
	Two-to-four family units	3.51
	Manufactured Home	1.96
	Attached PUD	1.31
	Townhouse/rowhouse	0.95
	Mid-rise condo (5-8 stories)	0.07
Occupancy Status	Primary Residence	91.83%
	Non Owner Occupied	5.75%
	Second/Vacation	2.42%
Documentation Type	Full Documentation	69.56%
	Reduced Documentation	30.44%
Loans with Prepayment Penalties		62.92%
Loans serviced by Homecomings(3)		100%

RASC SERIES 2005-KS4 TRUST

Home Equity Mortgage Asset-Backed Pass-Through Certificates, Series 2005-KS4

Aggregate Credit Scores

Range of Credit Scores	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Aggregate Loans	Average Principal Balance Outstanding	Weighted Average Original LTV
499 or less	27	$3,432,295	0.83%	$127,122	68.32%
500 - 519	64	7,776,468	1.88	121,507	70.77
520 - 539	130	16,492,585	3.98	126,866	73.95
540 - 559	215	27,464,915	6.63	127,744	77.85
560 - 579	338	45,914,819	11.08	135,843	82.01
580 - 599	450	59,000,758	14.24	131,113	83.72
600 - 619	631	90,013,239	21.72	142,652	85.28
620 - 639	417	62,834,857	15.16	150,683	85.12
640 - 659	299	47,134,644	11.37	157,641	83.58
660 - 679	188	28,284,107	6.83	150,447	84.95
680 - 699	76	11,480,123	2.77	151,054	84.98
700 - 719	39	5,994,077	1.45	153,694	83.06
720 - 739	33	5,192,195	1.25	157,339	83.87
740 - 759	15	2,238,822	0.54	149,255	83.72
760 or greater	8	1,132,321	0.27	141,540	75.14
Total:	**2,930**	**$414,386,224**	**100.00%**	**$141,429**	**83.01%**

Aggregate Original Mortgage Loan Principal Balances

Range of Original Mortgage Loan Principal Balances ($)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Aggregate Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
100,000 or less	1,098	$80,509,788	19.43%	$73,324	602	80.58%
100,001 - 200,000	1,284	181,631,242	43.83	141,457	608	83.34
200,001 - 300,000	387	93,837,880	22.65	242,475	613	83.28
300,001 - 400,000	132	45,478,497	10.97	344,534	621	85.66
400,001 - 500,000	29	12,928,818	3.12	445,821	621	82.11
Total:	**2,930**	**$414,386,224**	**100.00%**	**$141,429**	**610**	**83.01%**

RASC SERIES 2005-KS4 TRUST

Home Equity Mortgage Asset-Backed Pass-Through Certificates, Series 2005-KS4

Aggregate Net Mortgage Rates

Range of Net Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Aggregate Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
4.500 - 4.999	6	$1,430,095	0.35%	$238,349	678	82.96%
5.000 - 5.499	33	7,823,447	1.89	237,074	636	80.75
5.500 - 5.999	120	24,459,216	5.90	203,827	636	81.09
6.000 - 6.499	360	64,544,727	15.58	179,291	632	80.85
6.500 - 6.999	546	83,667,707	20.19	153,238	618	82.51
7.000 - 7.499	694	99,164,576	23.93	142,888	610	83.99
7.500 - 7.999	479	59,537,002	14.37	124,294	598	85.55
8.000 - 8.499	361	42,232,983	10.19	116,989	586	84.88
8.500 - 8.999	183	19,039,862	4.59	104,043	568	81.12
9.000 - 9.499	94	8,253,137	1.99	87,799	564	80.56
9.500 - 9.999	40	3,479,289	0.84	86,982	556	77.61
10.000 - 10.499	11	628,640	0.15	57,149	567	77.84
10.500 - 10.999	2	87,083	0.02	43,541	558	39.91
11.000 - 11.499	1	38,459	0.01	38,459	527	60.00
Total:	**2,930**	**$414,386,224**	**100.00%**	**$141,429**	**610**	**83.01%**

RASC SERIES 2005-KS4 TRUST

Home Equity Mortgage Asset-Backed Pass-Through Certificates, Series 2005-KS4

Aggregate Mortgage Rates

Range of Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Aggregate Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
5.000 - 5.499	5	$1,176,084	0.28%	$235,217	682	82.73%
5.500 - 5.999	40	9,305,155	2.25	232,629	643	81.32
6.000 - 6.499	111	22,091,350	5.33	199,021	639	82.10
6.500 - 6.999	376	67,741,132	16.35	180,163	635	81.56
7.000 - 7.499	490	75,582,568	18.24	154,250	619	82.09
7.500 - 7.999	743	105,103,153	25.36	141,458	611	83.92
8.000 - 8.499	420	52,736,995	12.73	125,564	597	85.41
8.500 - 8.999	399	47,104,919	11.37	118,057	583	84.92
9.000 - 9.499	177	18,801,506	4.54	106,223	563	80.63
9.500 - 9.999	104	9,544,533	2.30	91,774	562	78.96
10.000 - 10.499	50	4,331,231	1.05	86,625	561	79.05
10.500 - 10.999	11	689,557	0.17	62,687	555	75.91
11.000 - 11.499	3	139,583	0.03	46,528	537	51.23
11.500 - 11.999	1	38,459	0.01	38,459	527	60.00
Total:	**2,930**	**$414,386,224**	**100.00%**	**$141,429**	**610**	**83.01%**

Aggregate Original Loan-to-Value Ratios

Range of Original Loan-to-Value Ratios (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Aggregate Loans	Average Principal Balance Outstanding	Weighted Average Credit Score
0.01 - 50.00	88	$8,339,096	2.01%	$94,762	585
50.01 - 55.00	46	5,162,167	1.25	112,221	596
55.01 - 60.00	67	7,239,761	1.75	108,056	590
60.01 - 65.00	75	10,321,744	2.49	137,623	579
65.01 - 70.00	149	20,306,996	4.90	136,289	586
70.01 - 75.00	234	30,444,871	7.35	130,106	596
75.01 - 80.00	552	74,928,759	18.08	135,741	607
80.01 - 85.00	495	74,007,552	17.86	149,510	611
85.01 - 90.00	700	114,737,243	27.69	163,910	618
90.01 - 95.00	514	68,001,671	16.41	132,299	621
95.01 - 100.00	10	896,364	0.22	89,636	624
Total:	**2,930**	**$414,386,224**	**100.00%**	**$141,429**	**610**

RASC SERIES 2005-KS4 TRUST

Home Equity Mortgage Asset-Backed Pass-Through Certificates, Series 2005-KS4

Aggregate State Distributions of Mortgaged Properties

State or Territory	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Aggregate Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
Alabama	90	$8,691,939	2.10%	$96,577	595	85.39%
Alaska	1	117,721	0.03	117,721	603	95.00
Arizona	101	14,645,562	3.53	145,006	606	82.99
Arkansas	25	2,257,953	0.54	90,318	614	88.54
California	244	56,568,115	13.65	231,837	623	81.73
Colorado	47	8,270,666	2.00	175,972	614	81.47
Connecticut	24	5,082,992	1.23	211,791	600	82.16
Delaware	6	826,840	0.20	137,807	574	72.23
District of Columbia	14	2,815,669	0.68	201,119	599	71.14
Florida	265	39,563,398	9.55	149,296	614	83.97
Georgia	147	18,368,975	4.43	124,959	604	83.50
Hawaii	9	2,289,788	0.55	254,421	678	88.99
Idaho	18	2,785,106	0.67	154,728	614	81.76
Illinois	88	13,366,993	3.23	151,898	601	82.06
Indiana	105	9,712,673	2.34	92,502	611	85.48
Iowa	22	1,714,679	0.41	77,940	592	81.54
Kansas	21	1,909,563	0.46	90,932	593	82.69
Kentucky	53	5,492,400	1.33	103,630	600	85.24
Louisiana	67	7,757,956	1.87	115,790	598	83.02
Maine	7	816,942	0.20	116,706	553	65.37
Maryland	46	8,270,385	2.00	179,791	599	80.62
Massachusetts	27	6,237,608	1.51	231,023	607	80.80
Michigan	184	22,099,735	5.33	120,107	608	82.82
Minnesota	101	17,767,094	4.29	175,912	612	83.08
Mississippi	42	3,715,714	0.90	88,469	590	82.34
Missouri	87	9,400,474	2.27	108,051	604	84.42
Montana	1	74,940	0.02	74,940	674	72.00
Nebraska	9	667,262	0.16	74,140	617	88.67
Nevada	53	10,558,808	2.55	199,223	612	82.61
New Hampshire	4	734,712	0.18	183,678	589	83.85
New Jersey	33	6,470,612	1.56	196,079	612	78.44
New Mexico	18	2,587,416	0.62	143,745	611	86.62
New York	32	6,788,168	1.64	212,130	621	83.80
North Carolina	101	12,311,931	2.97	121,900	607	83.64
North Dakota	5	387,723	0.09	77,545	591	68.60
Ohio	101	10,574,357	2.55	104,697	606	86.08
Oklahoma	34	3,277,369	0.79	96,393	598	83.51
Oregon	29	4,120,403	0.99	142,083	640	86.48
Pennsylvania	72	8,432,224	2.03	117,114	598	84.85
Rhode Island	4	811,050	0.20	202,763	636	86.84
South Carolina	57	6,149,990	1.48	107,895	603	85.63
South Dakota	3	313,353	0.08	104,451	621	81.32
Tennessee	62	6,200,933	1.50	100,015	609	85.54
Texas	159	16,907,009	4.08	106,333	614	83.58
Utah	33	6,049,671	1.46	183,323	605	81.86
Virginia	84	14,053,342	3.39	167,302	610	80.04
Vermont	3	540,350	0.13	180,117	580	87.48
Washington	65	9,831,449	2.37	151,253	607	81.72
Wisconsin	112	14,212,609	3.43	126,898	607	84.56
West Virginia	9	1,232,121	0.30	136,902	592	81.95
Wyoming	6	551,481	0.13	91,914	616	86.13
Total:	**2,930**	**$414,386,224**	**100.00%**	**$141,429**	**610**	**83.01%**

RASC SERIES 2005-KS4 TRUST

Home Equity Mortgage Asset-Backed Pass-Through Certificates, Series 2005-KS4

Aggregate Loan Purpose

Loan Purpose	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Aggregate Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
Equity Refinance	1,916	$277,797,000	67.04%	$144,988	605	81.47%
Purchase	730	98,362,439	23.74	134,743	618	87.83
Rate / Term Refinance	284	38,226,785	9.22	134,601	621	81.79
Total:	**2,930**	**$414,386,224**	**100.00%**	**$141,429**	**610**	**83.01%**

Aggregate Documentation

Documentation Type	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Aggregate Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
Full Documentation	2,128	$288,262,507	69.56%	$135,462	603	83.84%
Reduced Documentation	802	126,123,718	30.44	157,261	625	81.10
Total:	**2,930**	**$414,386,224**	**100.00%**	**$141,429**	**610**	**83.01%**

Aggregate Occupancy

Occupancy Type	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Aggregate Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
Primary Residence	2,649	$380,515,505	91.83%	143,645	607	83.43%
Non-Owner Occupied	221	23,843,573	5.75	107,889	638	75.93
Second/Vacation	60	10,027,146	2.42	167,119	639	83.69
Total:	**2,930**	**$414,386,224**	**100.00%**	**$141,429**	**610**	**83.01%**

Aggregate Property Type

Property Type	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Aggregate Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
Single Family (detached)	2,346	$322,401,172	77.80%	$137,426	608	83.12%
Planned Unit Developments (detached)	232	44,664,176	10.78	192,518	610	84.46
Condo Low-Rise (under 5 stories)	94	14,995,102	3.62	159,522	622	82.00
Two-to-four family units	101	14,550,385	3.51	144,063	627	81.92
Manufactured Home	89	8,112,507	1.96	91,152	619	76.65
Planned Unit Developments (attached)	35	5,410,722	1.31	154,592	608	84.11
Townhouse/rowhouse	31	3,943,555	0.95	127,211	601	75.68
Mid-rise condo (5-8 stories)	2	308,606	0.07	154,303	656	90.00
Total:	**2,930**	**$414,386,224**	**100.00%**	**$141,429**	**610**	**83.01%**

RASC SERIES 2005-KS4 TRUST

Home Equity Mortgage Asset-Backed Pass-Through Certificates, Series 2005-KS4

Aggregate Credit Grade

Credit Grade	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Aggregate Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
A4	1,578	$235,359,054	56.80%	$149,150	635	85.11%
AX	438	63,108,285	15.23	144,083	605	80.54
AM	468	62,849,571	15.17	134,294	574	84.03
AX	438	63,108,285	15.23	144,083	605	80.54
B	277	34,835,913	8.41	125,761	554	78.85
C	105	11,808,877	2.85	112,465	533	70.54
CM	64	6,424,523	1.55	100,383	528	65.54
Total:	**2,930**	**$414,386,224**	**100.00%**	**$141,429**	**610**	**83.01%**

Aggregate Prepayment Penalty Term

Prepayment Penalty Term	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Aggregate Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
None	1,110	$153,651,729	37.08%	$138,425	611	82.43%
Other	1	58,185	0.01	58,185	619	85.00
12	108	19,374,168	4.68	179,390	611	82.28
24	1,206	174,478,959	42.11	144,676	604	83.42
36	496	65,915,387	15.91	132,894	623	83.43
60	9	907,796	0.22	100,866	614	86.40
Total:	**2,930**	**$414,386,224**	**100.00%**	**$141,429**	**610**	**83.01%**

*Other includes all loans with prepayment penalty terms not equal to 0,12, 24, 36 or 60 months. No loans have prepayment penalty terms greater than 60 months.

Aggregate IO Term

IO Term	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Aggregate Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
None	2,903	$407,373,584	98.31%	$140,328	609	82.97%
24	18	4,975,480	1.20	276,416	632	84.40
36	4	718,460	0.17	179,615	647	83.34
60	5	1,318,700	0.32	263,740	637	88.90
Total:	**2,930**	**$414,386,224**	**100.00%**	**$141,429**	**610**	**83.01%**

Aggregate Note Margins

Range of Note Margins(%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Aggregate Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
N/A Fixed	530	$67,071,341	16.19%	$126,550	629	82.52%
3.000 - 3.499	1	74,688	0.02	74,688	739	85.00
4.000 - 4.499	3	462,161	0.11	154,054	648	78.83
4.500 - 4.999	5	1,225,657	0.30	245,131	614	80.44
5.000 - 5.499	157	32,685,967	7.89	208,191	628	85.54
5.500 - 5.999	278	46,328,898	11.18	166,651	624	81.75
6.000 - 6.499	385	58,976,696	14.23	153,186	622	79.48
6.500 - 6.999	556	81,558,664	19.68	146,688	610	83.85
7.000 - 7.499	427	57,640,050	13.91	134,988	596	85.34
7.500 - 7.999	292	36,490,229	8.81	124,967	579	85.85
8.000 - 8.499	135	15,922,540	3.84	117,945	573	82.05
8.500 - 8.999	83	9,317,830	2.25	112,263	564	79.18
9.000 - 9.499	50	4,288,801	1.03	85,776	565	78.87
9.500 - 9.999	26	2,076,485	0.50	79,865	557	74.11
10.000 - 10.499	2	266,216	0.06	133,108	546	84.60
Total:	**2,930**	**$414,386,224**	**100.00%**	**$141,429**	**610**	**83.01%**

RASC SERIES 2005-KS4 TRUST

Home Equity Mortgage Asset-Backed Pass-Through Certificates, Series 2005-KS4

Aggregate Maximum Mortgage Rates

Range of Maximum Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Aggregate Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
N/A Fixed	530	$67,071,341	16.19%	$126,550	629	82.52%
11.000 - 11.999	11	2,013,603	0.49	183,055	652	66.36
12.000 - 12.999	298	52,597,333	12.69	176,501	637	78.89
13.000 - 13.999	1,050	163,788,661	39.53	155,989	613	83.33
14.000 - 14.999	719	94,855,773	22.89	131,927	591	85.97
15.000 - 15.999	262	28,918,598	6.98	110,376	566	81.77
16.000 - 16.999	58	4,942,948	1.19	85,223	564	80.73
17.000 - 17.999	2	197,968	0.05	98,984	515	55.94
Total:	**2,930**	**$414,386,224**	**100.00%**	**$141,429**	**610**	**83.01%**

Aggregate Minimum Mortgage Rates

Range of Minimum Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Aggregate Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
N/A Fixed	530	$67,071,341	16.19%	$126,550	629	82.52%
3.000 - 3.999	1	74,688	0.02	74,688	739	85.00
4.000 - 4.999	1	405,000	0.10	405,000	682	90.00
5.000 - 5.999	171	30,742,339	7.42	179,780	639	77.74
6.000 - 6.999	818	135,517,324	32.70	165,669	618	82.51
7.000 - 7.999	876	120,888,706	29.17	138,001	598	85.20
8.000 - 8.999	357	43,198,924	10.42	121,005	584	83.92
9.000 - 9.999	144	13,916,276	3.36	96,641	568	80.21
10.000 - 10.999	32	2,571,625	0.62	80,363	558	80.03
Total:	**2,930**	**$414,386,224**	**100.00%**	**$141,429**	**610**	**83.01%**

Aggregate Next Rate Adjustment Date

Range of Next Rate Adjustment Date	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Aggregate Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
N/A Fixed	530	$67,071,341	16.19%	$126,550	629	82.52%
2005-Oct	1	71,315	0.02	71,315	638	85.00
2006-Feb	1	355,414	0.09	355,414	678	85.00
2006-Mar	1	80,168	0.02	80,168	425	90.00
2006-May	1	67,468	0.02	67,468	676	71.00
2006-Jun	3	433,268	0.10	144,423	596	84.04
2006-July	7	1,791,006	0.43	255,858	631	85.93
2006-Aug	29	6,274,589	1.51	216,365	634	87.73
2006-Sept	102	22,740,837	5.49	222,949	618	86.56
2006-Oct	1	294,558	0.07	294,558	539	52.00
2006-Nov	5	722,711	0.17	144,542	649	90.86
2006-Dec	16	2,291,867	0.55	143,242	600	84.11
2007-Jan	55	8,006,549	1.93	145,574	616	86.17
2007-Feb	345	48,114,060	11.61	139,461	601	84.16
2007-Mar	951	128,208,570	30.94	134,814	603	82.58
2007-Apr	480	71,123,503	17.16	148,174	598	82.84
2007-July	1	87,271	0.02	87,271	628	80.00
2007-Aug	5	814,824	0.20	162,965	639	88.25
2007-Sept	3	871,544	0.21	290,515	647	88.56
2007-Oct	3	201,332	0.05	67,111	593	85.60
2007-Nov	1	255,825	0.06	255,825	550	90.00
2007-Dec	5	423,831	0.10	84,766	573	77.99
2008-Jan	15	2,674,983	0.65	178,332	608	84.83
2008-Feb	41	5,165,871	1.25	125,997	619	80.30
2008-Mar	186	26,959,526	6.51	144,944	619	80.33
2008-Apr	142	19,283,992	4.65	135,803	618	81.66
Total:	**2,930**	**$414,386,224**	**100.00%**	**$141,429**	**610**	**83.01%**

Net WAC Cap Schedule

Senior Certificates

Month	(%)[1]	(%)[2]	Month	(%)[1]	(%)[2]
1	NA	NA	38	8.74	10.37
2	6.93	8.25	39	9.03	10.70
3	7.16	8.25	40	8.73	10.35
4	6.93	8.25	41	8.73	11.01
5	6.93	8.25	42	9.01	11.49
6	7.16	8.25	43	8.72	11.11
7	6.93	8.25	44	9.00	11.47
8	7.16	8.25	45	8.71	11.08
9	6.93	8.25	46	8.70	11.07
10	6.93	8.25	47	9.63	12.39
11	7.67	8.25	48	8.69	11.30
12	6.93	8.25	49	8.98	11.66
13	7.16	8.25	50	8.68	11.27
14	6.93	8.25	51	8.96	11.63
15	7.16	8.25	52	8.67	11.24
16	6.93	8.25	53	8.66	11.23
17	6.93	8.25	54	8.95	11.71
18	7.16	8.25	55	8.65	11.32
19	6.93	8.25	56	8.94	11.68
20	7.16	8.25	57	8.64	11.29
21	6.93	8.25	58	8.64	11.28
22	6.93	8.25	59	9.55	12.47
23	9.40	9.67	60	8.62	11.26
24	8.48	8.72	61	8.91	11.62
25	8.76	9.00	62	8.61	11.23
26	8.46	8.70	63	8.89	11.59
27	8.75	8.99	64	8.60	11.20
28	8.46	8.70	65	8.60	11.18
29	8.46	9.39	66	8.88	11.54
30	8.74	9.69	67	8.58	11.15
31	8.45	9.37	68	8.86	11.50
32	8.73	9.68	69	8.57	11.12
33	8.44	9.36	70	8.57	11.10
34	8.44	9.35	71	9.48	12.27
35	9.02	10.72	72	8.55	11.07
36	8.75	10.39	73	8.83	11.42
37	9.04	10.72			

(1) Assumes 1-month LIBOR remains constant at 3.000% and 6-month LIBOR remains constant at 3.356% and run at the Pricing Speed to call.

(2) Assumes 1-month LIBOR and 6-month LIBOR instantaneously increase to a level beyond the highest maximum obtainable rate on the Mortgage Loans and run at the Pricing Speed to call. Assumes payments are received from the related Yield Maintenance Agreement.

Net WAC Cap Schedule

Subordinate Certificates

Month	(%)[1]	(%)[2]	Month	(%)[1]	(%)[2]
1	NA	NA	38	8.74	10.37
2	6.93	8.25	39	9.03	10.70
3	7.16	8.25	40	8.73	10.35
4	6.93	8.25	41	8.73	11.01
5	6.93	8.25	42	9.01	11.49
6	7.16	8.25	43	8.72	11.11
7	6.93	8.25	44	9.00	11.47
8	7.16	8.25	45	8.71	11.08
9	6.93	8.25	46	8.70	11.07
10	6.93	8.25	47	9.63	12.39
11	7.67	8.25	48	8.69	11.30
12	6.93	8.25	49	8.98	11.66
13	7.16	8.25	50	8.68	11.27
14	6.93	8.25	51	8.96	11.63
15	7.16	8.25	52	8.67	11.24
16	6.93	8.25	53	8.66	11.23
17	6.93	8.25	54	8.95	11.71
18	7.16	8.25	55	8.65	11.32
19	6.93	8.25	56	8.94	11.68
20	7.16	8.25	57	8.64	11.29
21	6.93	8.25	58	8.64	11.28
22	6.93	8.25	59	9.55	12.47
23	9.40	9.67	60	8.62	11.26
24	8.48	8.72	61	8.91	11.62
25	8.76	9.00	62	8.61	11.23
26	8.46	8.70	63	8.89	11.59
27	8.75	8.99	64	8.60	11.20
28	8.46	8.70	65	8.60	11.18
29	8.46	9.39	66	8.88	11.54
30	8.74	9.69	67	8.58	11.15
31	8.45	9.37	68	8.86	11.50
32	8.73	9.68	69	8.57	11.12
33	8.44	9.36	70	8.57	11.10
34	8.44	9.35	71	9.48	12.27
35	9.02	10.72	72	8.55	11.07
36	8.75	10.39	73	8.83	11.42
37	9.04	10.72			

(1) Assumes 1-month LIBOR remains constant at 3.000% and 6-month LIBOR remains constant at 3.356% and run at the Pricing Speed to call.

(2) Assumes 1-month LIBOR and 6-month LIBOR instantaneously increase to a level beyond the highest maximum obtainable rate on the Mortgage Loans and run at the Pricing Speed to call. Assumes payments are received from the related Yield Maintenance Agreement.

Bond Summary (To Call)

PREPAYMENT ASSUMPTION	0% HEP 0%PPC	11.50% HEP 50% PPC	17.25% HEP 75% PPC	23% HEP 100% PPC	28.75% HEP 125% PPC	34.50% HEP 150% PPC
Class A-1						
Average Life (Years)	13.56	1.64	1.22	1.00	0.84	0.73
Modified Duration (at par)	10.70	1.59	1.19	0.98	0.83	0.73
First Principal Payment Date	5/25/2005	5/25/2005	5/25/2005	5/25/2005	5/25/2005	5/25/2005
Last Principal Payment Date	6/25/2026	6/25/2008	6/25/2007	2/25/2007	10/25/2006	8/25/2006
Principal Payment Window (Months)	254	38	26	22	18	16
Class A-2						
Average Life (Years)	25.20	6.42	4.28	3.00	2.08	1.77
Modified Duration (at par)	17.18	5.70	3.95	2.84	2.01	1.72
First Principal Payment Date	6/25/2026	6/25/2008	6/25/2007	2/25/2007	10/25/2006	8/25/2006
Last Principal Payment Date	1/25/2034	9/25/2017	8/25/2013	5/25/2011	3/25/2008	8/25/2007
Principal Payment Window (Months)	92	112	75	52	18	13
Class A-3						
Average Life (Years)	28.72	12.39	8.31	6.06	4.23	2.47
Modified Duration (at par)	18.45	10.14	7.25	5.48	3.93	2.37
First Principal Payment Date	1/25/2034	9/25/2017	8/25/2013	5/25/2011	3/25/2008	8/25/2007
Last Principal Payment Date	1/25/2034	9/25/2017	8/25/2013	5/25/2011	12/25/2009	12/25/2007
Principal Payment Window (Months)	1	1	1	1	22	5
Class A-4						
Average Life (Years)	19.42	4.30	2.94	2.15	1.57	1.28
Modified Duration (at par)	13.82	3.84	2.72	2.03	1.51	1.24
First Principal Payment Date	5/25/2005	5/25/2005	5/25/2005	5/25/2005	5/25/2005	5/25/2005
Last Principal Payment Date	1/25/2034	9/25/2017	8/25/2013	5/25/2011	12/25/2009	12/25/2007
Principal Payment Window (Months)	345	149	100	73	56	32

Bond Summary (To Call)

PREPAYMENT ASSUMPTION	0% HEP 0%PPC	11.50% HEP 50% PPC	17.25% HEP 75% PPC	23% HEP 100% PPC	28.75% HEP 125% PPC	34.50% HEP 150% PPC
Class M-1						
Average Life (Years)	26.65	8.18	5.50	4.53	4.59	3.57
Modified Duration (at par)	17.34	7.00	4.95	4.17	4.24	3.36
First Principal Payment Date	4/25/2028	4/25/2009	6/25/2008	12/25/2008	8/25/2009	12/25/2007
Last Principal Payment Date	1/25/2034	9/25/2017	8/25/2013	5/25/2011	12/25/2009	1/25/2009
Principal Payment Window (Months)	70	102	63	30	5	14
Class M-2						
Average Life (Years)	26.65	8.18	5.49	4.38	4.14	3.70
Modified Duration (at par)	16.97	6.94	4.91	4.02	3.84	3.46
First Principal Payment Date	4/25/2028	4/25/2009	6/25/2008	9/25/2008	1/25/2009	11/25/2008
Last Principal Payment Date	1/25/2034	9/25/2017	8/25/2013	5/25/2011	12/25/2009	1/25/2009
Principal Payment Window (Months)	70	102	63	33	12	3
Class M-3						
Average Life (Years)	26.65	8.18	5.49	4.31	3.90	3.50
Modified Duration (at par)	16.91	6.93	4.90	3.96	3.63	3.27
First Principal Payment Date	4/25/2028	4/25/2009	5/25/2008	8/25/2008	11/25/2008	8/25/2008
Last Principal Payment Date	1/25/2034	9/25/2017	8/25/2013	5/25/2011	12/25/2009	1/25/2009
Principal Payment Window (Months)	70	102	64	34	14	6
Class M-4						
Average Life (Years)	26.65	8.18	5.49	4.29	3.81	3.36
Modified Duration (at par)	16.81	6.92	4.89	3.93	3.54	3.15
First Principal Payment Date	4/25/2028	4/25/2009	5/25/2008	7/25/2008	10/25/2008	7/25/2008
Last Principal Payment Date	1/25/2034	9/25/2017	8/25/2013	5/25/2011	12/25/2009	1/25/2009
Principal Payment Window (Months)	70	102	64	35	15	7
Class M-5						
Average Life (Years)	26.65	8.18	5.48	4.26	3.74	3.25
Modified Duration (at par)	15.85	6.75	4.81	3.86	3.44	3.02
First Principal Payment Date	4/25/2028	4/25/2009	5/25/2008	7/25/2008	8/25/2008	5/25/2008
Last Principal Payment Date	1/25/2034	9/25/2017	8/25/2013	5/25/2011	12/25/2009	1/25/2009
Principal Payment Window (Months)	70	102	64	35	17	9
Class M-6						
Average Life (Years)	26.65	8.18	5.49	4.24	3.69	3.18
Modified Duration (at par)	15.67	6.72	4.79	3.82	3.38	2.95
First Principal Payment Date	4/25/2028	4/25/2009	5/25/2008	6/25/2008	7/25/2008	4/25/2008
Last Principal Payment Date	1/25/2034	9/25/2017	8/25/2013	5/25/2011	12/25/2009	1/25/2009
Principal Payment Window (Months)	70	102	64	36	18	10
Class M-7						
Average Life (Years)	26.65	8.18	5.48	4.23	3.64	3.12
Modified Duration (at par)	14.89	6.58	4.72	3.78	3.31	2.88
First Principal Payment Date	4/25/2028	4/25/2009	5/25/2008	6/25/2008	7/25/2008	3/25/2008
Last Principal Payment Date	1/25/2034	9/25/2017	8/25/2013	5/25/2011	12/25/2009	1/25/2009
Principal Payment Window (Months)	70	102	64	36	18	11

Bond Summary (To Maturity)

PREPAYMENT ASSUMPTION	0% HEP 0%PPC	11.50% HEP 50% PPC	17.25% HEP 75% PPC	23% HEP 100% PPC	28.75% HEP 125% PPC	34.50% HEP 150% PPC
Class A-1						
Average Life (Years)	13.56	1.64	1.22	1.00	0.84	0.73
Modified Duration (at par)	10.70	1.59	1.19	0.98	0.83	0.73
First Principal Payment Date	5/25/2005	5/25/2005	5/25/2005	5/25/2005	5/25/2005	5/25/2005
Last Principal Payment Date	6/25/2026	6/25/2008	6/25/2007	2/25/2007	10/25/2006	8/25/2006
Principal Payment Window (Months)	254	38	26	22	18	16
Class A-2						
Average Life (Years)	25.20	6.45	4.30	3.02	2.08	1.77
Modified Duration (at par)	17.18	5.72	3.96	2.85	2.01	1.72
First Principal Payment Date	6/25/2026	6/25/2008	6/25/2007	2/25/2007	10/25/2006	8/25/2006
Last Principal Payment Date	4/25/2034	1/25/2019	7/25/2014	2/25/2012	3/25/2008	8/25/2007
Principal Payment Window (Months)	95	128	86	61	18	13
Class A-3						
Average Life (Years)	29.42	17.91	12.39	9.14	6.45	2.47
Modified Duration (at par)	18.72	13.36	10.05	7.82	5.72	2.37
First Principal Payment Date	4/25/2034	1/25/2019	7/25/2014	2/25/2012	3/25/2008	8/25/2007
Last Principal Payment Date	2/25/2035	6/25/2030	1/25/2024	5/25/2019	4/25/2016	12/25/2007
Principal Payment Window (Months)	11	138	115	88	98	5
Class A-4						
Average Life (Years)	19.46	4.63	3.18	2.33	1.69	1.28
Modified Duration (at par)	13.83	4.03	2.89	2.17	1.61	1.24
First Principal Payment Date	5/25/2005	5/25/2005	5/25/2005	5/25/2005	5/25/2005	5/25/2005
Last Principal Payment Date	2/25/2035	6/25/2030	1/25/2024	5/25/2019	4/25/2016	12/25/2007
Principal Payment Window (Months)	358	302	225	169	132	32

RASC SERIES 2005-KS4 TRUST

Home Equity Mortgage Asset-Backed Pass-Through Certificates, Series 2005-KS4

This page must be accompanied by a disclaimer. If you did not receive such a disclaimer, please contact Credit Suisse First Boston LLC.

Bond Summary (To Maturity)

PREPAYMENT ASSUMPTION	0% HEP 0%PPC	11.50% HEP 50% PPC	17.25% HEP 75% PPC	23% HEP 100% PPC	28.75% HEP 125% PPC	34.50% HEP 150% PPC
Class M-1						
Average Life (Years)	26.76	9.00	6.10	4.98	5.21	5.44
Modified Duration (at par)	17.38	7.48	5.36	4.52	4.75	4.91
First Principal Payment Date	4/25/2028	4/25/2009	6/25/2008	12/25/2008	8/25/2009	12/25/2007
Last Principal Payment Date	1/25/2035	4/25/2027	11/25/2020	11/25/2016	4/25/2014	2/25/2014
Principal Payment Window (Months)	82	217	150	96	57	75
Class M-2						
Average Life (Years)	26.76	8.96	6.05	4.80	4.47	4.16
Modified Duration (at par)	17.01	7.39	5.30	4.34	4.10	3.84
First Principal Payment Date	4/25/2028	4/25/2009	6/25/2008	9/25/2008	1/25/2009	11/25/2008
Last Principal Payment Date	12/25/2034	2/25/2026	11/25/2019	1/25/2016	8/25/2013	12/25/2011
Principal Payment Window (Months)	81	203	138	89	56	38
Class M-3						
Average Life (Years)	26.76	8.90	6.01	4.70	4.21	3.73
Modified Duration (at par)	16.95	7.35	5.26	4.26	3.87	3.47
First Principal Payment Date	4/25/2028	4/25/2009	5/25/2008	8/25/2008	11/25/2008	8/25/2008
Last Principal Payment Date	11/25/2034	9/25/2024	9/25/2018	3/25/2015	12/25/2012	5/25/2011
Principal Payment Window (Months)	80	186	125	80	50	34
Class M-4						
Average Life (Years)	26.76	8.86	5.97	4.65	4.10	3.58
Modified Duration (at par)	16.85	7.31	5.22	4.21	3.77	3.33
First Principal Payment Date	4/25/2028	4/25/2009	5/25/2008	7/25/2008	10/25/2008	7/25/2008
Last Principal Payment Date	11/25/2034	10/25/2023	1/25/2018	9/25/2014	7/25/2012	1/25/2011
Principal Payment Window (Months)	80	175	117	75	46	31
Class M-5						
Average Life (Years)	26.75	8.79	5.91	4.59	3.99	3.44
Modified Duration (at par)	15.88	7.09	5.09	4.10	3.64	3.18
First Principal Payment Date	4/25/2028	4/25/2009	5/25/2008	7/25/2008	8/25/2008	5/25/2008
Last Principal Payment Date	10/25/2034	1/25/2023	6/25/2017	3/25/2014	3/25/2012	10/25/2010
Principal Payment Window (Months)	79	166	110	69	44	30
Class M-6						
Average Life (Years)	26.74	8.70	5.85	4.51	3.90	3.34
Modified Duration (at par)	15.69	7.01	5.03	4.03	3.55	3.08
First Principal Payment Date	4/25/2028	4/25/2009	5/25/2008	6/25/2008	7/25/2008	4/25/2008
Last Principal Payment Date	9/25/2034	10/25/2021	7/25/2016	7/25/2013	9/25/2011	5/25/2010
Principal Payment Window (Months)	78	151	99	62	39	26
Class M-7						
Average Life (Years)	26.72	8.56	5.75	4.44	3.80	3.24
Modified Duration (at par)	14.91	6.78	4.89	3.92	3.44	2.97
First Principal Payment Date	4/25/2028	4/25/2009	5/25/2008	6/25/2008	7/25/2008	3/25/2008
Last Principal Payment Date	7/25/2034	11/25/2020	11/25/2015	1/25/2013	4/25/2011	1/25/2010
Principal Payment Window (Months)	76	140	91	56	34	23

CSFB Contacts

	NAME	PHONE EXTENSION
Asset Finance:	Brendan J. Keane	(212) 325-6459
	John Herbert	(212) 325-2412
	Kenny Rosenberg	(212) 325-3587
	Ryan T. Stroker	(212) 325-0391
	Kashif Gilani – Collateral	(212) 325-8697
	David Steinberg – Collateral	(212) 325-2774
	Balazs Foldvari – Structuring	(212) 538-3549
Asset Backed Syndication:	Tricia Hazelwood	(212) 325-8549
	Melissa Simmons	(212) 325-8549
	Jim Drvostep	(212) 325-8549

Rating Agency Contacts

	NAME	PHONE EXTENSION
Moody's:	Phoebe Yu	(212) 553-3712
S&P:	Amanda Hopkins	(212) 438-2465
Fitch:	Laura Pokojni	(212) 908-0228

Credit Suisse First Boston, Asset Finance Group
GMAC - RFC Home Equity Portfolio- KS4
All records

Selection Criteria: All records
Table of Contents

1. LTV

LTV	Fixed $	Fixed %	ARM $	ARM %
<= 70.00	8,793,699.00	17.12	42,576,065.19	82.88
70.01 - 75.00	4,277,139.17	14.05	26,167,732.09	85.95
75.01 - 80.00	11,800,660.70	15.75	63,128,097.92	84.25
80.01 - 85.00	13,787,525.31	18.63	60,220,027.14	81.37
85.01 - 90.00	16,694,315.20	14.55	98,042,927.52	85.45
90.01 - 95.00	10,821,637.41	15.91	57,180,033.55	84.09
95.01 - 100.00	896,363.98	100	0	0
Total:	67,071,340.77	16.19	347,314,883.41	83.81

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2. FICO

FICO	Fixed $	Fixed %	ARM $	ARM %
<= 549	3,857,716.86	9.16	38,242,586.80	90.84
550 - 574	4,021,834.83	8.63	42,603,861.12	91.37
575 - 599	7,717,834.54	10.82	63,638,005.45	89.18
600 - 624	17,355,134.63	16.13	90,251,206.81	83.87
625 - 649	13,391,551.36	18.47	59,106,454.77	81.53
650 - 674	10,004,055.76	24.3	31,166,462.60	75.7
675 - 699	5,232,797.39	28.33	13,239,305.99	71.67
700 >=	5,490,415.40	37.72	9,066,999.87	62.28
Total:	67,071,340.77	16.19	347,314,883.41	83.81

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3. Property Type

Property Type	Fixed $	Fixed %	ARM $	ARM %
ATTACHED PUD	511,780.89	9.46	4,898,940.79	90.54
CONDO UNDER 5 STORIES	3,147,380.80	20.99	11,847,720.84	79.01
DETACHED PUD	8,325,217.18	18.64	36,338,958.76	81.36
MANUFACTURED HOME	2,119,721.88	26.13	5,992,785.51	73.87
MID-RISE CONDO (5-8 STORIES)	0	0	308,606.38	100
SINGLE FAMILY DETACHED- SITE CONDOMINIUM	0	0	291,000.00	100
SINGLE FAMILY(DETACHED)	52,895,240.02	15.71	283,765,316.46	84.29
TOWNHOUSE/ROWHOUSE	72,000.00	1.83	3,871,554.67	98.17
Total:	67,071,340.77	16.19	347,314,883.41	83.81

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4. Loan Purpose

Loan Purpose	Fixed $	Fixed %	ARM $	ARM %	Wtd Avg LTV
Cash Out Refi (COF) Below or equal to 70 LTV	7,073,569.74	16	37,123,523.73	84	60
COF with LTV 70.01 to 75	3,161,746.32	14.62	18,466,507.42	85.38	74
COF with LTV 75.01 to 80	8,432,491.81	17.53	39,684,009.12	82.47	80
COF with LTV 80.01 to 85	11,570,670.01	20.07	46,087,038.28	79.93	84
COF with LTV 85.01 to 90	13,055,009.84	16.93	64,038,506.79	83.07	90
COF with LTV 90.01 to 95	7,482,936.24	25.92	21,390,306.92	74.08	95
COF with LTV 95.01 to 100	230,683.99	100	0	0	100
PURCHASE	10,444,205.87	10.62	87,918,233.19	89.38	88
RATE/TERM REFINANCE	5,620,026.95	14.7	32,606,757.96	85.3	82
Total:	67,071,340.77	16.19	347,314,883.41	83.81	83

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5. Occupancy

Occupancy	Fixed $	Fixed %	ARM $	ARM %
Investment Property	4,637,013.87	19.45	19,206,559.16	80.55
Owner Occupied	60,753,167.30	15.97	319,762,337.54	84.03
Second/Vacation	1,681,159.60	16.77	8,345,986.71	83.23
Total:	67,071,340.77	16.19	347,314,883.41	83.81

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6. Remaining Principal

Remaining Principal	Fixed $	Fixed %	ARM $	ARM %
<= 50000.00	1,062,125.17	44.29	1,335,945.51	55.71
50000.01 - 100000.00	16,837,404.15	21.56	61,274,313.33	78.44
100000.01 - 150000.00	16,864,216.16	16.76	83,758,654.13	83.24
150000.01 - 200000.00	12,254,838.36	15.09	68,953,056.98	84.91
200000.01 - 250000.00	5,041,540.56	9.38	48,681,507.62	90.62
250000.01 - 300000.00	6,474,078.14	16.22	33,441,229.35	83.78
300000.01 - 350000.00	2,882,541.75	11.6	21,975,750.89	88.4
350000.01 - 400000.00	3,042,092.68	14.47	17,976,378.36	85.53
400000.01 - 450000.00	2,130,741.58	31.3	4,676,751.50	68.7
450000.01 - 500000.00	481,762.22	8.42	5,241,295.74	91.58
Total:	67,071,340.77	16.19	347,314,883.41	83.81

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7. Original Term

Original Term		Fixed $	Fixed %	ARM $	ARM %
	120	429,294.24	100	0	0
	180	4,978,147.12	100	0	0
	240	2,261,930.74	100	0	0
	300	129,144.04	100	0	0
	360	59,272,824.63	14.58	347,314,883.41	85.42
Total:		67,071,340.77	16.19	347,314,883.41	83.81

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8. Documenation

Documenation	Fixed $	Fixed %	ARM $	ARM %
Full Documentation	50,449,935.59	17.5	237,812,571.05	82.5
Reduced Docs with LTV 75.01 to 80	5,228,732.63	18.29	23,353,041.20	81.71
Reduced Docs with LTV 80.01 to 85	3,690,441.49	20.04	14,724,733.94	79.96

Reduced Docs with LTV 85.01 to 90	2,415,691.64	7.32	30,601,856.54	92.68
Reduced Docs with LTV 90.01 to 95	845,995.14	5.95	13,372,112.18	94.05
Reduced Docs with LTV 70.01 to 75	2,118,352.29	17.53	9,966,175.36	82.47
Reduced Docs with LTV below or equal to70	2,322,191.99	11.72	17,484,393.14	88.28
Total:	67,071,340.77	16.19	347,314,883.41	83.81

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9. LIEN

LIEN	Fixed $	Fixed %	ARM $	ARM %
First Lien	67,071,340.77	16.19	347,314,883.41	83.81
Total:	67,071,340.77	16.19	347,314,883.41	83.81

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10. IO Loan Summary

IO Loan Summary	Fixed $	Fixed %	ARM $	ARM %
75,001 - 100,000	0	0	98,800.00	100
100,001 >=	0	0	6,913,839.87	100
Total:	0	0	7,012,639.87	100

Wtd Avg FICO: 635
Wtd Avg LTV: 85.14
% Reduced Doc: 3.15
% Full Doc: 96.85

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11. MH Stratification

Total Balance: 8,112,507.39
% of Pool: 1.96

Wtd Avg FICO: 619
% Full Docs: 100.00

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12. Silent Second Stratification

Total Balance: 10,232,697.01
% of Pool: 2.47
Wtd Avg FICO: 608
% Full Docs: 96.75

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13. LTV above 90 Stratification

Total Balance: 68,898,034.94
% of Pool: 16.63
Wtd Avg FICO: 621
% Full Docs: 79.36

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11 Madison Avenue - Fifth floor
NY, NY 10010

Credit Suisse First Boston, Asset Finance Group
GMAC - RFC Home Equity Portfolio- KS4
All records

Selection Criteria: All records
Table of Contents

1. Summary

WA FICO: 610
FICO stdev: 47.41
FICO < 500 %: 0.83
FICO < 560 %: 13.31
10th Percentile FICO: 545
90th Percentile FICO: 666
CLTV avg: 83.01
CLTV >80%: 62.17
SS CLTV: 83.38
10th Percentile CLTV: 67.00
90th Percentile CLTV: 95.00
Full Doc %: 69.56
Loan Bal avg: 141,428.75
Purch %: 23.74
Cash Out %: 67.04
Fixed %: 16.19
3 yr ARM >= %: 13.69
WAC avg: 7.658
WAC stdev: 0.95
1st Lien %: 100.00
MI%: 0.04
CA%: 13.65
Single Family %: 77.80
Invt Prop: 5.75
MH%: 1.96
IO%: 1.69
2 Yr IO%: 1.20
IO non-Full Doc %: 0.05
2-4 Fam %: 3.51
Prim Occ %: 91.83
<$100K Bal %: 19.28
Silent Second: 2.47

Assumptions:
SS CLTV: Includes silent seconds and piggybacks
CLTV: loan to value for first lien and cumulative loan to value for second lien
LTV: Loan to value for both first and second liens

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2. Documentation

Documentation	WA LTV	WA CLTV	WA SS CLTV	WA FICO	WAC	Bal.	% Bal.	Purch %	Invt Prop%	1st Lien %	v S.2
Full Documentation	83.84	83.84	84.37	603	7.657	288,262,506.64	69.56	20.28	4.24	100.00	[illegible]
Reduced Documentation	81.10	81.10	81.12	625	7.658	126,123,717.54	30.44	31.63	9.22	100.00	[illegible]
Total:	**83.01**	**83.01**	**83.38**	**610**	**7.658**	**414,386,224.18**	**100.00**	**23.74**	**5.75**	**100.00**	[illegible]

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3. Interest Only

Interest Only	WA LTV	WA CLTV	WA SS CLTV	WA FICO	WAC	Bal.	% Bal.	Purch %	Invt Prop%	1st Lien %	% with S.2nds	CA%	
2-YR IO	84.40	84.40	84.40	632	7.094	4,975,479.87	1.20	12.40	0.00	100.00	0.00	12.48	9
Non-IO	82.97	82.97	83.35	609	7.669	407,373,584.31	98.31	23.95	5.85	100.00	2.51	13.69	6
Other- IO	86.94	86.94	86.94	640	6.807	2,037,160.00	0.49	8.44	0.00	100.00	0.00	9.01	10
Total:	**83.01**	**83.01**	**83.38**	**610**	**7.658**	**414,386,224.18**	**100.00**	**23.74**	**5.75**	**100.00**	**2.47**	**13.65**	**6**

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4. FICO

FICO	WA LTV	WA CLTV	WA SS CLTV	WA FICO	WAC	Bal.	% Bal.	Purch %	Invt Prop%	1st Lien %	% with S.2nds	CA%	F I
0 - 559	75.09	75.09	75.21	534	8.458	55,166,262.66	13.31	7.93	1.12	100.00	1.36	8.83	84
560 - 599	82.97	82.97	83.25	580	7.944	104,915,576.94	25.32	25.90	3.83	100.00	2.19	9.75	82

600 - 639	85.21	85.21	85.85	617	7.527	152,848,095.83	36.89	27.44	5.43	100.00	3.91	14.51	63
640 - 679	84.10	84.10	84.28	656	7.188	75,418,750.64	18.20	23.42	9.49	100.00	1.00	17.24	55
680 >=	83.78	83.78	84.09	710	6.934	26,037,538.11	6.28	27.69	14.39	100.00	1.73	24.17	60
Total:	**83.01**	**83.01**	**83.38**	**610**	**7.658**	**414,386,224.18**	**100.00**	**23.74**	**5.75**	**100.00**	**2.47**	**13.65**	**69**

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5. Outstanding Principal Balance

Outstanding Principal Balance	WA LTV	WA CLTV	WA SS CLTV	WA FICO	WAC	Bal.	% Bal.	Purch %	Invt Prop%	1st Lien %	% wit S.2nd
<= 79,999.99	79.18	79.18	80.11	601	8.307	42,938,888.51	10.36	30.81	11.88	100.00	5.9
80,000.00 - 99,999.99	82.44	82.44	83.15	603	8.005	36,970,899.65	8.92	28.86	10.23	100.00	4.5
100,000.00 >=	83.56	83.56	83.82	612	7.536	334,476,436.02	80.72	22.26	4.47	100.00	1.7
Total:	**83.01**	**83.01**	**83.38**	**610**	**7.658**	**414,386,224.18**	**100.00**	**23.74**	**5.75**	**100.00**	**2.4**

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6. Lien Position

Lien Position	WA LTV	WA CLTV	WA SS CLTV	WA FICO	WAC	Bal.	% Bal.	Purch %	Invt Prop%	1st Lien %	% with S.2nds	CA%	I I
First Lien	83.01	83.01	83.38	610	7.658	414,386,224.18	100.00	23.74	5.75	100.00	2.47	13.65	69
Total:	**83.01**	**83.01**	**83.38**	**610**	**7.658**	**414,386,224.18**	**100.00**	**23.74**	**5.75**	**100.00**	**2.47**	**13.65**	**69**

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Apr 19, 2005 15:04

11 Madison Avenue - Fifth floor
NY, NY 10010

good faith. It is important that you (recipient) understand that those assumptions and parameters are not the only ones that might reasonably have been selected or that could apply in connection with the preparation of these materials or an assessment of the transaction described above. A variety of other or additional assumptions or parameters, or other market factors and other considerations, could result in different contemporaneous good faith analyses or assessment of the transaction described above. Past performance should not be taken as an indication or guarantee of future performance, and no representation or warranty, express or implied is made regarding future performance. Opinions and estimates may be changed without notice. The information set forth above has been obtained from or based upon sources believed by CSFB to be reliable, but CSFB does not represent or warrant its accuracy or completeness. This material does not purport to contain all of the information that an interested party may desire. In all cases, interested parties should conduct their own investigation and analysis of the transaction(s) described in these materials and of the data set forth in them. Each person receiving these materials should make an independent assessment of the merits of pursuing a transaction described in these materials and should consult their own professional advisors. CSFB may, from time to time, participate or invest in other financing transactions with the issuers of the securities referred to herein, perform services for or solicit business from such issuers, and/or have a position or effect transactions in the securities or derivatives thereof. Structured securities are complex instruments, typically involve a high degree of risk and are intended for sale only to sophisticated investors who are capable of understanding and assuming the risks involved. The market value of any structured security may be affected by changes in economic, financial and political factors (including, but not limited to, spot and forward interest and exchange rates), time to maturity, market conditions and volatility and the credit quality of any issuer or reference issuer. Any investor interested in purchasing a structured product should conduct its own investigation and analysis of the product and consult with its own professional advisers as to the risks involved in making such a purchase.

Credit Suisse First Boston, Asset Finance Group
GMAC RFC KS4
All records

Selection Criteria: All records
Table of Contents

1. Summary

Agency Conforming (By balance): 92.92
Non Conforming (By balance): 7.08
Number of Loans: 2930
Avg Loan Size: 141,428.75
WAC: 7.658
WA LTV: 83.01
% First Lien: 100
%Owner Occupied: 91.83
%Purchase: 23.74
% Cash Out: 67.04
%Full Doc: 69.56
%Reduced Doc: 30.44
% ARM Loans: 83.81
% Fix Loans: 16.19
% IO Loans: 2
% Loans < 100K: 19.28
% Loans < 75K: 8.42
% Loans > 350K: 8.10
% Loans > 500K: 0.00
% Loans > 750K: 0.00
% Avg Seasoning > 3 months: 14.45

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2. State

State	Percent Remaining Bal
California	13.65
Florida	9.55
Michigan	5.33
Georgia	4.43

Minnesota	4.29
Texas	4.08
Arizona	3.53
Wisconsin	3.43
Virginia	3.39
Illinois	3.23
North Carolina	2.97
Other	42.12
Total:	100

% CA-N: 4.75
% CA-S: 8.90

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3. Property Type

Property Type	Percent Remaining Bal
Attached PUD	1.31
Condo under 5 stories	3.62
Detached PUD	10.78
Manufactured Home	1.96
Mid-rise condo (5-8 stories)	0.07
Single Family (detached)	77.8
Townhouse/rowhouse	0.95
Two-to-four family units	3.51
Total:	100

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4. FICO

FICO	Percent Remaining Bal
1 - 519	2.7
520 - 520	0.14
521 - 540	4.2
541 - 560	6.79
561 - 580	11.13
581 - 600	14.5
601 - 620	21.64
621 - 640	14.94
641 - 660	11.13
661 - 680	6.73
681 - 700	2.74
701 - 720	1.37
721 - 740	1.18
741 >=	0.81
Total:	100

WA FICO: 610

Min NZ FICO: 425
Max FICO: 816

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5. LTV

LTV	Percent Remaining Bal
0.00 - 50.99	2.01
51.00 - 55.99	1.25
56.00 - 60.99	1.75
61.00 - 65.99	2.49
66.00 - 70.99	4.9
71.00 - 75.99	7.35
76.00 - 80.99	18.08
81.00 - 85.99	17.86
86.00 - 90.99	27.69
91.00 - 95.99	16.41
96.00 - 100.99	0.22
Total:	100

WA LTV: 83.01
% LTV > 80: 62.17
% LTV > 90: 16.63

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6. LIEN

LIEN	Percent Remaining Bal
First Lien	100
Total:	100

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Credit Suisse First Boston, Asset Finance Group
GMAC - RFC Home Equity Portfolio- KS4
Silent Second Liens

Selection Criteria: Silent Second Liens
Table of Contents

1. Description of the Mortgage Pool

Cutoff Date (YYYYMMDD): 20050430
Aggregate Principal Balance: 10,232,697.01
Minimum Balance: 50,090.57
Maximum Balance: 404,624.89
Number of Loans: 93
Average Principal Balance: 110,029.00
Weighted Average Original Loan-to-Value: 80.31
Minimum Loan-to-Value: 53.00
Maximum Loan-to-Value: 95.00
Weighted Average Mortgage Rate: 7.465
Minimum Mortgage Rate: 5.875
Maximum Mortgage Rate: 10.250

Weighted Average Net Mortgage Rate: 6.993
Minimum Net Mortgage Rate: 5.420
Maximum Net Mortgage Rate: 9.670
Weighted Average Note Margin: 6.646
Minimum Note Margin: 4.400
Maximum Note Margin: 9.375
Weighted Average Maximum Mortgage Rate: 13.520
Minimum Maximum Mortgage Rate: 11.125
Maximum Maximum Mortgage Rate: 15.875
Weighted Average Minimum Mortgage Rate: 7.237
Minimum Minimum Mortgage Rate: 5.125
Maximum Minimum Mortgage Rate: 9.875
Weighted Average Months to Next RA Date: 25
Minimum Months to Next RA Date: 19
Maximum Months to Next RA Date: 36
Weighted Average Remaining Term to Maturity: 352
Minimum Remaining Term: 179
Maximum Remaining Term: 360
Weighted Average Credit Score: 608
Minimum Available Credit Score: 524
Maximum Credit Score: 744
Percent ARM: 87.38
Percent Fixed: 12.62
First Lien: 100
Loans with Prepayment Penalty: 65.71
Percent HomeCommings: 100.00
Percent Fremont: 0.00

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2. Credit Score Range

Credit Score Range	Number of Mortgage Loans	Principal Balance	Percentage of Group Loans	Average Principal Balance	Weighted Average LTV
520 - 539	2	$304,299	2.97%	$152,149	74.75%
540 - 559	6	443,367	4.33	73,895	89.19
560 - 579	11	1,288,935	12.6	117,176	78.98
580 - 599	10	1,007,717	9.85	100,772	82.63
600 - 619	39	4,228,123	41.32	108,413	80.71
620 - 639	13	1,752,277	17.12	134,791	81.11
640 - 659	7	632,212	6.18	90,316	80
660 - 679	1	124,610	1.22	124,610	80
680 - 699	1	76,659	0.75	76,659	80
700 - 719	1	186,789	1.83	186,789	53
720 - 739	1	95,000	0.93	95,000	74
740 - 759	1	92,710	0.91	92,710	80
Total:	93	$10,232,697	100.00%	$110,029	80.31%

Weighted Average Credit Score: 608
Credit Score not available (number of Loans): 0
Credit Score not available (balance): $0.00

Note: Loans for which Credit Score was not available were excluded from the calculation of the weighted average credit score.

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3. Original Mortgage Loan Balance ($)

Original Mortgage Loan Balance ($)	Number of Mortgage Loans	Principal Balance	Percentage of Group Loans	Average Principal Balance	Weighted Average FICO	Weighted Average LTV
1 - 100,000	57	$4,234,769	41.38%	$74,294	609	83.00%
100,001 - 200,000	28	3,828,010	37.41	136,715	607	79.78
200,001 - 300,000	6	1,418,442	13.86	236,407	615	78.57
300,001 - 400,000	1	348,850	3.39	348,850	624	84
400,001 - 500,000	1	404,625	3.95	404,625	568	60
Total:	93	$10,232,697	100.00%	$110,029	608	80.31%

Average Unpaid Principal Balance: 110,029

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4. Remaining Mortgage Loan Balance ($)

Remaining Mortgage Loan Balance ($)	Number of Mortgage Loans	Principal Balance	Percentage of Group Loans	Average Principal Balance	Weighted Average FICO	Weighted Average LTV
1 - 100,000	57	$4,234,769	41.38%	$74,294	609	83.00%
100,001 - 200,000	28	3,828,010	37.41	136,715	607	79.78
200,001 - 300,000	6	1,418,442	13.86	236,407	615	78.57
300,001 - 400,000	1	348,850	3.39	348,850	624	84
400,001 - 500,000	1	404,625	3.95	404,625	568	60
Total:	93	$10,232,697	100.00%	$110,029	608	80.31%

Average Unpaid Principal Balance: 110,029

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5. Net Mortgage Rates (%)

Net Mortgage Rates (%)	Number of Mortgage Loans	Principal Balance	Percentage of Group Loans	Average Principal Balance	Weighted Average FICO	Weighted Average LTV
5.000 - 5.499	1	$211,876	2.07%	$211,876	637	80.00%
5.500 - 5.999	4	721,089	7.05	180,272	614	68.78
6.000 - 6.499	12	1,735,471	16.96	144,623	627	78.6
6.500 - 6.999	30	3,089,940	30.2	102,998	621	79.82
7.000 - 7.499	20	2,178,900	21.29	108,945	604	79.46
7.500 - 7.999	9	923,942	9.03	102,660	578	86.74
8.000 - 8.499	8	718,215	7.02	89,777	575	87.04
8.500 - 8.999	6	458,364	4.48	76,394	574	91.8
9.000 - 9.499	2	139,101	1.36	69,550	575	91.4
9.500 - 9.999	1	55,800	0.55	55,800	570	90
Total:	93	$10,232,697	100.00%	$110,029	608	80.31%

Weighted Average Net Mortgage Rate: 6.993

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6. Mortgage Rates (%)

Mortgage Rates (%)	Number of Mortgage Loans	Principal Balance	Percentage of Group Loans	Average Principal Balance	Weighted Average FICO	Weighted Average LTV
5.500 - 5.999	1	$211,876	2.07%	$211,876	637	80.00%
6.000 - 6.499	4	721,089	7.05	180,272	614	68.78
6.500 - 6.999	13	2,027,708	19.82	155,978	624	77.09
7.000 - 7.499	29	2,797,703	27.34	96,473	623	79.8
7.500 - 7.999	18	1,905,634	18.62	105,869	611	79.6
8.000 - 8.499	10	1,101,167	10.76	110,117	572	84.4
8.500 - 8.999	9	814,257	7.96	90,473	574	88.91
9.000 - 9.499	5	373,350	3.65	74,670	573	92.34
9.500 - 9.999	3	224,114	2.19	74,705	576	90.87
10.000 - 10.499	1	55,800	0.55	55,800	570	90
Total:	93	$10,232,697	100.00%	$110,029	608	80.31%

Weighted Average Mortgage Rate: 7.485

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7. Original Loan-to-Value Ratio (%)

Original Loan-to-Value Ratio (%)	Number of Mortgage Loans	Principal Balance	Percentage of Group Loans	Average Principal Balance	Weighted Average FICO
50.01 - 55.00	1	$186,789	1.83%	$186,789	703
55.01 - 60.00	1	404,625	3.95	404,625	568
65.01 - 70.00	1	114,023	1.11	114,023	529
70.01 - 75.00	3	476,897	4.66	158,966	643
75.01 - 80.00	59	6,259,861	61.18	106,099	616
80.01 - 85.00	11	1,343,717	13.13	122,156	598
85.01 - 90.00	13	1,050,270	10.26	80,790	568
90.01 - 95.00	4	396,515	3.87	99,129	600
Total:	93	$10,232,697	100.00%	$110,029	608

Weighted Average Loan-to-Value: 80.31

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8. State

State	Number of Mortgage Loans	Principal Balance	Percentage of Group Loans	Average Principal Balance	Weighted Average FICO	Weighted Average LTV
Alabama	4	$281,025	2.75%	$70,256	604	81.89%
Arizona	2	217,320	2.12	108,660	704	80
Arkansas	2	130,913	1.28	65,456	564	90
Colorado	2	605,275	5.92	302,637	579	65.64
Florida	11	1,420,319	13.88	129,120	624	79.52
Georgia	13	1,281,330	12.52	98,564	603	80.27
Illinois	2	616,129	6.02	308,065	617	80.94
Indiana	3	396,686	3.88	132,229	587	85.94
Kansas	1	74,743	0.73	74,743	620	80
Kentucky	1	85,013	0.83	85,013	576	90
Louisiana	1	141,897	1.39	141,897	592	75
Michigan	5	606,518	5.93	121,304	620	85.33
Mississippi	7	469,513	4.59	67,073	607	82.78
Missouri	5	315,077	3.08	63,015	575	84.9
New York	1	127,900	1.25	127,900	611	80
North Carolina	4	402,698	3.94	100,675	593	76.04
Ohio	2	172,403	1.68	86,202	663	76.69
Rhode Island	1	159,243	1.56	159,243	564	85
South Carolina	4	526,094	5.14	131,523	584	84.89
Tennessee	8	676,498	6.61	84,562	600	81.76
Texas	7	589,427	5.76	84,204	616	81.34
VA	4	683,598	6.68	170,900	631	72.62
WI	3	253,077	2.47	84,359	598	91.87
Total:	93	$10,232,697	100.00%	$110,029	608	80.31%

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9. Loan Purpose

Loan Purpose	Number of Mortgage Loans	Principal Balance	Percentage of Group Loans	Average Principal Balance	Weighted Average FICO	Weighted Average LTV
EQUITY REFINANCE	8	$1,689,495	16.51%	$211,187	594	73.28%
PURCHASE	76	7,049,295	68.89	92,754	607	82.59
RATE/TERM	9	1,493,907	14.6	165,990	630	77.47
Total:	93	$10,232,697	100.00%	$110,029	608	80.31%

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10. Documentation

Documentation	Number of Mortgage Loans	Principal Balance	Percentage of Group Loans	Average Principal Balance	Weighted Average FICO	Weighted Average LTV
Full Documentation	91	$9,899,987	96.75%	$108,791	606	80.46%
Reduced Documentation	2	332,710	3.25	166,355	668	75.67
Total:	93	$10,232,697	100.00%	$110,029	608	80.31%

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11. Occupancy

Occupancy	Number of Mortgage Loans	Principal Balance	Percentage of Group Loans	Average Principal Balance	Weighted Average FICO	Weighted Average LTV
Owner Occupied	93	$10,232,697	100.00%	$110,029	608	80.31%
Total:	93	$10,232,697	100.00%	$110,029	608	80.31%

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12. Property Type

Property Type	Number of Mortgage Loans	Principal Balance	Percentage of Group Loans	Average Principal Balance	Weighted Average FICO	Weighted Average LTV
Attached PUD	1	$96,245	0.94%	$96,245	618	80.00%
Condo under 5 stories	2	187,853	1.84	93,926	620	80
Detached PUD	12	1,518,151	14.84	126,513	616	80
Single Family (detached)	75	7,997,828	78.16	106,638	604	80.39
Two-to-four family units	3	432,620	4.23	144,207	643	80
Total:	93	$10,232,697	100.00%	$110,029	608	80.31%

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13. Credit Grade

Credit Grade	Number of Mortgage Loans	Principal Balance	Percentage of Group Loans	Average Principal Balance	Weighted Average FICO	Weighted Average LTV
A4	56	$6,305,492	61.62%	$112,598	624	79.12%
AM	11	1,091,621	10.67	99,238	579	85.09
AX	12	1,624,768	15.88	135,397	605	78.36
B	14	1,210,816	11.83	86,487	555	84.77
Total:	93	$10,232,697	100.00%	$110,029	608	80.31%

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14. Prepayment Penalty Term

Prepayment Penalty Term	Number of Mortgage Loans	Principal Balance	Percentage of Group Loans	Average Principal Balance	Weighted Average FICO	Weighted Average LTV
0	28	$3,509,073	34.29%	$125,324	599	78.23%
12	2	365,524	3.57	182,762	599	80.42
24	52	4,968,204	48.55	95,542	615	81.51
36	11	1,389,896	13.58	126,354	610	81.22
Total:	93	$10,232,697	100.00%	$110,029	608	80.31%

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15. IO Term

IO Term	Number of Mortgage Loans	Principal Balance	Percentage of Group Loans	Average Principal Balance	Weighted Average FICO	Weighted Average LTV
0	93	$10,232,697	100.00%	$110,029	608	80.31%
Total:	93	$10,232,697	100.00%	$110,029	608	80.31%

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16. Note Margin (%)

Note Margin (%)	Number of Mortgage Loans	Principal Balance	Percentage of Group Loans	Average Principal Balance	Weighted Average FICO	Weighted Average LTV
Fixed Rate Loans	9	$1,290,898	12.62%	$143,433	621	77.57%
4.000 - 4.499	1	96,518	0.94	96,518	629	80
5.000 - 5.499	1	92,710	0.91	92,710	744	80
5.500 - 5.999	12	1,706,550	16.68	142,212	615	73.92
6.000 - 6.499	24	2,338,330	22.85	97,430	620	80.33
6.500 - 6.999	22	2,435,232	23.8	110,692	608	80.66
7.000 - 7.499	7	682,060	6.67	97,437	604	79.91
7.500 - 7.999	6	696,919	6.81	116,153	571	88.86
8.000 - 8.499	10	811,043	7.93	81,104	563	90.24
9.000 - 9.499	1	82,438	0.81	82,438	580	95
Total:	93	$10,232,697	100.00%	$110,029	608	80.31%

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17. Maximum Mortgage Rate (%)

Maximum Mortgage Rate (%)	Number of Mortgage Loans	Principal Balance	Percentage of Group Loans	Average Principal Balance	Weighted Average FICO	Weighted Average LTV
Fixed Rate Loans	9	$1,290,898	12.62%	$143,433	621	77.57%
11.000 - 11.999	2	304,586	2.98	152,293	670	80
12.000 - 12.999	11	1,433,695	14.01	130,336	605	73.35
13.000 - 13.999	47	4,965,570	48.53	105,650	619	80.05
14.000 - 14.999	15	1,586,640	15.51	105,776	568	85.04
15.000 - 15.999	9	651,308	6.36	72,368	575	91.64
Total:	93	$10,232,697	100.00%	$110,029	608	80.31%

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18. Minimum Mortgage Rate (%)

Minimum Mortgage Rate (%)	Number of Mortgage Loans	Principal Balance	Percentage of Group Loans	Average Principal Balance	Weighted Average FICO	Weighted Average LTV
Fixed Rate Loans	9	$1,290,898	12.62%	$143,433	621	77.57%
5.000 - 5.999	4	832,335	8.13	208,084	627	67.66
6.000 - 6.999	17	2,168,326	21.19	127,549	619	79.66
7.000 - 7.999	44	4,187,486	40.92	95,170	611	80.48
8.000 - 8.999	16	1,532,114	14.97	95,757	568	88.06
9.000 - 9.999	3	221,539	2.17	73,846	577	92.74
Total:	93	$10,232,697	100.00%	$110,029	608	80.31%

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19. Next Interest Rate Adjustment Date

Next Interest Rate Adjustment Date	Number of Mortgage Loans	Principal Balance	Percentage of Group Loans	Average Principal Balance	Weighted Average FICO	Weighted Average LTV
Fixed Rate Loans	9	$1,290,898	12.62%	$143,433	621	77.57%
2006-11	1	82,438	0.81	82,438	580	95
2006-12	1	211,876	2.07	211,876	637	60
2007-01	3	477,989	4.67	159,330	608	80.09
2007-02	14	1,215,021	11.87	86,787	603	82.52
2007-03	48	4,607,636	45.03	95,992	609	80.97
2007-04	7	744,160	7.27	106,309	594	85.73
2008-01	2	173,921	1.7	86,960	608	80
2008-03	5	914,908	8.94	182,982	581	71.36
2008-04	3	513,850	5.02	171,283	642	82.15
Total:	93	$10,232,697	100.00%	$110,029	608	80.31%

Weighted Average Months to NRA Date: 22

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Credit Suisse First Boston, Asset Finance Group
GMAC RFC KS4
All records

Selection Criteria: All records
Table of Contents

1. Summary

Agency Conforming (By balance): 92.92
Non Conforming (By balance): 7.08
Number of Loans: 2930
Avg Loan Size: 141,428.75
WAC: 7.658
WA LTV: 83.01
% First Lien: 100
%Owner Occupied: 91.83
%Purchase: 23.74
% Cash Out: 67.04
%Full Doc: 69.56
%Reduced Doc: 30.44
% ARM Loans: 83.81
% Fix Loans: 16.19
% IO Loans: 2
% Loans < 100K: 19.28
% Loans < 75K: 8.42
% Loans > 350K: 8.10
% Loans > 500K: 0.00
% Loans > 750K: 0.00
% Avg Seasoning > 3 months: 14.45

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2. State

State	Percent Remaining Bal
California	13.65
Florida	9.55
Michigan	5.33
Georgia	4.43

Minnesota	4.29
Texas	4.08
Arizona	3.53
Wisconsin	3.43
Virginia	3.39
Illinois	3.23
North Carolina	2.97
Other	42.12
Total:	100

% CA-N: 4.75
% CA-S: 8.90

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3. Property Type

Property Type	Percent Remaining Bal
Attached PUD	1.31
Condo under 5 stories	3.62
Detached PUD	10.78
Manufactured Home	1.96
Mid-rise condo (5-8 stories)	0.07
Single Family (detached)	77.8
Townhouse/rowhouse	0.95
Two-to-four family units	3.51
Total:	100

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4. FICO

FICO	Percent Remaining Bal
1 - 519	2.7
520 - 520	0.14
521 - 540	4.2
541 - 560	6.79
561 - 580	11.13
581 - 600	14.5
601 - 620	21.64
621 - 640	14.94
641 - 660	11.13
661 - 680	6.73
681 - 700	2.74
701 - 720	1.37
721 - 740	1.18
741 >=	0.81
Total:	100

WA FICO: 610

Min NZ FICO: 425
Max FICO: 816

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5. LTV

LTV	Percent Remaining Bal
0.00 - 50.99	2.01
51.00 - 55.99	1.25
56.00 - 60.99	1.75
61.00 - 65.99	2.49
66.00 - 70.99	4.9
71.00 - 75.99	7.35
76.00 - 80.99	18.08
81.00 - 85.99	17.86
86.00 - 90.99	27.69
91.00 - 95.99	16.41
96.00 - 100.99	0.22
Total:	100

WA LTV: 83.01
% LTV > 80: 62.17
% LTV > 90: 16.63

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6. LIEN

LIEN	Percent Remaining Bal
First Lien	100
Total:	100

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04/18/2005 23:26

ι Suisse First Boston, Asset Finance Group
IAC - RFC Home Equity Portfolio- KS4
All records

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WAC	Bal.	% Bal.	Purch %	Invt Prop%	1st Lien %	% with S.2nds	CA%	Full Doc %	IO %	% with MI
7.657	288,262,506.64	69.56	20.28	4.24	100.00	3.43	15.18	100.00	2.36	0.06
7.658	126,123,717.54	30.44	31.63	9.22	100.00	0.26	10.16	0.00	0.17	0.00
7.658	**414,386,224.18**	**100.00**	**23.74**	**5.75**	**100.00**	**2.47**	**13.65**	**69.56**	**1.69**	**0.04**

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C	Bal.	% Bal.	Purch %	Invt Prop%	1st Lien %	% with S.2nds	CA%	Full Doc %	IO %	% with MI
'4	4,975,479.87	1.20	12.40	0.00	100.00	0.00	12.48	95.56	100.00	0.00
9	407,373,584.31	98.31	23.95	5.85	100.00	2.51	13.69	69.09	0.00	0.04
7	2,037,160.00	0.49	8.44	0.00	100.00	0.00	9.01	100.00	100.00	0.00
8	**414,386,224.18**	**100.00**	**23.74**	**5.75**	**100.00**	**2.47**	**13.65**	**69.56**	**1.69**	**0.04**

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Bal.	% Bal.	Purch %	Invt Prop%	1st Lien %	% with S.2nds	CA%	Full Doc %	IO %	% with MI
55,166,262.66	13.31	7.93	1.12	100.00	1.36	8.83	84.93	0.00	0.00
104,915,576.94	25.32	25.90	3.83	100.00	2.19	9.75	82.84	0.16	0.00
152,848,095.83	36.89	27.44	5.43	100.00	3.91	14.51	63.40	2.57	0.00
75,418,750.64	18.20	23.42	9.49	100.00	1.00	17.24	55.41	3.14	0.24
26,037,538.11	6.28	27.69	14.39	100.00	1.73	24.17	60.65	2.10	0.00
414,386,224.18	**100.00**	**23.74**	**5.75**	**100.00**	**2.47**	**13.65**	**69.56**	**1.69**	**0.04**

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WA CO	WAC	Bal.	% Bal.	Purch %	Invt Prop%	1st Lien %	% with S.2nds	CA%	Full Doc %	IO %	% with MI
601	8.307	42,938,888.51	10.36	30.81	11.88	100.00	5.98	0.33	79.18	0.00	0.00

›03	8.005	36,970,899.65	8.92	28.86	10.23	100.00	4.51	0.97	78.11	0.27	0.00
›12	7.536	334,476,436.02	80.72	22.26	4.47	100.00	1.79	16.76	67.38	2.07	0.05
›10	**7.658**	**414,386,224.18**	**100.00**	**23.74**	**5.75**	**100.00**	**2.47**	**13.65**	**69.56**	**1.69**	**0.04**

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C	Bal.	% Bal.	Purch %	Invt Prop%	1st Lien %	% with S.2nds	CA%	Full Doc %	IO %	% with MI
›8	414,386,224.18	100.00	23.74	5.75	100.00	2.47	13.65	69.56	1.69	0.04
›8	**414,386,224.18**	**100.00**	**23.74**	**5.75**	**100.00**	**2.47**	**13.65**	**69.56**	**1.69**	**0.04**

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Credit Suisse First Boston, Asset Finance Group
GMAC - RFC Home Equity Portfolio- KS4
All records

Selection Criteria: All records
Table of Contents

1. APR

APR	#Of Loans	Balance	Avg balance	% of the pool	Seasoning	WAC	WA Remaining Term	FICO	OLTV	CLTV	% Of Full Doc	% of Primary	% of single family detached	% of cashout	% of Second Lien	% IO
5.001 - 5.500	10	2,397,520.76	239,752.08	0.58	7	5.432	353	674	82.05	82.05	90.23	100	63.66	100	0	0
5.501 - 6.000	46	10,693,647.42	232,470.60	2.58	4	5.886	354	641	81.63	82.03	87.1	99.19	80.84	80.93	0	0
6.001 - 6.500	150	28,981,046.17	193,206.97	6.99	3	6.363	352	638	80.37	80.82	81.23	97.29	80.6	76.66	0	6.89
6.501 - 7.000	414	73,103,190.02	176,577.75	17.64	3	6.837	354	631	81.57	82.07	70.14	91.41	74.77	73.62	0	3.03
7.001 - 7.500	564	84,666,263.76	150,117.49	20.43	2	7.332	357	618	82.82	83.52	63	91.19	76.82	62.98	0	2.01
7.501 - 8.000	679	93,747,274.96	138,066.68	22.62	1	7.811	355	608	84.21	84.5	64.23	88.84	76.01	64.7	0	0.67
8.001 - 8.500	423	52,325,678.35	123,701.37	12.63	1	8.312	355	593	85.66	85.78	67.11	91.42	79.32	58.7	0	0.89
8.501 - 9.000	332	38,806,646.63	116,887.49	9.36	1	8.787	356	582	84.54	84.85	75.17	91.42	80.9	63.99	0	0
9.001 - 9.500	166	17,511,621.28	105,491.69	4.23	1	9.288	356	565	80.64	80.78	81.87	97.38	88.74	64.38	0	0
9.501 - 10.000	91	7,833,615.47	86,083.69	1.89	1	9.801	357	560	79.31	79.43	82.17	95.22	81.26	81.5	0	0
10.001 - 10.500	43	3,684,859.90	85,694.42	0.89	1	10.248	355	558	78.16	78.23	75.84	95.93	70.58	81.75	0	0
10.501 - 11.000	9	509,317.87	56,590.87	0.12	1	10.787	351	556	75.51	75.51	86.67	100	75.98	76.82	0	0
11.001 - 11.500	2	87,082.65	43,541.33	0.02	1	11.178	359	558	39.91	39.91	100	100	100	100	0	0
11.501 - 12.000	1	38,458.94	38,458.94	0.01	1	11.6	239	527	60	60	100	100	100	100	0	0
Total:	2,930	414,386,224.18	141,428.75	100	2	7.658	355	610	83.01	83.38	69.56	91.83	77.8	67.04	0	1.69

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2. FICO Ranges

FICO Ranges	#Of Loans	Balance	Avg balance	% of the pool	Seasoning	WAC	WA Remaining Term	FICO	OLTV	CLTV	% Of Full Doc	% of Primary	% of single family detached	% of cashout	% of Second Lien	% IO
401 - 425	1	80,167.89	80,167.89	0.02	13	7.375	347	425	90	90	100	100	100	100	0	0
476 - 500	27	3,442,076.90	127,484.33	0.83	1	8.623	359	492	67.99	67.99	89	100	68.38	88.78	0	0
501 - 525	105	12,945,414.22	123,289.66	3.12	1	8.527	359	516	72.91	73.06	89.48	99.17	82.46	92.96	0	0
526 - 550	211	27,105,424.63	128,461.73	6.54	1	8.468	357	539	75.29	75.4	82.96	98.42	78.04	89.39	0	0
551 - 575	357	47,817,878.76	133,943.64	11.54	2	8.123	357	564	81.13	81.43	89.19	95.81	81.98	73.15	0	0
576 - 600	550	72,154,063.84	131,189.21	17.41	2	7.869	356	588	83.74	84.05	78.11	93.28	80.67	63.15	0	0.23
601 - 625	744	107,679,098.36	144,729.97	25.99	2	7.55	355	612	85.26	85.98	65.3	93.72	77.21	62.14	0	3.2
626 - 650	460	71,148,070.19	154,669.72	17.17	2	7.361	354	637	84.3	84.56	57.49	89.99	76.12	66.67	0	1.41
651 - 675	268	40,662,387.70	151,725.33	9.81	2	7.161	353	662	84.22	84.47	55.18	85.3	78.61	61.1	0	3.79
676 - 700	116	17,440,504.14	150,349.17	4.21	3	7.08	351	685	85.75	85.84	53.47	84.42	74.15	61.67	0	4.97
701 - 725	45	6,511,604.73	144,702.33	1.57	4	6.9	351	711	81.9	82.28	64.24	72.82	55.48	68.8	0	0
726 - 750	32	5,501,080.61	171,908.77	1.33	3	6.825	354	736	85.12	85.85	58.17	73.75	67.15	35.04	0	0
751 - 775	11	1,611,437.94	146,494.36	0.39	5	6.782	329	763	76.22	76.22	66.02	75.35	58.87	75.49	0	0
776 - 800	2	167,112.63	83,556.32	0.04	1	7.017	359	786	80.6	80.6	100	0	100	100	0	0
801 - 825	1	119,901.64	119,901.64	0.03	1	7	359	816	94	94	100	0	100	100	0	0
Total:	2,930	414,386,224.18	141,428.75	100	2	7.658	355	610	83.01	83.38	69.56	91.83	77.8	67.04	0	1.69

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3. Remaining Principal Balance

Remaining Principal Balance	#Of Loans	Balance	Avg balance	% of the pool	Seasoning	WAC	WA Remaining Term	FICO	OLTV	CLTV	% Of Full Doc	% of Primary	% of single family detached	% of cashout	% of Second Lien	% IO
1 - 50,000	56	2,398,070.68	42,822.69	0.58	1	8.897	316	596	56.59	56.59	82.31	90.67	83.29	91.92	0	0
50,001 - 75,000	528	33,002,435.48	62,504.61	7.96	1	8.316	352	602	80.4	81.27	79.65	84.7	85.12	58.25	0	0
75,001 - 400,000	2,318	366,455,166.98	158,091.10	88.43	2	7.613	356	610	83.46	83.78	68.28	92.33	77.82	67.68	0	1.56
400,001 - 500,000	28	12,530,551.04	447,519.68	3.02	3	6.992	357	621	81.7	82.28	78.07	96.01	58.85	66.65	0	10.33
Total:	2,930	414,386,224.18	141,428.75	100	2	7.658	355	610	83.01	83.38	69.56	91.83	77.8	67.04	0	1.69

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4. Loan to Value Ratio

Loan to Value Ratio	#Of Loans	Balance	Avg balance	% of the pool	Seasoning	WAC	WA Remaining Term	FICO	OLTV	CLTV	% Of Full Doc	% of Primary	% of single family detached	% of cashout	% of Second Lien	% IO
10.01 - 15.00	2	99,753.71	49,876.86	0.02	1	6.65	299	676	15	15	49.92	100	100	100	0	0
15.01 - 20.00	1	49,973.39	49,973.39	0.01	1	9.125	359	604	18	18	100	100	100	100	0	0

20.01 - 25.00	3	104,969.80	34,989.93	0.03	1	10.787	359	584	23.48	23.48	100	100	71.43	100	0	0
25.01 - 30.00	7	708,572.18	101,224.60	0.17	1	7.353	359	601	28.36	28.36	62.61	100	62.98	89.42	0	0
30.01 - 35.00	8	672,541.83	84,067.73	0.16	1	8.033	359	591	34.42	34.42	32.68	84.54	79.95	90.35	0	0
35.01 - 40.00	17	1,601,879.50	94,228.21	0.39	1	7.528	331	601	38.68	38.68	63.76	93.45	96.88	100	0	0
40.01 - 45.00	20	2,044,660.52	102,233.03	0.49	1	7.678	351	585	43.08	43.08	62.63	82.91	78.89	88.76	0	0
45.01 - 50.00	30	3,056,744.98	101,891.50	0.74	1	7.605	353	568	48.62	48.62	57.12	88.99	83.02	90.23	0	0
50.01 - 55.00	46	5,162,167.44	112,221.03	1.25	2	7.622	345	596	53.49	53.96	56.51	82.36	86.59	78.7	0	0
55.01 - 60.00	67	7,239,761.02	108,056.13	1.75	1	7.856	353	590	58.45	59.45	55.22	91.84	76.47	87.16	0	0
60.01 - 65.00	75	10,321,743.87	137,623.25	2.49	1	7.619	356	579	63.7	63.7	72.94	93.27	77.7	83.84	0	0
65.01 - 70.00	149	20,306,995.95	136,288.56	4.9	1	7.821	354	586	68.94	69.05	60.1	84.68	78.64	86.18	0	2.02
70.01 - 75.00	234	30,444,871.26	130,106.29	7.35	1	7.801	356	596	74.17	74.36	60.31	80.73	75.51	71.04	0	1.54
75.01 - 80.00	552	74,928,758.62	135,740.50	18.08	1	7.51	355	607	79.57	81.16	61.85	87.4	71.04	64.22	0	2.14
80.01 - 85.00	495	74,007,552.45	149,510.21	17.86	3	7.471	355	611	84.46	84.6	75.12	90.73	78.45	77.91	0	0.55
85.01 - 90.00	700	114,737,242.72	163,910.35	27.69	2	7.615	356	618	89.6	89.66	71.22	96.06	78.81	67.19	0	3.27
90.01 - 95.00	514	68,001,670.96	132,298.97	16.41	2	7.955	356	621	94.86	94.89	79.09	98.57	82.72	42.46	0	0.56
95.01 - 100.00	10	896,363.98	89,636.40	0.22	1	8.799	298	624	100	100	100	100	61.29	25.74	0	0
Total:	2,930	414,386,224.18	141,428.75	100	2	7.658	355	610	83.01	83.38	69.56	91.83	77.8	67.04	0	1.69

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5. Documentation

Documentation	#Of Loans	Balance	Avg balance	% of the pool	Seasoning	WAC	WA Remaining Term	FICO	OLTV	CLTV	% Of Full Doc	% of Primary	% of single family detached	% of cashout	% of Second Lien	% IO
Full Documentation	2,128	288,262,506.64	135,461.70	69.56	2	7.657	355	603	83.84	84.37	100	94.29	77.61	70.49	0	2.36
Reduced Documentation	802	126,123,717.54	157,261.49	30.44	1	7.658	356	625	81.1	81.12	0	86.18	78.24	59.16	0	0.17
Total:	2,930	414,386,224.18	141,428.75	100	2	7.658	355	610	83.01	83.38	69.56	91.83	77.8	67.04	0	1.69

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6. Occupancy Type

Occupancy Type	#Of Loans	Balance	Avg balance	% of the pool	Seasoning	WAC	WA Remaining Term	FICO	OLTV	CLTV	% Of Full Doc	% of Primary	% of single family detached	% of cashout	% of Second Lien	% IO
Investment Property	221	23,843,573.03	107,889.47	5.75	1	7.741	354	638	75.93	75.93	51.21	0	64.53	59.88	0	0
Owner Occupied	2,649	380,515,504.84	143,644.96	91.83	2	7.652	355	607	83.43	83.84	71.43	100	78.91	68.13	0	1.84
Second/Vacation	60	10,027,146.31	167,119.11	2.42	2	7.667	356	639	83.69	83.69	42.26	0	67.22	42.59	0	0
Total:	2,930	414,386,224.18	141,428.75	100	2	7.658	355	610	83.01	83.38	69.56	91.83	77.8	67.04	0	1.69

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7. Loan Purpose

Loan Purpose	#Of Loans	Balance	Avg balance	% of the pool	Seasoning	WAC	WA Remaining Term	FICO	OLTV	CLTV	% Of Full Doc	% of Primary	% of single family detached	% of cashout	% of Second Lien	% IO
EQUITY REFINANCE	1,916	277,797,000.21	144,988.00	67.04	2	7.616	354	605	81.47	81.57	73.14	93.32	79.03	100	0	1.94
PURCHASE	730	98,362,439.06	134,743.07	23.74	2	7.829	357	618	87.83	88.96	59.44	87.89	72.74	0	0	0.8
RATE/TERM REFINANCE	284	38,226,784.91	134,601.36	9.22	1	7.522	354	621	81.79	82.21	69.62	91.07	81.89	0	0	2.16
Total:	2,930	414,386,224.18	141,428.75	100	2	7.658	355	610	83.01	83.38	69.56	91.83	77.8	67.04	0	1.69

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8. Rate Type

Rate Type	#Of Loans	Balance	Avg balance	% of the pool	Seasoning	WAC	WA Remaining Term	FICO	OLTV	CLTV	% Of Full Doc	% of Primary	% of single family detached	% of cashout	% of Second Lien	% IO
ARM	2,400	347,314,883.41	144,714.53	83.81	2	7.639	358	606	83.1	83.5	68.47	92.07	78.47	65.3	0	2.02
FIXED	530	67,071,340.77	126,549.70	16.19	3	7.752	338	629	82.52	82.76	75.22	90.58	74.36	76.05	0	0
Total:	2,930	414,386,224.18	141,428.75	100	2	7.658	355	610	83.01	83.38	69.56	91.83	77.8	67.04	0	1.69

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9. States Concentration (CA,NY,MA,GA)

States Concentration (CA,NY,MA,GA)	#Of Loans	Balance	Avg balance	% of the pool	Seasoning	WAC	WA Remaining Term	FICO	OLTV	CLTV	% Of Full Doc	% of Primary	% of single family detached	% of cashout	% of Second Lien	% IO
California	244	56,568,114.93	231,836.54	64.31	5	6.869	354	623	81.73	81.73	77.35	94.47	84.17	84.39	0	1.42
Georgia	147	18,368,974.70	124,959.01	20.88	1	7.971	355	604	83.5	84.75	73.65	90.87	82.29	61.86	0	0
Massachusetts	27	6,237,607.56	231,022.50	7.09	2	7.62	358	607	80.8	80.8	52.13	97.44	98.2	78.06	0	5.1
New York	32	6,788,168.45	212,130.26	7.72	2	7.256	358	621	83.8	84.18	65.88	91.43	64.29	83.44	0	0
Total:	450	87,962,865.64	195,473.03	100	4	7.182	355	617	82.19	82.48	73.91	93.69	83.24	79.16	0	1.28

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10. Silent Second

Silent Second	#Of Loans	Balance	Avg balance	% of the pool	Seasoning	WAC	WA Remaining Term	FICO	OLTV	CLTV	% Of Full Doc	% of Primary	% of single family detached	% of cashout	% of Second Lien	% IO
N	2,837	404,153,527.17	142,458.06	97.53	2	7.662	355	610	83.07	83.07	68.88	91.62	77.79	68.32	0	1.74
Y	93	10,232,697.01	110,029.00	2.47	1	7.485	352	608	80.31	95.45	96.75	100	78.16	16.51	0	0

Total:	2,930	414,386,224.18	141,428.75	100	2	7.658	355	610	83.01	83.38	69.56	91.83	77.8	67.04	0	1.69

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11. Property Type

Property Type	#Of Loans	Balance	Avg balance	% of the pool	Seasoning	WAC	WA Remaining Term	FICO	OLTV	CLTV	% Of Full Doc	% of Primary	% of single family detached	% of cashout	% of Second Lien	% IO
Single Family (detached)	2,346	322,401,171.73	137,425.90	77.8	2	7.68	355	608	83.12	83.48	69.39	93.14	100	68.1	0	1.43
Detached PUD	232	44,664,175.94	192,518.00	10.78	2	7.53	355	610	84.46	85.1	66.66	92.29	0	56.73	0	5.38
Condo under 5 stories	94	14,995,101.64	159,522.36	3.62	3	7.469	357	622	82	82.25	71.14	82.19	0	58.79	0	0
Two-to-four family units	101	14,550,384.75	144,063.22	3.51	2	7.634	357	627	81.92	82.43	62.67	75.24	0	71.44	0	0
Manufactured Home	89	8,112,507.39	91,151.77	1.96	2	7.881	349	619	76.65	76.65	100	100	0	83.9	0	0
Attached PUD	35	5,410,721.68	154,592.05	1.31	3	7.625	357	608	84.11	84.47	71.4	87.26	0	62.37	0	0
Townhouse/rowhouse	31	3,943,554.67	127,211.44	0.95	1	7.669	359	601	75.68	75.68	71.78	73.92	0	85.01	0	0
Mid-rise condo (5-8 stories)	2	308,606.38	154,303.19	0.07	0	7.794	360	656	90	90	54.83	0	0	54.83	0	0
Total:	2,930	414,386,224.18	141,428.75	100	2	7.658	355	610	83.01	83.38	69.56	91.83	77.8	67.04	0	1.69

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12. Lien

Lien	#Of Loans	Balance	Avg balance	% of the pool	Seasoning	WAC	WA Remaining Term	FICO	OLTV	CLTV	% Of Full Doc	% of Primary	% of single family detached	% of cashout	% of Second Lien	% IO
First Lien	2,930	414,386,224.18	141,428.75	100	2	7.658	355	610	83.01	83.38	69.56	91.83	77.8	67.04	0	1.69
Total:	2,930	414,386,224.18	141,428.75	100	2	7.658	355	610	83.01	83.38	69.56	91.83	77.8	67.04	0	1.69

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13. Interest Only Loans

Interest Only Loans	#Of Loans	Balance	Avg balance	% of the pool	Seasoning	WAC	WA Remaining Term	FICO	OLTV	CLTV	% Of Full Doc	% of Primary	% of single family detached	% of cashout	% of Second Lien	% IO
N	2,903	407,373,584.31	140,328.48	98.31	2	7.669	355	609	82.97	83.35	69.09	91.69	78.01	66.87	0	0
Y	27	7,012,639.87	259,727.40	1.69	2	7.011	358	635	85.14	85.14	96.85	100	65.71	76.99	0	100
Total:	2,930	414,386,224.18	141,428.75	100	2	7.658	355	610	83.01	83.38	69.56	91.83	77.8	67.04	0	1.69

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Credit Suisse First Boston, Asset Finance Group
GMAC - RFC Home Equity Portfolio- KS4
ARM Loans

Selection Criteria: ARM Loans
Table of Contents

1. Original Mortgage Loan Balance ($)

Original Mortgage Loan Balance ($)	Number of Mortgage Loans	Principal Balance	Percentage of Group Loans	Average Principal Balance	WA Gross CPN	Weighted Average Combine LTV
1 - 25,000	1	$25,000	0.01%	$25,000	10.88%	21.00%
25,001 - 50,000	28	1,220,135	0.35	43,576	8.806	55.34
50,001 - 75,000	405	25,305,919	7.29	62,484	8.291	80.77
75,001 - 100,000	410	36,059,205	10.38	87,949	7.982	81.99
100,001 - 125,000	377	42,362,117	12.2	112,366	7.906	82.59

125,001 - 150,000	300	41,097,191	11.83	136,991	7.76	84.16
150,001 - 175,000	239	38,643,335	11.13	161,688	7.645	83.54
175,001 - 200,000	162	30,409,544	8.76	187,713	7.545	83.35
200,001 - 225,000	119	25,298,291	7.28	212,591	7.406	83.14
225,001 - 250,000	98	23,333,445	6.72	238,096	7.328	84
250,001 - 275,000	67	17,565,345	5.06	262,169	7.504	84.71
275,001 - 300,000	56	16,125,180	4.64	287,950	7.414	81.78
300,001 - 325,000	40	12,517,801	3.6	312,945	7.245	86.4
325,001 - 350,000	28	9,457,950	2.72	337,784	7.225	84
350,001 - 375,000	25	9,062,958	2.61	362,518	7.126	83.5
375,001 - 400,000	23	8,913,420	2.57	387,540	7.103	86.9
400,001 - 425,000	5	2,051,085	0.59	410,217	6.864	74.6
425,001 - 450,000	6	2,625,667	0.76	437,611	7.338	80.94
450,001 - 475,000	5	2,301,408	0.66	460,282	7.128	86.75
475,001 - 500,000	6	2,939,888	0.85	489,981	6.665	78.13
Total:	2,400	$347,314,883	100.00%	$144,715	7.64%	83.10%

CLTV refers to LTV for first lien and CLTV for second lien

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2. Remaining Balance

Remaining Balance	Number of Mortgage Loans	Principal Balance	Percentage of Group Loans	Average Principal Balance	WA Gross CPN	Weighted Average Combine LTV
1 - 25,000	1	$25,000	0.01%	$25,000	10.88%	21.00%
25,001 - 50,000	30	1,310,946	0.38	43,698	8.786	56.6
50,001 - 75,000	404	25,289,892	7.28	62,599	8.288	80.81
75,001 - 100,000	409	35,984,422	10.36	87,981	7.983	81.97
100,001 - 125,000	378	42,487,063	12.23	112,400	7.905	82.62
125,001 - 150,000	301	41,271,591	11.88	137,115	7.749	84.11
150,001 - 175,000	237	38,343,989	11.04	161,789	7.656	83.57
175,001 - 200,000	163	30,609,068	8.81	187,786	7.544	83.36
200,001 - 225,000	119	25,322,638	7.29	212,795	7.402	83.15
225,001 - 250,000	98	23,358,870	6.73	238,356	7.328	84
250,001 - 275,000	67	17,591,001	5.06	262,552	7.497	84.79
275,001 - 300,000	55	15,850,228	4.56	288,186	7.426	81.64

300,001 - 325,000	41	12,842,565	3.7	313,233	7.21	86.29
325,001 - 350,000	27	9,133,186	2.63	338,266	7.274	84.07
350,001 - 375,000	25	9,062,958	2.61	362,518	7.126	83.5
375,001 - 400,000	23	8,913,420	2.57	387,540	7.103	86.9
400,001 - 425,000	5	2,051,085	0.59	410,217	6.864	74.6
425,001 - 450,000	6	2,625,667	0.76	437,611	7.338	80.94
450,001 - 475,000	5	2,301,408	0.66	460,282	7.128	86.75
475,001 - 500,000	6	2,939,888	0.85	489,981	6.665	78.13
Total:	2,400	$347,314,883	100.00%	$144,715	7.64%	83.10%

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3. Mortgage Rates (%)

Mortgage Rates (%)	Number of Mortgage Loans	Principal Balance	Percentage of Group Loans	Average Principal Balance	WA Gross CPN	Weighted Average Combine LTV
5.000 - 5.499	5	$1,176,084	0.34%	$235,217	5.36%	82.73%
5.500 - 5.999	37	8,879,874	2.56	239,997	5.807	81.75
6.000 - 6.499	86	18,075,281	5.2	210,178	6.25	81.65
6.500 - 6.999	300	53,715,452	15.47	179,052	6.75	80.91
7.000 - 7.499	437	67,125,789	19.33	153,606	7.209	81.78
7.500 - 7.999	610	88,662,870	25.53	145,349	7.716	84.43
8.000 - 8.499	347	44,721,714	12.88	128,881	8.192	85.97
8.500 - 8.999	313	38,471,915	11.08	122,913	8.694	85.35
9.000 - 9.499	141	15,695,643	4.52	111,317	9.201	80.42
9.500 - 9.999	81	7,489,151	2.16	92,459	9.697	79.7
10.000 - 10.499	35	2,755,058	0.79	78,716	10.184	77.2
10.500 - 10.999	7	508,953	0.15	72,708	10.671	76.37
11.000 - 11.499	1	37,100	0.01	37,100	11.25	60
Total:	2,400	$347,314,883	100.00%	$144,715	7.64%	83.10%

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4. Original Term

Original Term	Number of Mortgage Loans	Principal Balance	Percentage of Group Loans	Average Principal Balance	WA Gross CPN	Weighted Average Combine LTV
301 - 360	2,400	$347,314,883	100.00%	$144,715	7.64%	83.10%
Total:	2,400	$347,314,883	100.00%	$144,715	7.64%	83.10%

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5. Remaining Term

Remaining Term	Number of Mortgage Loans	Principal Balance	Percentage of Group Loans	Average Principal Balance	WA Gross CPN	Weighted Average Combine LTV
301 - 360	2,400	$347,314,883	100.00%	$144,715	7.64%	83.10%
Total:	2,400	$347,314,883	100.00%	$144,715	7.64%	83.10%

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6. LIEN

LIEN	Number of Mortgage Loans	Principal Balance	Percentage of Group Loans	Average Principal Balance	WA Gross CPN	Weighted Average Combine LTV
First Lien	2,400	$347,314,883	100.00%	$144,715	7.64%	83.10%
Total:	2,400	$347,314,883	100.00%	$144,715	7.64%	83.10%

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7. AGE

AGE	Number of Mortgage Loans	Principal Balance	Percentage of Group Loans	Average Principal Balance	WA Gross CPN	Weighted Average Combine LTV
0	623	$90,478,810	26.05%	$145,231	7.65%	82.59%
1	1,139	155,399,443	44.74	136,435	7.811	82.19
2	384	53,048,584	15.27	138,147	7.812	83.8
3	70	10,681,532	3.08	152,593	7.457	85.83
4	21	2,715,699	0.78	129,319	7.519	83.15

	5	6	978,536	0.28	163,089	7.583	90.63
	6	4	495,891	0.14	123,973	7.563	65.64
	7	105	23,612,381	6.8	224,880	6.602	86.64
	8	34	7,089,414	2.04	208,512	6.637	87.79
	9	8	1,878,277	0.54	234,785	6.523	85.65
	10	3	433,268	0.12	144,423	7.298	84.04
	11	1	67,468	0.02	67,468	7.875	71
	13	1	80,168	0.02	80,168	7.375	90
	14	1	355,414	0.1	355,414	5.475	85
Total:		2,400	$347,314,883	100.00%	$144,715	7.64%	83.10%

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8. Combined LTV

Combined LTV	Number of Mortgage Loans	Principal Balance	Percentage of Group Loans	Average Principal Balance	WA Gross CPN	Weighted Average Combine LTV
15.00 - 19.99	1	$49,957	0.01%	$49,957	6.75%	15.00%
20.00 - 24.99	2	54,987	0.02	27,494	10.48	22.09
25.00 - 29.99	6	561,202	0.16	93,534	7.542	28.19
30.00 - 34.99	2	218,827	0.06	109,413	8.188	33.45
35.00 - 39.99	10	797,702	0.23	79,770	8.002	36.53
40.00 - 44.99	14	1,670,565	0.48	119,326	7.366	41.29
45.00 - 49.99	20	1,791,959	0.52	89,598	7.41	46.52
50.00 - 54.99	32	3,664,006	1.05	114,500	7.269	51.82
55.00 - 59.99	37	4,757,364	1.37	128,577	7.781	56.77
60.00 - 64.99	54	7,487,729	2.16	138,662	7.447	61.79
65.00 - 69.99	88	11,757,273	3.39	133,605	7.805	66.78
70.00 - 74.99	124	18,673,372	5.38	150,592	7.63	71.21
75.00 - 79.99	226	30,214,546	8.7	133,693	7.647	76.29
80.00 - 84.99	460	65,953,110	18.99	143,376	7.449	80.71
85.00 - 89.99	398	61,166,954	17.61	153,686	7.481	85.78
90.00 - 94.99	521	85,814,883	24.71	164,712	7.667	90.17
95.00 - 99.99	405	52,680,448	15.17	130,075	8.027	95
Total:	2,400	$347,314,883	100.00%	$144,715	7.64%	83.10%

CLTV refers to LTV for first lien and CLV for second lien

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9. Owner Occupancy

Owner Occupancy	Number of Mortgage Loans	Principal Balance	Percentage of Group Loans	Average Principal Balance	WA Gross CPN	Weighted Average Combine LTV
Investment Property	172	$19,206,559	5.53%	$111,666	7.72%	75.66%
Owner Occupied	2,184	319,762,338	92.07	146,411	7.635	83.54
Second/Vacation	44	8,345,987	2.4	189,682	7.613	83.13
Total:	2,400	$347,314,883	100.00%	$144,715	7.64%	83.10%

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10. Property Type

Property Type	Number of Mortgage Loans	Principal Balance	Percentage of Group Loans	Average Principal Balance	WA Gross CPN	Weighted Average Combine LTV
Attached PUD	31	$4,898,941	1.41%	$158,030	7.68%	83.79%
Condo under 5 stories	76	11,847,721	3.41	155,891	7.466	80.74
Detached PUD	186	36,338,959	10.46	195,371	7.457	84.41
Manufactured Home	63	5,992,786	1.73	95,124	7.857	76.05
Mid-rise condo (5-8 stories)	2	308,606	0.09	154,303	7.794	90
Single Family (detached)	1,934	272,526,742	78.47	140,914	7.667	83.29
Townhouse/rowhouse	30	3,871,555	1.11	129,052	7.656	75.6
Two-to-four family units	78	11,529,574	3.32	147,815	7.613	82.65
Total:	2,400	$347,314,883	100.00%	$144,715	7.64%	83.10%

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11. Loan Purpose

Loan Purpose	Number of Mortgage Loans	Principal Balance	Percentage of Group Loans	Average Principal Balance	WA Gross CPN	Weighted Average Combine LTV

EQUITY REFINANCE	1,521	$226,789,892	65.30%	$149,106	7.60%	81.35%
PURCHASE	644	87,918,233	25.31	136,519	7.805	87.96
RATE/TERM REFINANCE	235	32,606,758	9.39	138,752	7.438	82.16
Total:	2,400	$347,314,883	100.00%	$144,715	7.64%	83.10%

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12. Rate Type

Rate Type	Number of Mortgage Loans	Principal Balance	Percentage of Group Loans	Average Principal Balance	WA Gross CPN	Weighted Average Combine LTV
ARM	2,400	$347,314,883	100.00%	$144,715	7.64%	83.10%
Total:	2,400	$347,314,883	100.00%	$144,715	7.64%	83.10%

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13. Prepaymen Flag

Prepaymen Flag	Number of Mortgage Loans	Principal Balance	Percentage of Group Loans	Average Principal Balance	WA Gross CPN	Weighted Average Combine LTV
N	930	$133,165,417	38.34%	$143,189	7.68%	82.77%
Y	1,470	214,149,466	61.66	145,680	7.614	83.31
Total:	2,400	$347,314,883	100.00%	$144,715	7.64%	83.10%

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14. Prepayment Penalty Term

Prepayment Penalty Term	Number of Mortgage Loans	Principal Balance	Percentage of Group Loans	Average Principal Balance	WA Gross CPN	Weighted Average Combine LTV
0	930	$133,165,417	38.34%	$143,189	7.68%	82.77%
6	1	58,185	0.02	58,185	7.875	85
12	83	15,210,104	4.38	183,254	7.619	82.29
24	1,186	172,411,203	49.64	145,372	7.633	83.52

36	199	26,333,222	7.58	132,328	7.48	82.44
60	1	136,752	0.04	136,752	8.125	95
Total:	2,400	$347,314,883	100.00%	$144,715	7.64%	83.10%

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15. FICO Scores

FICO Scores	Number of Mortgage Loans	Principal Balance	Percentage of Group Loans	Average Principal Balance	WA Gross CPN	Weighted Average Combine LTV
420 - 439	1	$80,168	0.02%	$80,168	7.38%	90.00%
480 - 499	24	2,973,405	0.86	123,892	8.594	69.22
500 - 519	57	7,274,507	2.09	127,623	8.454	71.16
520 - 539	117	15,213,463	4.38	130,030	8.459	74.45
540 - 559	190	24,331,107	7.01	128,058	8.307	78.05
560 - 579	302	42,512,051	12.24	140,768	8.036	82.46
580 - 599	385	52,099,754	15	135,324	7.792	84.27
600 - 619	526	76,671,199	22.08	145,763	7.546	85.23
620 - 639	332	51,477,723	14.82	155,053	7.386	85.5
640 - 659	228	36,517,725	10.51	160,165	7.189	83.28
660 - 679	130	21,145,936	6.09	162,661	7.015	85.06
680 - 699	52	7,950,848	2.29	152,901	7.015	85.37
700 - 719	19	2,794,846	0.8	147,097	6.802	81.3
720 - 739	24	4,036,728	1.16	168,197	6.91	83.94
740 - 759	9	1,584,496	0.46	176,055	6.752	85.23
760 - 779	2	416,380	0.12	208,190	6.389	62.34
780 - 799	1	114,649	0.03	114,649	6.625	85
800 - 819	1	119,902	0.03	119,902	7	94
Total:	2,400	$347,314,883	100.00%	$144,715	7.64%	83.10%

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16. State

State	Number of Mortgage Loans	Principal Balance	Percentage of Group Loans	Average Principal Balance	WA Gross CPN	Weighted Average Combine LTV
Alabama	69	$7,106,020	2.05%	$102,986	8.22%	86.26%
Alaska	1	117,721	0.03	117,721	8	95
Arizona	90	13,394,540	3.86	148,828	7.566	82.92
Arkansas	20	1,648,142	0.47	82,407	8.399	87.88
California	200	46,858,010	13.49	234,290	6.838	81.56
Colorado	42	7,618,410	2.19	181,391	7.493	81.69
Connecticut	22	4,505,843	1.3	204,811	7.773	81.1
Delaware	6	826,840	0.24	137,807	7.439	72.23
District of Columbia	13	2,698,731	0.78	207,595	7.496	72.66
Florida	213	32,408,498	9.33	152,153	7.636	84.01
Georgia	126	15,875,192	4.57	125,994	7.98	83.42
Hawaii	3	1,071,796	0.31	357,265	6.8	90.69
Idaho	13	2,032,772	0.59	156,367	7.528	82.44
Illinois	79	12,210,077	3.52	154,558	7.587	82.09
Indiana	83	7,545,348	2.17	90,908	7.947	86.79
Iowa	21	1,645,409	0.47	78,353	8.649	81.4
Kansas	20	1,817,563	0.52	90,878	8.238	82.82
Kentucky	44	4,661,719	1.34	105,948	7.694	85.04
Louisiana	51	6,356,142	1.83	124,630	8.069	82.96
Maine	5	620,986	0.18	124,197	7.821	68.99
Maryland	39	6,867,362	1.98	176,086	7.806	80.7
Massachusetts	25	5,698,936	1.64	227,957	7.712	79.93
Michigan	164	20,211,667	5.82	123,242	7.878	82.36
Minnesota	95	16,859,822	4.85	177,472	7.91	83.87
Mississippi	39	3,461,546	1	88,758	8.241	82.34
Missouri	79	8,760,724	2.52	110,895	7.781	84.93
Montana	1	74,940	0.02	74,940	7.125	72
Nebraska	6	499,072	0.14	83,179	7.909	87.72
Nevada	43	8,938,672	2.57	207,876	7.277	82.81
New Hampshire	3	578,134	0.17	192,711	7.812	82.18
New Jersey	31	5,817,264	1.67	187,654	7.631	78.12
New Mexico	13	1,674,693	0.48	128,823	7.686	88.77
New York	20	4,354,000	1.25	217,700	6.975	84.2
North Carolina	87	10,655,333	3.07	122,475	7.971	83.37
North Dakota	3	200,267	0.06	66,756	8.219	66.88
Ohio	90	9,366,519	2.7	104,072	7.91	85.7

Oklahoma	19	2,098,670	0.6	110,456	7.896	84.28
Oregon	20	2,840,008	0.82	142,000	7.186	86.51
Pennsylvania	53	6,115,984	1.76	115,396	7.997	82.57
Rhode Island	1	159,243	0.05	159,243	8	85
South Carolina	44	4,962,908	1.43	112,793	7.957	86.56
South Dakota	3	313,353	0.09	104,451	7.196	81.32
Tennessee	43	4,984,456	1.44	115,918	7.971	87.26
Texas	93	10,637,510	3.06	114,382	7.834	86.25
Utah	27	5,269,607	1.52	195,171	7.494	81.49
Vermont	3	540,350	0.16	180,117	7.415	87.48
Virginia	66	10,900,170	3.14	165,154	7.754	80.86
Washington	56	9,062,407	2.61	161,829	7.294	82.04
West Virginia	9	1,232,121	0.35	136,902	8.263	81.95
Wisconsin	100	12,789,904	3.68	127,899	7.891	84.74
Wyoming	4	369,481	0.11	92,370	7.909	89.39
Total:	2,400	$347,314,883	100.00%	$144,715	7.64%	83.10%

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17. Documentation

Documentation	Number of Mortgage Loans	Principal Balance	Percentage of Group Loans	Average Principal Balance	WA Gross CPN	Weighted Average Combine LTV
Full Documentation	1,728	$237,812,571	68.47%	$137,623	7.66%	83.88%
Reduced Documentation	672	109,502,312	31.53	162,950	7.605	81.41
Total:	2,400	$347,314,883	100.00%	$144,715	7.64%	83.10%

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11 Madison Avenue - Fifth floor
NY, NY 10010

Weighted Average FICO
618
580
596
598
602

604
603
609
613
615
604
603
618
606
625
625
616
605
611
634
606

Weighted Average FICO
618
585
596
598
602
604
603
609
613
615
603
603

618
606
625
625
616
605
611
634
606

Weighted Average FICO
682
640
632
630
616
607
592
579
560
560
556
539
522
606

Weighted Average FICO
606
606

Weighted Average FICO
606
606

Weighted Average FICO
606
606

Weighted Average FICO
602
606
603
614
596

623
561
619
635
631
596
676
425
678
606

Weighted Average FICO
602
584
589
606
582
593
590
582
593
588
576
587
595
606
609
615
615
606

Weighted Average FICO
632
604
634
606

Weighted Average FICO
604
615
609
607
656
605
601
619
606

Weighted Average FICO

601
616
619
606

Weighted Average FICO
606
606

Weighted Average FICO
609
605
606

Weighted Average FICO
609
619
606
604

610
576
606

Weighted Average FICO
425
491
511
529
549
569
589
609
629
649
669
687
708
731
747
771
781
816
606

Weighted Average FICO
593
603
604
601
617
614
595
574
601
612
599
711
606
598
604
588
593
595
596
552
600
603
604
612
590
603
674
622
611
573
607
616
616
606
593
601

596
639
586
564
601
621
610
610
600
580
606
602
592
603
607
606

Weighted Average FICO
598
625
606

16. State

State	Number of Mortgage Loans	Principal Balance	Percentage of Group Loans	Average Principal Balance	WA Gross CPN	Weighted Average Combine LTV	Weighted Average FICO
Arizona	1	$258,926	3.69%	$258,926	6.88%	80.00%	656
California	3	804,312	11.47	268,104	6.851	86.49	642
Colorado	2	617,800	8.81	308,900	7.72	90	616
Delaware	1	214,400	3.06	214,400	6.5	80	644
Florida	1	143,000	2.04	143,000	7.5	93	692
Louisiana	2	528,000	7.53	264,000	6.987	70.23	617
Massachusetts	1	318,000	4.53	318,000	7.35	90	678
Michigan	2	626,700	8.94	313,350	7.369	83.95	613
Minnesota	1	237,500	3.39	237,500	6.3	95	662
Missouri	1	479,700	6.84	479,700	6.25	90	623
Nevada	3	892,800	12.73	297,600	6.629	90	658
North Carolina	1	293,500	4.19	293,500	7.75	88	644
South Carolina	1	161,100	2.3	161,100	7.5	90	607
Utah	2	663,642	9.46	331,821	6.771	77.71	618
Washington	2	270,760	3.86	135,380	6.466	80	651
West Virginia	2	354,000	5.05	177,000	7.584	83.01	607
Wyoming	1	148,500	2.12	148,500	7.875	90	605
Total:	27	$7,012,640	100.00%	$259,727	7.01%	85.14%	635

Credit Suisse First Boston, Asset Finance Group
GMAC - RFC Home Equity Portfolio- KS4
All records

Selection Criteria: All records
Table of Contents

1. Remaining Principal

Remaining Principal	No of Loans	Principal Balance at origination	Remaining Principal Balance	% of Remaining Balance	WAC	WA Remaining Term	FICO
0.01 - 25000.00	5	120,500.00	120,388.81	0.03	10.165	253	584
25000.01 - 50000.00	51	2,291,626.00	2,277,681.87	0.55	8.83	319	597
50000.01 - 75000.00	528	33,040,197.00	33,002,435.48	7.96	8.316	352	602
75000.01 - 100000.00	514	45,165,079.52	45,109,282.00	10.89	8.014	352	602
100000.01 - 125000.00	452	50,915,183.16	50,851,864.77	12.27	7.912	355	604
125000.01 - 150000.00	363	49,834,738.00	49,771,005.52	12.01	7.746	356	610
150000.01 - 175000.00	272	44,154,520.00	44,089,069.03	10.64	7.635	357	608
175000.01 - 200000.00	198	37,178,161.31	37,118,826.31	8.96	7.558	354	613

200000.01 - 250000.00	240	53,829,874.00	53,723,048.18	12.96	7.368	357	616
250000.01 - 300000.00	146	39,996,593.60	39,915,307.49	9.63	7.442	357	609
300000.01 - 400000.00	133	46,003,832.00	45,876,763.68	11.07	7.201	356	621
400000.01 - 500000.00	28	12,559,492.00	12,530,551.04	3.02	6.992	357	621
Total:	2,930	415,089,796.59	414,386,224.18	100	7.658	355	610

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2. Mortgage Rate

Mortgage Rate	No of Loans	Principal Balance at origination	Remaining Principal Balance	% of Remaining Balance	WAC	WA Remaining Term	FICO
5.001 - 5.500	10	2,421,250.00	2,397,520.76	0.58	5.432	353	674
5.501 - 6.000	46	10,746,658.30	10,693,647.42	2.58	5.886	354	641
6.001 - 6.500	150	29,085,036.00	28,981,046.17	6.99	6.363	352	638
6.501 - 7.000	414	73,288,206.00	73,103,190.02	17.64	6.837	354	631
7.001 - 7.500	564	84,791,244.69	84,666,263.76	20.43	7.332	357	618
7.501 - 8.000	679	93,852,976.60	93,747,274.96	22.62	7.811	355	608
8.001 - 8.500	423	52,373,416.00	52,325,678.35	12.63	8.312	355	593
8.501 - 9.000	332	38,841,500.00	38,806,646.63	9.36	8.787	356	582
9.001 - 9.500	166	17,518,633.00	17,511,621.28	4.23	9.288	356	565
9.501 - 10.000	91	7,847,876.00	7,833,615.47	1.89	9.801	357	560
10.001 - 10.500	43	3,687,925.00	3,684,859.90	0.89	10.248	355	558
10.501 - 11.000	9	509,475.00	509,317.87	0.12	10.787	351	556
11.001 - 11.500	2	87,100.00	87,082.65	0.02	11.178	359	558
11.501 - 12.000	1	38,500.00	38,458.94	0.01	11.6	239	527
Total:	2,930	415,089,796.59	414,386,224.18	100	7.658	355	610

Minimum Rate: 5.250
Maximum Rate: 11.600
WA Rate: 7.658

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3. FICO SCORES

FICO SCORES	No of Loans	Principal Balance at origination	Remaining Principal Balance	% of Remaining Balance	WAC	WA Remaining Term	FICO
<= 500	28	3,524,600.00	3,522,244.79	0.85	8.595	359	490
501 - 525	105	12,954,055.00	12,945,414.22	3.12	8.527	359	516
526 - 550	211	27,125,451.00	27,105,424.63	6.54	8.468	357	539
551 - 575	357	47,881,850.00	47,817,878.76	11.54	8.123	357	564
576 - 600	550	72,248,902.31	72,154,063.84	17.41	7.869	356	588
601 - 625	744	107,867,734.26	107,679,098.36	25.99	7.55	355	612
626 - 650	460	71,278,499.50	71,148,070.19	17.17	7.361	354	637
651 - 675	268	40,745,364.22	40,662,387.70	9.81	7.161	353	662
676 - 700	116	17,494,887.30	17,440,504.14	4.21	7.08	351	685
701 - 725	45	6,538,123.00	6,511,604.73	1.57	6.9	351	711
726 - 750	32	5,520,730.00	5,501,080.61	1.33	6.825	354	736
751 - 775	11	1,622,350.00	1,611,437.94	0.39	6.782	329	763
776 - 800	2	167,250.00	167,112.63	0.04	7.017	359	786
801 - 825	1	120,000.00	119,901.64	0.03	7	359	816
Total:	2,930	415,089,796.59	414,386,224.18	100	7.658	355	610

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4. LOAN-TO-VALUE RATIO

LOAN-TO-VALUE RATIO	No of Loans	Principal Balance at origination	Remaining Principal Balance	% of Remaining Balance	WAC	WA Remaining Term	FICO
50.00 <=	88	8,347,108.22	8,339,095.91	2.01	7.659	349	585
50.01 - 60.00	113	12,416,064.30	12,401,928.46	2.99	7.758	350	592
60.01 - 70.00	224	30,662,237.66	30,628,739.82	7.39	7.753	355	584
70.01 - 75.00	234	30,472,374.00	30,444,871.26	7.35	7.801	356	596
75.01 - 80.00	552	75,022,382.00	74,928,758.62	18.08	7.51	355	607
80.01 - 85.00	495	74,202,816.31	74,007,552.45	17.86	7.471	355	611
85.01 - 90.00	700	114,963,600.60	114,737,242.72	27.69	7.615	356	618
90.01 - 95.00	514	68,106,363.50	68,001,670.96	16.41	7.955	356	621
95.01 - 100.00	10	896,850.00	896,363.98	0.22	8.799	298	624
Total:	2,930	415,089,796.59	414,386,224.18	100	7.658	355	610

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5. COMBINED LOAN-TO-VALUE RATIO

COMBINED LOAN-TO-VALUE RATIO	No of Loans	Principal Balance at origination	Remaining Principal Balance	% of Remaining Balance	WAC	WA Remaining Term	FICO
50.00 <=	88	8,347,108.22	8,339,095.91	2.01	7.659	349	585
50.01 - 60.00	111	11,823,664.30	11,810,514.33	2.85	7.824	352	591
60.01 - 70.00	224	30,735,537.66	30,701,505.62	7.41	7.745	354	585
70.01 - 75.00	231	29,995,374.00	29,967,974.04	7.23	7.815	356	596
75.01 - 80.00	495	69,399,370.00	69,313,522.94	16.73	7.53	355	606
80.01 - 85.00	485	73,059,121.31	72,864,485.32	17.58	7.462	355	612
85.01 - 90.00	693	115,055,150.60	114,829,001.20	27.71	7.603	356	619
90.01 - 95.00	531	69,638,103.50	69,531,784.41	16.78	7.959	356	620
95.01 - 100.00	72	7,036,367.00	7,028,340.41	1.7	7.521	346	620
Total:	2,930	415,089,796.59	414,386,224.18	100	7.658	355	610

CLTV values include silent seconds.

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6. Documenation

Documenation	No of Loans	Principal Balance at origination	Remaining Principal Balance	% of Remaining Balance	WAC	WA Remaining Term	FICO
Full Documentation	2,128	288,829,472.37	288,262,506.64	69.56	7.657	355	603
Reduced Documentation	802	126,260,324.22	126,123,717.54	30.44	7.658	356	625
Total:	2,930	415,089,796.59	414,386,224.18	100	7.658	355	610

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7. Loan Purpose

Loan Purpose	No of Loans	Principal Balance at origination	Remaining Principal Balance	% of Remaining Balance	WAC	WA Remaining Term	FICO

EQUITY REFINANCE	1,916	278,344,486.18	277,797,000.21	67.04	7.616	354	605
PURCHASE	730	98,482,636.10	98,362,439.06	23.74	7.829	357	618
RATE/TERM REFINANCE	284	38,262,674.31	38,226,784.91	9.22	7.522	354	621
Total:	2,930	415,089,796.59	414,386,224.18	100	7.658	355	610

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8. Occupancy

Occupancy	No of Loans	Principal Balance at origination	Remaining Principal Balance	% of Remaining Balance	WAC	WA Remaining Term	FICO
Investment Property	221	23,869,048.30	23,843,573.03	5.75	7.741	354	638
Owner Occupied	2,649	381,178,855.29	380,515,504.84	91.83	7.652	355	607
Second/Vacation	60	10,041,893.00	10,027,146.31	2.42	7.667	356	639
Total:	2,930	415,089,796.59	414,386,224.18	100	7.658	355	610

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9. Property Type

Property Type	No of Loans	*Principal Balance at origination*	Remaining Principal Balance	% of Remaining Balance	WAC	WA Remaining Term	FICO
ATTACHED PUD	35	5,422,656.00	5,410,721.68	1.31	7.625	357	608
CONDO UNDER 5 STORIES	94	15,036,552.00	14,995,101.64	3.62	7.469	357	622
DETACHED PUD	232	44,730,710.00	44,664,175.94	10.78	7.53	355	610
MANUFACTURED HOME	89	8,135,765.00	8,112,507.39	1.96	7.881	349	619
MID-RISE CONDO (5-8 STORIES)	2	308,700.00	308,606.38	0.07	7.794	360	656
SINGLE FAMILY DETACHED- SITE CONDOMINIUM	1	291,000.00	291,000.00	0.07	7.875	360	628
SINGLE FAMILY(DETACHED)	2,446	337,217,606.59	336,660,556.48	81.24	7.678	355	609
TOWNHOUSE/ROWHOUSE	31	3,946,807.00	3,943,554.67	0.95	7.669	359	601
Total:	2,930	415,089,796.59	414,386,224.18	100	7.658	355	610

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10. Geographic Distribution By Balance

Geographic Distribution By Balance	No of Loans	Principal Balance at origination	Remaining Principal Balance	% of Remaining Balance	WAC	WA Remaining Term	FICO
Alabama	90	8,698,033.00	8,691,938.99	2.1	8.315	348	595
Alaska	1	117,800.00	117,720.96	0.03	8	359	603
Arizona	101	14,669,972.00	14,645,561.53	3.53	7.59	356	606
Arkansas	25	2,259,435.00	2,257,952.77	0.54	8.13	359	614
California	244	56,821,840.00	56,568,114.93	13.65	6.869	354	623
Colorado	47	8,281,777.00	8,270,665.57	2	7.5	359	614
Connecticut	24	5,086,936.60	5,082,992.09	1.23	7.692	359	600
Delaware	6	827,700.00	826,839.67	0.2	7.439	359	574
District of Columbia	14	2,818,420.00	2,815,669.20	0.68	7.563	359	599
Florida	265	39,617,250.66	39,563,397.84	9.55	7.645	357	614
Georgia	147	18,385,877.00	18,368,974.70	4.43	7.971	355	604
Hawaii	9	2,306,350.00	2,289,788.17	0.55	7.196	347	678
Idaho	18	2,788,400.00	2,785,105.50	0.67	7.547	358	614
Illinois	88	13,380,566.00	13,366,993.41	3.23	7.555	356	601
Indiana	105	9,725,967.50	9,712,673.44	2.34	7.982	358	611
Iowa	22	1,717,650.00	1,714,678.75	0.41	8.615	358	592
Kansas	21	1,911,000.00	1,909,563.48	0.46	8.262	359	593
Kentucky	53	5,500,954.00	5,492,400.02	1.33	7.704	345	600
Louisiana	67	7,763,272.00	7,757,956.49	1.87	8.147	356	598
Maine	7	817,600.00	816,941.89	0.2	8.151	339	553
Maryland	46	8,281,032.30	8,270,384.81	2	7.796	358	599
Massachusetts	27	6,246,615.00	6,237,607.56	1.51	7.62	358	607
Michigan	184	22,111,211.00	22,099,735.44	5.33	7.923	359	608
Minnesota	101	17,777,635.00	17,767,094.02	4.29	7.939	359	612
Mississippi	42	3,719,820.00	3,715,714.35	0.9	8.234	345	590
Missouri	87	9,405,985.00	9,400,473.50	2.27	7.843	358	604
Montana	1	75,000.00	74,940.02	0.02	7.125	359	674
Nebraska	9	667,550.00	667,262.29	0.16	8.053	328	617
Nevada	53	10,594,095.00	10,558,807.87	2.55	7.284	356	612
New Hampshire	4	735,900.00	734,712.30	0.18	7.637	358	589
New Jersey	33	6,474,249.00	6,470,611.71	1.56	7.597	359	612
New Mexico	18	2,590,800.00	2,587,415.54	0.62	8.03	347	611
New York	32	6,800,450.00	6,788,168.45	1.64	7.256	358	621

North Carolina	101	12,325,518.22	12,311,930.81	2.97	8.021	356	607
North Dakota	5	387,850.00	387,723.45	0.09	8.684	359	591
Ohio	101	10,594,579.00	10,574,357.09	2.55	7.96	357	606
Oklahoma	34	3,279,351.00	3,277,368.55	0.79	8.001	355	598
Oregon	29	4,133,687.00	4,120,402.90	0.99	7.378	357	640
Pennsylvania	72	8,442,191.00	8,432,224.27	2.03	7.844	354	598
Rhode Island	4	813,650.00	811,050.35	0.2	7.811	356	636
South Carolina	57	6,156,155.00	6,149,990.40	1.48	8.007	354	603
South Dakota	3	313,600.00	313,352.69	0.08	7.196	359	621
Tennessee	62	6,207,546.00	6,200,933.46	1.5	8.093	355	609
Texas	159	16,931,051.00	16,907,008.89	4.08	7.864	342	614
Utah	33	6,054,369.00	6,049,670.65	1.46	7.474	355	605
Vermont	3	540,350.00	540,350.00	0.13	7.415	360	580
Virginia	84	14,073,219.31	14,053,342.08	3.39	7.716	350	610
Washington	65	9,845,665.00	9,831,449.25	2.37	7.32	357	607
West Virginia	9	1,232,435.00	1,232,121.47	0.3	8.263	359	592
Wisconsin	112	14,229,877.00	14,212,609.14	3.43	7.847	355	607
Wyoming	6	551,560.00	551,481.47	0.13	7.755	332	616
Total:	2,930	415,089,796.59	414,386,224.18	100	7.658	355	610

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11. Remaining Term

Remaining Term	No of Loans	Principal Balance at origination	Remaining Principal Balance	% of Remaining Balance	WAC	WA Remaining Term	FICO
<= 180	65	5,436,159.00	5,407,441.36	1.3	7.852	174	631
181 - 348	23	3,115,961.00	3,089,683.14	0.75	6.935	264	641
349 - 360	2,842	406,537,676.59	405,889,099.68	97.95	7.661	358	609
Total:	2,930	415,089,796.59	414,386,224.18	100	7.658	355	610

Minimum Remaining Term: 117
Maximum Remaining Term: 360
WA Remaining Term: 355

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%Full Doc	LTV	% Owner Occupied (excludes second home)	% Fixed Rate
89.25	68.49	100	10.75
89.48	72.91	99.17	5.3
82.96	75.29	98.42	11
89.19	81.13	95.81	8.42
78.11	83.74	93.28	11.48
65.3	85.26	93.72	15.75
57.49	84.3	89.99	19.04
55.18	84.22	85.3	24.43
53.47	85.75	84.42	31.16
64.24	81.9	72.82	46.27
58.17	85.12	73.75	15.86
86.02	76.22	75.35	56.26
100	80.6	0	31.39
100	94	0	0
69.56	83.01	91.83	16.19

%Full Doc	LTV	% Owner Occupied (excludes second home)	% Fixed Rate
58.95	41.58	89.27	25.78
55.75	56.38	87.9	19.27
64.42	67.17	87.56	13.89
60.31	74.17	80.73	14.05
61.85	79.57	87.4	15.75
75.12	84.46	90.73	18.63
71.22	89.6	96.06	14.55
79.09	94.86	98.57	15.91
100	100	100	100
69.56	83.01	91.83	16.19

%Full Doc	LTV	% Owner Occupied (excludes second home)	% Fixed Rate
58.95	41.58	89.27	25.78
53.54	56.31	87.29	18.65
64.51	67.09	87.59	14.46
60.48	74.17	80.42	14.27
58.55	79.42	86.38	16.13
74.73	84.44	90.58	18.61
71.25	89.52	96.06	14.67
79.55	94.6	98.61	15.97
98.68	83.44	100	18.68
69.56	83.01	91.83	16.19

%Full Doc	LTV	% Owner Occupied (excludes second home)	% Fixed Rate
100	83.84	94.29	17.5
0	81.1	86.18	13.18
69.56	83.01	91.83	16.19

%Full Doc	LTV	% Owner Occupied (excludes second home)	% Fixed Rate

73.14	81.47	93.32	18.36
59.44	87.83	87.89	10.62
69.62	81.79	91.07	14.7
69.56	83.01	91.83	16.19

%Full Doc	LTV	% Owner Occupied (excludes second home)	% Fixed Rate
51.21	75.93	0	19.45
71.43	83.43	100	15.97
42.26	83.69	0	16.77
69.56	83.01	91.83	16.19

%Full Doc	LTV	% Owner Occupied (excludes second home)	% Fixed Rate
71.4	84.11	87.26	9.46
71.14	82	82.19	20.99
66.66	84.46	92.29	18.64
100	76.65	100	26.13
54.83	90	0	0
0	81	100	0
69.16	83.07	92.36	15.71
71.78	75.68	73.92	1.83
69.56	83.01	91.83	16.19

%Full Doc	LTV	% Owner Occupied (excludes second home)	% Fixed Rate
67.09	85.39	98.64	18.25
100	95	100	0
67.19	82.99	94.65	8.54
87.19	88.54	92.63	27.01
77.35	81.73	94.47	17.17
62.54	81.47	90.63	7.89
87.76	82.16	96.64	11.35
67.51	72.23	100	0
65.89	71.14	71.17	4.15
58.07	83.97	85.93	18.08
73.65	83.5	90.87	13.58
84.27	88.99	91.84	53.19
57.72	81.76	82.05	27.01
77.53	82.06	90.08	8.66
77.13	85.48	89.47	22.31
80.74	81.54	100	4.04
89.99	82.69	92.05	4.82
80.24	85.24	94.16	15.12
67.53	83.02	94	18.07
25.13	65.37	100	23.99
76.4	80.62	87.72	16.96
52.13	80.8	97.44	8.64
66.85	82.82	92.1	8.54
52.87	83.08	88	5.11
81.96	82.34	98.52	6.84
77.12	84.42	91.92	6.81
0	72	0	0
85.84	88.67	100	25.21
86.58	82.61	88.3	15.34
100	83.85	100	21.31
41.78	78.44	90.18	10.1
52.3	86.62	100	35.28
65.88	83.8	91.43	35.86

63.77	83.64	89.33	13.46
48.35	68.6	51.65	48.35
84.84	86.08	92.18	11.42
86.36	83.51	96.76	35.96
67.95	86.48	100	31.07
83.42	84.85	92.63	27.47
68.95	86.84	100	80.37
79.64	85.63	88.65	19.3
100	81.32	100	0
68.32	85.54	86.51	19.62
61.39	83.58	94.03	37.08
64.75	81.86	96.22	12.89
100	87.48	100	0
59.96	80.04	93.82	22.44
66.7	81.72	92.96	7.82
77.05	81.95	100	0
69.21	84.56	94.23	10.01
100	86.13	82.59	33
69.56	83.01	91.83	16.19

%Full Doc	LTV	% Owner Occupied (excludes second home)	% Fixed Rate
67.01	76.3	87.58	100
90.9	82.76	97.53	85.9
69.44	83.1	91.84	14.54
69.56	83.01	91.83	16.19

%Full Doc	LTV	% Owner Occupied (excludes second home)	% Fixed Rate
69.09	82.97	91.69	16.46
96.85	85.14	100	0
69.56	83.01	91.83	16.19

%Full Doc	LTV	% Owner Occupied (excludes second home)	% Fixed Rate
100	85	0	0
100	78.83	100	0
84.13	85.47	100	0
92.02	84.34	94.95	0
61.78	81.67	92.86	0
54.05	79.9	89.37	0
64.18	84.71	89.69	0
69.03	85.79	92.98	0
80.45	85.4	93.34	0
80.89	80.59	94.75	0
82.9	79.91	98.43	0
80.52	77.73	97.91	0
72.38	72.96	93.83	0
100	84.6	100	0
68.47	83.1	92.07	0

%Full Doc	LTV	% Owner Occupied (excludes second home)	% Fixed Rate
68.88	83.07	91.62	16.28
96.75	80.31	100	12.62
69.56	83.01	91.83	16.19

2005-KS4

1. IO Loans

IO Loans	Number of Loans	Balance	WA LTV	Min LTV	Max LTV	WA FICO	Min FICO	Max FICO	% Full Documentation	% Reduced Documentation
N	2,903	407,373,584.31	82.97	15	100	609	425	816	69.09	30.91
Y	27	7,012,639.87	85.14	68	95	635	580	692	96.85	3.15
Total:	2,930	414,386,224.18	83.01	15	100	610	425	816	69.56	30.44

2. Low Bal

Low Bal	Number of Loans	Balance	WA LTV	Min LTV	Max LTV	WA FICO	Min FICO	Max FICO	% Full Documentation	% Reduced Documentation
btw 50 - 100	1,048	78,411,717.48	81.23	26	100	602	425	798	78.25	21.75
Other	1,832	333,876,436.02	83.59	28	100	612	481	816	67.45	32.55
< 50K	50	2,098,070.68	56.18	15	100	599	505	751	82.16	17.84
Total:	2,930	414,386,224.18	83.01	15	100	610	425	816	69.56	30.44

3. Coupon

Coupon	Number of Loans	Balance	WA LTV	Min LTV	Max LTV	WA FICO	Min FICO	Max FICO	% Full Documentation	% Reduced Documentation
<= 7.99%	1,765	280,999,441.77	82.62	15	100	622	425	816	68.54	31.46
8.00% - 8.99%	819	99,841,913.57	85.18	34	100	590	481	753	68.99	31.01
9.00% - 9.99%	281	28,346,039.52	80.07	18	100	563	481	686	79.76	20.24
>= 10.00%	65	5,198,829.32	77.75	21	95	559	491	835	80.11	19.89
Total:	2,930	414,386,224.18	83.01	15	100	610	425	816	69.56	30.44

4. Occupancy Status

Occupancy Status	Number of Loans	Balance	WA LTV	Min LTV	Max LTV	WA FICO	Min FICO	Max FICO	% Full Documentation	% Reduced Documentation
Investment Property	221	23,843,573.03	75.93	35	90	636	512	798	51.21	48.79
Owner Occupied	2,649	380,515,504.84	83.43	15	100	607	425	774	71.43	28.57
Second/Vacation	60	10,027,146.31	83.69	45	95	639	518	816	42.26	57.74
Total:	2,930	414,386,224.18	83.01	15	100	610	425	816	69.56	30.44

5. Lien

Lien	Number of Loans	Balance	WA LTV	Min LTV	Max LTV	WA FICO	Min FICO	Max FICO	% Full Documentation	% Reduced Documentation
First Lien	2,930	414,386,224.18	83.01	15	100	610	425	816	69.56	30.44
Total:	2,930	414,386,224.18	83.01	15	100	610	425	816	69.56	30.44

6. Documentation

Documentation	Number of Loans	Balance	WA LTV	Min LTV	Max LTV	WA FICO	Min FICO	Max FICO	% Full Documentation	% Reduced Documentation
Full Documentation	2,128	288,262,506.64	83.84	15	100	603	425	816	100	0
Reduced Documentation	802	126,123,717.54	81.1	15	95	625	481	754	0	100
Total:	2,930	414,386,224.18	83.01	15	100	610	425	816	69.56	30.44

7. Property Type

Property Type	Number of Loans	Balance	WA LTV	Min LTV	Max LTV	WA FICO	Min FICO	Max FICO	% Full Documentation	% Reduced Documentation
Attached PUD	35	5,410,721.68	84.11	60	100	608	526	685	71.4	28.6
Condo under 5 stories	94	14,995,101.64	82	29	95	622	485	774	71.14	28.86
Detached PUD	232	44,664,175.94	84.46	27	100	610	483	737	66.66	33.34
Manufactured Home	89	8,112,507.39	76.65	23	85	619	523	769	100	0
Mid-rise condo (5-8 stories)	2	308,606.38	90	90	90	656	649	665	54.83	45.17
Single Family (detached)	2,346	322,401,171.73	83.12	15	100	606	425	816	69.39	30.61
Townhouse/rowhouse	31	3,943,554.67	75.68	43	95	601	481	711	71.78	28.22
Two-to-four family units	101	14,550,384.75	81.92	29	95	627	490	743	62.67	37.33
Total:	2,930	414,386,224.18	83.01	15	100	610	425	816	69.56	30.44

2005-KS4

1. 5 States

5 States	Percentage By Balance
California	13.65%
Florida	9.55
Michigan	5.33
Georgia	4.43
Minnesota	4.29
Other	62.75
Total:	100.00%

2. Property Types

5 Property Types	Percentage By Balance
Attached PUD	1.31%
Condo under 5 stories	3.62
Detached PUD	10.78
Manufactured Home	1.96
Mid-rise condo (5-8 stories)	0.07
Single Family (detached)	77.6
Townhouse/rowhouse	0.95
Two-to-four family units	3.51
Total:	100.00%

3. Documentation

Documentation	Percentage By Balance
Full Documentation	69.56%
Reduced Documentation	30.44
Total:	100.00%

4. Purpose

Purpose	Percentage By Balance
EQUITY REFINANCE	67.04%
PURCHASE	23.74
RATE/TERM	9.22
Total:	100.00%

5. Occupancy

Occupancy	Percentage By Balance
Investment Property	5.75%
Owner Occupied	91.83
Second/Vacation	2.42
Total:	100.00%

6. Original Prepayment Penalty Term

Original Prepayment Penalty Term	Percentage By Balance
0	37.09%
6	0.01
12	4.68
24	42.11
[illegible]	15.91

Largest 10 Loans

Balance	State	MSA	Loan Type	LTV	DTI	FICO	Prop Type	Purpose	Occ Codes	Orig Prepay Penalty
$500,000.00	FL		ARM	72		571	Condo under 5 stories	PURCHASE	Second/Vacation	12
$500,000.00	FL		ARM	75		619	Single Family (detached)	PURCHASE	Owner Occupied	0
$499,502.25	CT		ARM	80		649	Single Family (detached)	EQUITY REFINANCE	Owner Occupied	24
$482,285.95	HI		ARM	90		750	Condo under 5 stories	PURCHASE	Owner Occupied	0
$481,762.22	VA		FIXED	87		626	Detached PUD	EQUITY REFINANCE	Owner Occupied	36
$479,700.00	MO		ARM	90		623	Detached PUD	EQUITY REFINANCE	Owner Occupied	36
$478,400.00	WA		ARM	62		596	Single Family (detached)	EQUITY REFINANCE	Owner Occupied	24
$475,000.00	VA		ARM	79		616	Detached PUD	EQUITY REFINANCE	Owner Occupied	0
$459,730.00	CA		ARM	90		629	Condo under 5 stories	PURCHASE	Owner Occupied	24
$459,000.00	NV		ARM	90		584	Detached PUD	PURCHASE	Owner Occupied	12

Instructions: Please also provide info on *conforming* and *non-conforming*

	aggregate pool	group: ______	group: ______
[illegible]	7.658		
[illegible]	610		
[illegible]	38.63		
[illegible]	43.99		
[illegible]	83.01		
[illegible]	14.16		
[illegible]	62.17		
[illegible]	0.22		
[illegible]	69.56		
[illegible]	30.44		
[illegible]	23.74		
[illegible]	67.04		
[illegible]	91.83		
Prepay Penalty (%)	62.92		
DTI %			
[illegible]	83.81		
[illegible]	100		
Avg Loan Balance	$141,428.75		
# of Loans	2930		
Loan Bal < $100K %	19.28		

Manuf Housing (%)	1.96%
[illegible]	
Largest State	CA
Silent 2nd %	2.47%
[illegible]	1.69%
[illegible]	19
[illegible]	71%
[illegible]	635
[illegible]	85%
[illegible]	
[illegible]	96.85%
[illegible]	11.25%

CLTV refers to LTV for first lien and CLTV for second lien

Disclaimer:
This material is provided to you solely for informational purposes, is intended for your use only and does not constitute an offer or commitment, a solicitation of an offer or commitment, or any advice or recommendation, to enter into or conclude any transaction (whether on the indicative terms shown or otherwise). This material has been prepared by CSFB based on assumptions and parameters determir it in good faith. It is important that you (recipient) understand that those assumptions and parameters are not the only ones that might reasonably have been selected or that could apply in connection with tl preparation of these materials or an assessment of the transaction described above. A variety of other or additional assumptions or parameters, or other market factors and other considerations, could resu different contemporaneous good faith analyses or assessment of the transaction described above. Past performance should not be taken as an indication or guarantee of future performance, and no representation or warranty, express or implied is made regarding future performance. Opinions and estimates may be changed without notice. The information set forth above has been obtained from or ba upon sources believed by CSFB to be reliable, but CSFB does not represent or warrant its accuracy or completeness. This material does not purport to contain all of the information that an interested party desire. In all cases, interested parties should conduct their own investigation and analysis of the transaction(s) described in these materials and of the data set forth in them. Each person receiving these materials should make an independent assessment of the merits of pursuing a transaction described in these materials and should consult their own professional advisors. CSFB may, from time to time, participate or invest in other financing transactions with the issuers of the securities referred to herein, perform services for or solicit business from such issuers, and/or have a position or effect transactions the securities or derivatives thereof. Structured securities are complex instruments, typically involve a high degree of risk and are intended for sale only to sophisticated investors who are capable of understanding and assuming the risks involved. The market value of any structured security may be affected by changes in economic, financial and political factors (including, but not limited to, spot and for interest and exchange rates), time to maturity, market conditions and volatility and the credit quality of any issuer or reference issuer. Any investor interested in purchasing a structured product should condu own investigation and analysis of the product and consult with its own professional advisers as to the risks involved in making such a purchase.

pool (cells have already been formatted in column B, C, D, E)

group: ______

Credit Suisse First Boston, Asset Finance Group
GMAC - RFC Home Equity Portfolio- KS4
Manufactured Housing

Selection Criteria: Manufactured Housing
Table of Contents

1. Description of the Mortgage Pool

Aggregate Principal Balance: 8,112,507.39
Minimum Balance: 29,987.15
Maximum Balance: 201,996.29

560 - 579	14	1,007,272	12.42	71,948	71.16
580 - 599	13	1,107,000	13.65	85,154	76.02
600 - 619	10	1,002,611	12.36	100,261	79.41
620 - 639	11	1,214,158	14.97	110,378	78.07
640 - 659	7	547,230	6.75	78,176	81.47
660 - 679	10	883,198	10.89	88,320	79.47
680 - 699	5	378,540	4.67	75,708	75.62
700 - 719	1	122,727	1.51	122,727	85
720 - 739	5	566,178	6.98	113,236	82.27
760 >=	1	91,390	1.13	91,390	79
Total:	**89**	**$8,112,507**	**100.00%**	**$91,152**	**76.65%**

Weighted Average Credit Score: 619
Credit Score not available (number of Loans): 0
Credit Score not available (balance): $0.00

Note: Loans for which Credit Score was not available were excluded from the calculation of the weighted average credit score.

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3. Original Mortgage Loan Balance ($)

Original Mortgage Loan Balance ($)	Number of Mortgage Loans	Principal Balance	Percentage of Group Loans	Average Principal Balance	Weighted Average FICO	Weighted Average LTV
1 - 100,000	60	$4,193,918	51.70%	$69,899	612	73.32%
100,001 - 200,000	28	3,716,594	45.81	132,735	627	79.95
200,001 - 300,000	1	201,996	2.49	201,996	637	85
Total:	**89**	**$8,112,507**	**100.00%**	**$91,152**	**619**	**76.65%**

Average Unpaid Principal Balance: 91,152

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4. Remaining Mortgage Loan Balance ($)

Remaining Mortgage Loan Balance ($)	Number of Mortgage Loans	Principal Balance	Percentage of Group Loans	Average Principal Balance	Weighted Average FICO	Weighted Average LTV
[illegible]	[illegible]	[illegible]	51.70%	$69,899	612	73.32%

Average Unpaid Principal Balance: 91,152

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5. Net Mortgage Rates (%)

Net Mortgage Rates (%)	Number of Mortgage Loans	Principal Balance	Percentage of Group Loans	Average Principal Balance	Weighted Average FICO	Weighted Average LTV
5.500 - 5.999	1	$113,577	1.40%	$113,577	722	82.00%
6.000 - 6.499	8	961,049	11.85	120,131	656	79.89
6.500 - 6.999	16	1,534,158	18.91	95,885	637	79.02
7.000 - 7.499	24	2,640,294	32.55	110,012	614	78.87
7.500 - 7.999	13	946,378	11.67	72,798	613	74.08
8.000 - 8.499	13	1,200,060	14.79	92,312	583	75.24
8.500 - 8.999	6	317,366	3.91	52,894	622	69.1
9.000 - 9.499	4	217,704	2.68	54,426	585	61.24
9.500 - 9.999	3	115,682	1.43	38,561	563	44.53
10.000 - 10.499	1	66,239	0.82	66,239	635	82
Total:	**89**	**$8,112,507**	**100.00%**	**$91,152**	**619**	**76.65%**

Weighted Average Net Mortgage Rate: 7.391

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6. Mortgage Rates (%)

Mortgage Rates (%)	Number of Mortgage Loans	Principal Balance	Percentage of Group Loans	Average Principal Balance	Weighted Average FICO	Weighted Average LTV
6.000 - 6.499	1	$113,577	1.40%	$113,577	722	82.00%
6.500 - 6.999	8	961,049	11.85	120,131	656	79.89
7.000 - 7.499	11	1,076,423	13.27	97,857	665	79.45
7.500 - 7.999	30	3,063,434	37.76	102,114	616	79.93
8.000 - 8.499	9	796,775	9.82	88,531	585	72.42
8.500 - 8.999	16	1,384,258	17.06	86,516	586	73.54
9.000 - 9.499	5	255,054	3.14	51,011	620	71.33
9.500 - 9.999	4	203,090	2.5	50,772	596	58.4
10.000 - 10.499	4	192,608	2.37	48,152	574	53.79
	[illegible]	[illegible]	0.82	66,239	635	82

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7. Original Loan-to-Value Ratio (%)

Original Loan-to-Value Ratio (%)	Number of Mortgage Loans	Principal Balance	Percentage of Group Loans	Average Principal Balance	Weighted Average FICO
0.01 - 50.00	5	$232,617	2.87%	$46,523	571
50.01 - 55.00	3	140,857	1.74	46,952	625
55.01 - 60.00	7	525,523	6.48	75,075	573
60.01 - 65.00	1	64,961	0.8	64,961	574
65.01 - 70.00	4	245,307	3.02	61,327	597
70.01 - 75.00	16	1,348,545	16.62	84,284	584
75.01 - 80.00	37	3,697,171	45.57	99,924	626
80.01 - 85.00	16	1,857,527	22.9	116,095	655
Total:	**89**	**$8,112,507**	**100.00%**	**$91,152**	**619**

Weighted Average Loan-to-Value: 76.65

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8. State

State	Number of Mortgage Loans	Principal Balance	Percentage of Group Loans	Average Principal Balance	Weighted Average FICO	Weighted Average LTV
Alabama	3	$144,867	1.79%	$48,289	630	75.43%
Arizona	12	1,160,957	14.31	96,746	622	77.31
California	6	844,840	10.41	140,807	610	74.77
Colorado	2	246,915	3.04	123,457	696	83.62
Florida	7	502,271	6.19	71,753	588	72.78
Georgia	1	55,506	0.68	55,506	686	80
Idaho	1	124,907	1.54	124,907	603	84
Kansas	2	229,342	2.83	114,671	588	77.96
Kentucky	1	61,794	0.76	61,794	693	75
Louisiana	1	76,253	0.94	76,253	598	85
Michigan	5	354,115	4.37	70,823	615	67.3
Minnesota	3	372,607	4.59	124,202	583	79.74
Mississippi	1	58,432	0.72	58,432	577	75
[illegible]	3	260,915	3.22	86,972	605	74.96

Ohio	2	111,085	1.37	55,542	581	67.44
Oklahoma	3	252,993	3.12	84,331	583	80
Oregon	4	528,871	6.52	132,218	682	83.64
Pennsylvania	1	68,798	0.85	68,798	672	80
South Carolina	2	146,115	1.8	73,057	584	75
Tennessee	2	113,925	1.4	56,962	650	64.53
Texas	7	557,855	6.88	79,694	614	77.27
Utah	2	225,376	2.78	112,688	661	82.57
Virginia	2	131,374	1.62	65,687	582	70.68
Washington	5	708,241	8.73	141,648	649	79.96
West Virginia	1	29,987	0.37	29,987	556	23
Wisconsin	1	103,860	1.28	103,860	580	80
Total:	**89**	**$8,112,507**	**100.00%**	**$91,152**	**619**	**76.65%**

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9. Loan Purpose

Loan Purpose	Number of Mortgage Loans	Principal Balance	Percentage of Group Loans	Average Principal Balance	Weighted Average FICO	Weighted Average LTV
EQUITY REFINANCE	72	$6,806,666	83.90%	$94,537	618	76.44%
PURCHASE	14	1,124,519	13.86	80,323	618	78.89
RATE/TERM REFINANCE	3	181,322	2.24	60,441	658	70.79
Total:	**89**	**$8,112,507**	**100.00%**	**$91,152**	**619**	**76.65%**

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10. Documentation

Documentation	Number of Mortgage Loans	Principal Balance	Percentage of Group Loans	Average Principal Balance	Weighted Average FICO	Weighted Average LTV
Full Documentation	89	$8,112,507	100.00%	$91,152	619	76.65%
Total:	**89**	**$8,112,507**	**100.00%**	**$91,152**	**619**	**76.65%**

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Tables Report

Occupancy	Number of Mortgage Loans	Principal Balance	Percentage of Group Loans	Average Principal Balance	Weighted Average FICO	Weighted Average LTV
Owner Occupied	89	$8,112,507	100.00%	$91,152	619	76.65%
Total:	**89**	**$8,112,507**	**100.00%**	**$91,152**	**619**	**76.65%**

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12. Property Type

Property Type	Number of Mortgage Loans	Principal Balance	Percentage of Group Loans	Average Principal Balance	Weighted Average FICO	Weighted Average LTV
Manufactured Home	89	$8,112,507	100.00%	$91,152	619	76.65%
Total:	**89**	**$8,112,507**	**100.00%**	**$91,152**	**619**	**76.65%**

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13. Credit Grade

Credit Grade	Number of Mortgage Loans	Principal Balance	Percentage of Group Loans	Average Principal Balance	Weighted Average FICO	Weighted Average LTV
A4	42	$4,163,360	51.32%	$99,128	654	79.96%
AM	8	703,112	8.67	87,889	571	75.26
AX	23	2,126,201	26.21	92,444	599	78.14
B	12	887,287	10.94	73,941	556	64.55
C	2	122,222	1.51	61,111	536	50.92
CM	2	110,324	1.36	55,162	599	57.69
Total:	**89**	**$8,112,507**	**100.00%**	**$91,152**	**619**	**76.65%**

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14. Prepayment Penalty Term

Prepayment Penalty Term	Number of Mortgage Loans	Principal Balance	Percentage of Group Loans	Average Principal Balance	Weighted Average FICO	Weighted Average LTV
0	24	$1,752,040	21.60%	$73,002	630	75.33%
12	2	182,434	2.25	91,217	695	83.13
[illegible]	[illegible]	[illegible]	48.92	99,223	599	75.9

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15. IO Term

IO Term	Number of Mortgage Loans	Principal Balance	Percentage of Group Loans	Average Principal Balance	Weighted Average FICO	Weighted Average LTV
0	89	$8,112,507	100.00%	$91,152	619	76.65%
Total:	**89**	**$8,112,507**	**100.00%**	**$91,152**	**619**	**76.65%**

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16. Note Margin (%)

Note Margin (%)	Number of Mortgage Loans	Principal Balance	Percentage of Group Loans	Average Principal Balance	Weighted Average FICO	Weighted Average LTV
N/A Fixed Rate	26	$2,119,722	26.13%	$81,528	653	78.35%
5.000 - 5.499	1	113,577	1.4	113,577	722	82
5.500 - 5.999	1	67,788	0.84	67,788	663	80
6.000 - 6.499	4	365,208	4.5	91,302	633	80.15
6.500 - 6.999	15	1,665,953	20.54	111,064	635	78.6
7.000 - 7.499	19	1,997,385	24.62	105,126	597	77.14
7.500 - 7.999	10	864,545	10.66	86,455	556	71.88
8.000 - 8.499	5	508,846	6.27	101,769	605	78.11
8.500 - 8.999	2	110,878	1.37	55,439	622	68.51
9.000 - 9.499	2	105,997	1.31	52,999	575	64.82
9.500 - 9.999	4	192,608	2.37	48,152	574	53.79
Total:	**89**	**$8,112,507**	**100.00%**	**$91,152**	**619**	**76.65%**

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17. Maximum Mortgage Rate (%)

Maximum Mortgage Rate (%)	Number of Mortgage Loans	Principal Balance	Percentage of Group Loans	Average Principal Balance	Weighted Average FICO	Weighted Average LTV
[illegible]	[illegible]	[illegible]	[illegible]	$81,528	653	78.35%

15.000 - 15.999	5	298,041	3.67	59,608	582	62.36
16.000 - 16.999	5	243,656	3	48,731	573	57.19
Total:	**89**	**$8,112,507**	**100.00%**	**$91,152**	**619**	**76.65%**

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18. Minimum Mortgage Rate (%)

Minimum Mortgage Rate (%)	Number of Mortgage Loans	Principal Balance	Percentage of Group Loans	Average Principal Balance	Weighted Average FICO	Weighted Average LTV
N/A Fixed Rate	26	$2,119,722	26.13%	$81,528	653	78.35%
6.000 - 6.999	17	1,815,003	22.37	106,765	648	79.12
7.000 - 7.999	31	3,125,302	38.52	100,816	588	76.85
8.000 - 8.999	8	693,975	8.55	86,747	594	71.95
9.000 - 9.999	5	255,233	3.15	51,047	602	62.35
10.000 - 10.999	2	103,274	1.27	51,637	555	59.17
Total:	**89**	**$8,112,507**	**100.00%**	**$91,152**	**619**	**76.65%**

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19. Next Interest Rate Adjustment Date

Next Interest Rate Adjustment Date	Number of Mortgage Loans	Principal Balance	Percentage of Group Loans	Average Principal Balance	Weighted Average FICO	Weighted Average LTV
N/A Fixed Rate	26	$2,119,722	26.13%	$81,528	653	78.35%
2007-01	10	765,984	9.44	76,598	589	71.76
2007-02	31	3,131,317	38.6	101,010	600	76.54
2007-03	14	1,266,343	15.61	90,453	630	76.81
2008-02	6	564,603	6.96	94,100	578	75.59
2008-03	2	264,538	3.26	132,269	699	80
Total:	**89**	**$8,112,507**	**100.00%**	**$91,152**	**619**	**76.65%**

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11 Madison Avenue - Fifth floor
NY, NY 10010

Credit Suisse First Boston, Asset Finance Group
GMAC - RFC Home Equity Portfolio- KS4
All records

Selection Criteria: All records
Table of Contents

1. Combined Loan-to-Value (1)

Combined Loan-to-Value (1)	Number of Mortgage Loans	Principal Balance	Percentage of Group Loans	Average Principal Balance	Weighted Average FICO (2)
10.01 - 20.00	3	$149,727	0.04%	$49,909	652
20.01 - 30.00	10	813,542	0.20	81,354	598
30.01 - 40.00	25	2,274,421	0.55	90,977	598
40.01 - 50.00	50	5,101,406	1.23	102,028	575
50.01 - 60.00	111	11,810,514	2.85	106,401	591
60.01 - 70.00	224	30,701,506	7.41	137,060	585
70.01 - 80.00	726	99,281,497	23.96	136,751	603
80.01 - 90.00	1,178	187,693,487	45.29	159,332	616
90.01 - 100.00	603	76,560,125	18.48	126,965	620
Total:	**2,930**	**$414,386,224**	**100.00%**	**$141,429**	**610**

Wtd Avg CLTV: 83.38

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Tables Report

2. Combined Loan-to-Value-IO Loans (1)

Combined Loan-to-Value-IO Loans (1)	Number of Mortgage Loans	Principal Balance	Percentage of Group Loans	Average Principal Balance	Weighted Average FICO (2)
60.01 - 70.00	1	$410,000	5.85%	$410,000	618
70.01 - 80.00	9	2,069,927	29.52	229,992	624
80.01 - 90.00	15	4,152,212	59.21	276,814	638
90.01 - 100.00	2	380,500	5.43	190,250	673
Total:	**27**	**$7,012,640**	**100.00%**	**$259,727**	**635**

Wtd Avg CLTV (IO): 85.14

(1) CLTV calculation takes into account silent seconds and piggybacks
(2) Weighted Average FICO Score only includes scores >= 350 and <= 850.

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Apr 20, 2005 18:11

11 Madison Avenue - Fifth floor
NY, NY 10010

Credit Suisse First Boston, *Asset Finance Group*
GMAC - RFC Home Equity Portfolio- KS4
All records

1. Summary

Month to Roll: 24
[redacted]
WA Remaining IO Term: 30

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2. FICO

FICO	# Loans	Total Balance	% Balance	WA Loan Balance	WAC	WA FICO	% LTV	Primary	SF PUD	Refi Cashout	Full Doc	NINA No Doc	Interest Only
1 - 500	28	3,522,244.79	0.85	125,794.46	8.595	490	68.49	100.00	89.08	89.03	89.25	0	0.00
501 - 520	68	8,281,077.02	2.00	121,780.54	8.489	512	71.26	98.70	88.66	96.57	88.55	0	0.00
521 - 540	139	17,419,943.89	4.20	125,323.34	8.512	530	73.53	100.00	91.76	86.14	85.82	0	0.00
541 - 560	216	28,146,915.09	6.79	130,309.79	8.354	551	78.31	95.76	89.26	87.40	83.37	0	0.00
561 - 580	345	46,107,063.91	11.13	133,643.66	8.080	570	82.42	96.31	93.35	66.28	89.13	0	0.36
581 - 600	455	60,067,781.54	14.50	132,017.10	7.822	590	83.75	92.70	91.63	64.34	76.97	0	0.00
601 - 620	626	89,691,650.42	21.64	143,277.40	7.584	610	85.27	93.48	91.74	62.02	65.51	0	3.03
621 - 640	410	61,897,108.90	14.94	150,968.56	7.444	629	84.98	92.29	89.06	62.92	60.43	0	1.97
641 - 660	292	46,103,031.03	11.13	157,887.09	7.212	649	83.64	86.32	88.80	66.56	54.36	0	2.53
661 - 680	185	27,886,615.57	6.73	150,738.46	7.117	670	85.05	86.07	88.72	63.60	54.57	0	4.30
681 - 700	75	11,351,654.47	2.74	151,355.39	6.999	689	84.92	84.37	89.48	61.27	57.68	0	4.83
701 - 750	77	12,012,685.34	2.90	156,008.90	6.865	722	83.37	73.25	69.28	53.34	61.46	0	0.00
751 >=	14	1,898,452.21	0.46	135,603.73	6.817	768	77.73	63.96	65.09	79.20	88.13	0	0.00
Total:	2930	414,386,224.18	100.00	141,428.75	7.658	610	83.01	91.83	89.89	67.04	69.56	0	1.69

Mean: 607
Wtd Avg: 610
Median: 607
Standard Deviation: 47

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3. LTV

LTV	# Loans	Total Balance	% Balance	WA Loan Balance	WAC	WA FICO	% LTV	Primary	SF PUD	Refi Cashout	Full Doc	NINA No Doc	Interest Only
0.01 - 50.00	88	8,339,095.91	2.01	94,762.45	7.659	585	41.58	89.27	85.73	91.99	58.95	0	0.00
50.01 - 55.00	46	5,162,167.44	1.25	112,221.03	7.622	596	53.49	82.36	87.87	78.70	56.51	0	0.00
55.01 - 60.00	67	7,239,761.02	1.75	108,056.13	7.856	590	58.45	91.84	87.61	87.16	55.22	0	0.00
60.01 - 65.00	75	10,321,743.87	2.49	137,623.25	7.619	579	63.70	93.27	86.95	83.84	72.94	0	0.00
65.01 - 70.00	149	20,306,995.95	4.90	136,288.56	7.821	586	68.94	84.66	88.10	86.18	60.10	0	2.02
70.01 - 75.00	234	30,444,871.26	7.35	130,106.29	7.801	596	74.17	80.73	83.10	71.04	60.31	0	1.54
75.01 - 80.00	552	74,928,758.62	18.08	135,740.50	7.510	607	79.57	87.40	86.38	64.22	61.85	0	2.14
80.01 - 85.00	495	74,007,552.45	17.86	149,510.21	7.471	611	84.46	90.73	90.03	77.91	75.12	0	0.55
85.01 - 90.00	700	114,737,242.72	27.69	163,910.35	7.615	618	89.60	96.06	92.86	67.19	71.22	0	3.27
90.01 - 95.00	514	68,001,670.96	16.41	132,298.97	7.955	621	94.86	98.57	93.36	42.46	79.09	0	0.56
95.01 - 100.0	10	896,363.98	0.22	89,636.40	8.799	624	100.00	100.00	100.00	25.74	100.00	0	0.00
Total:	2930	414,386,224.18	100.00	141,428.75	7.658	610	83.01	91.83	89.89	67.04	69.56	0	1.69

Mean: 82.12
Wtd Avg: 83.01
Median: 85.00
Standard Deviation: 12.19
LTV=80 %: 14.16
Silent Second %: 2.47

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4. Purpose

Purpose	# Loans	Total Balance	% Balance	WA Loan Balance	WAC	WA FICO	% LTV	Primary	SF PUD	Refi Cashout	Full Doc	NINA No Doc	Interest Only
EQUITY REF	1916	277,797,000.21	67.04	144,988.00	7.616	605	81.47	93.32	89.37	100.00	73.14	0	1.94
PURCHASE	730	98,362,439.06	23.74	134,743.07	7.829	618	87.83	87.89	89.07	0.00	59.44	0	0.80
RATE/TERM	284	38,226,784.91	9.22	134,601.36	7.522	621	81.79	91.07	95.76	0.00	69.62	0	2.16
Total:	2930	414,386,224.18	100.00	141,428.75	7.658	610	83.01	91.83	89.89	67.04	69.56	0	1.69

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5. Occ Type

Occ Type	# Loans	Total Balance	% Balance	WA Loan Balance	WAC	WA FICO	% LTV	Primary	SF PUD	Refi Cashout	Full Doc	NINA No Doc	Interest Only
Investment P	221	23,843,573.03	5.75	107,889.47	7.741	638	75.93	0.00	74.64	59.88	51.21	0	0.00
Owner Occup	2649	380,515,504.84	91.83	143,644.96	7.652	607	83.43	100.00	90.99	68.13	71.43	0	1.84
Second/Vaca	60	10,027,146.31	2.42	167,119.11	7.667	639	83.69	0.00	84.41	42.59	42.26	0	0.00
Total:	2930	414,386,224.18	100.00	141,428.75	7.658	610	83.01	91.83	89.89	67.04	69.56	0	1.69

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6. Documentation

Documentation	# Loans	Total Balance	% Balance	WA Loan Balance	WAC	WA FICO	% LTV	Primary	SF PUD	Refi Cashout	Full Doc	NINA No Doc	Interest Only
Full Documer	2128	288,262,506.64	69.56	135,461.70	7.657	603	83.84	94.29	89.28	70.49	100.00	0	2.36
Reduced Doc	802	126,123,717.54	30.44	157,261.49	7.658	625	81.10	86.18	91.27	59.16	0.00	0	0.17
Total:	2930	414,386,224.18	100.00	141,428.75	7.658	610	83.01	91.83	89.89	67.04	69.56	0	1.69

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7. Property Type

Property Type	# Loans	Total Balance	% Balance	WA Loan Balance	WAC	WA FICO	% LTV	Primary	SF PUD	Refi Cashout	Full Doc	NINA No Doc	Interest Only
Attached PUI	35	5,410,721.68	1.31	154,592.05	7.625	608	84.11	87.26	100.00	62.37	71.40	0	0.00
Condo under	94	14,995,101.64	3.62	159,522.36	7.469	622	82.00	82.19	0.00	58.79	71.14	0	0.00
Detached PU	232	44,664,175.94	10.78	192,518.00	7.530	610	84.46	92.29	100.00	56.73	66.66	0	5.38
Manufactured	89	8,112,507.39	1.96	91,151.77	7.881	619	76.65	100.00	0.00	83.90	100.00	0	0.00
Mid-rise cond	2	308,606.38	0.07	154,303.19	7.794	656	90.00	0.00	0.00	54.83	54.83	0	0.00
Single Family	2346	322,401,171.73	77.80	137,425.90	7.680	608	83.12	93.14	100.00	68.10	69.39	0	1.43
Townhouse/r	31	3,943,554.67	0.95	127,211.44	7.669	601	75.68	73.92	0.00	85.01	71.78	0	0.00
Two-to-four f	101	14,550,384.75	3.51	144,063.22	7.634	627	81.92	75.24	0.00	71.44	62.67	0	0.00
Total:	2930	414,386,224.18	100.00	141,428.75	7.658	610	83.01	91.83	89.89	67.04	69.56	0	1.69

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8. Remaining Balance

Remaining Balance	# Loans	Total Balance	% Balance	WA Loan Balance	WAC	WA FICO	% LTV	Primary	SF PUD	Refi Cashout	Full Doc	NINA No Doc	Interest Only
1 - 50000	56	2,398,070.68	0.58	42,822.69	8.897	596	56.59	90.67	84.95	91.92	82.31	0	0.00
50001 - 7500	528	33,002,435.48	7.96	62,504.61	8.316	602	80.40	84.70	87.79	58.25	79.65	0	0.00
75001 - 1000	514	45,109,282.00	10.89	87,761.25	8.014	602	81.99	89.96	87.40	60.70	77.18	0	0.22
100001 - 125	452	50,851,864.77	12.27	112,504.13	7.912	604	82.49	90.38	89.23	67.44	75.63	0	0.23
125001 - 150	363	49,771,005.52	12.01	137,110.21	7.746	610	84.07	93.33	89.84	65.00	72.70	0	0.59
150001 - 200	470	81,207,895.34	19.60	172,782.76	7.600	610	83.42	93.00	89.11	67.58	66.54	0	1.32
200001 - 250	240	53,723,048.18	12.96	223,846.03	7.368	616	83.08	89.98	93.03	69.98	59.02	0	2.12
250001 - 300	146	39,915,307.49	9.63	273,392.52	7.442	609	83.53	94.43	91.14	72.50	61.11	0	2.11
300001 - 350	77	24,858,292.64	6.00	322,834.97	7.223	616	85.70	96.12	96.07	75.19	67.55	0	2.50
350001 - 400	56	21,018,471.04	5.07	375,329.84	7.175	626	85.78	94.76	89.02	66.06	65.79	0	7.32
400001 - 450	16	6,807,493.08	1.64	425,468.32	7.141	618	81.15	100.00	93.41	73.88	87.60	0	11.97
450001 - 500	12	5,723,057.96	1.38	476,921.50	6.816	624	82.34	91.26	74.80	58.05	66.72	0	8.38
Total:	2930	414,386,224.18	100.00	141,428.75	7.658	610	83.01	91.83	89.89	67.04	69.56	0	1.69

Min Remaining Bal.: 22450
Max Remaining Bal.: 500000

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9. State

State	# Loans	Total Balance	% Balance	WA Loan Balance	WAC	WA FICO	% LTV	Primary	SF PUD	Refi Cashout	Full Doc	NINA No Doc	Interest Only
California	244	56,568,114.93	13.65	231,836.54	6.869	623	81.73	94.47	88.58	84.39	77.35	0	1.42
Florida	265	39,563,397.84	9.55	149,295.84	7.645	614	83.97	85.93	91.04	54.80	58.07	0	0.36
Michigan	184	22,099,735.44	5.33	120,107.26	7.923	608	82.82	92.10	94.20	75.51	66.85	0	2.84
Georgia	147	18,368,974.70	4.43	124,959.01	7.971	604	83.50	90.87	97.28	61.86	73.65	0	0.00
Minnesota	101	17,767,094.02	4.29	175,911.82	7.939	612	83.08	88.00	88.66	71.54	52.87	0	1.34
Texas	159	16,907,008.89	4.08	106,333.39	7.864	614	83.58	94.03	95.22	30.17	61.39	0	0.00
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	7.590	606	82.99	94.65	87.31	69.34	67.19	0	1.77

Wisconsin	112	14,212,609.14	3.43	126,898.30	7.847	607	84.56	94.23	86.57	73.17	69.21	0	0.00
Virginia	84	14,053,342.08	3.39	167,301.69	7.716	610	80.04	93.82	85.97	73.44	59.96	0	0.00
Illinois	88	13,366,993.41	3.23	151,897.65	7.555	601	82.06	90.08	85.62	71.29	77.53	0	0.00
North Carolin	101	12,311,930.81	2.97	121,900.31	8.021	607	83.64	89.33	92.54	51.01	63.77	0	2.38
Ohio	101	10,574,357.09	2.55	104,696.60	7.960	606	86.08	92.18	90.67	64.70	84.84	0	0.00
Nevada	53	10,558,807.87	2.55	199,222.79	7.284	612	82.61	88.30	92.47	77.69	86.58	0	8.46
Washington	65	9,831,449.25	2.37	151,253.07	7.320	607	81.72	92.96	92.80	64.56	66.70	0	2.75
Indiana	105	9,712,673.44	2.34	92,501.65	7.982	611	85.48	89.47	96.17	65.75	77.13	0	0.00
Other	1020	133,844,173.74	32.30	131,219.78	7.809	606	83.03	92.73	88.15	65.79	70.96	0	2.60
Total:	2930	414,386,224.18	100.00	141,428.75	7.658	610	83.01	91.83	89.89	67.04	69.56	0	1.69

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10. California Breakdown

California Breakdown	# Loans	Total Balance	% Balance	WA Loan Balance	WAC	WA FICO	% LTV	Primary	SF PUD	Refi Cashout	Full Doc	NINA No Doc	Interest Only
CA-N	84	19,702,863.76	34.83	234,557.90	6.924	618	82.18	93.18	94.70	79.75	75.93	0	1.12
CA-S	160	36,865,251.17	65.17	230,407.82	6.839	625	81.48	95.16	85.30	86.87	78.11	0	1.58
Total:	244	56,568,114.93	100.00	231,836.54	6.869	623	81.73	94.47	88.58	84.39	77.35	0	1.42

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11. RATE_TYPE

RATE_TYPE	# Loans	Total Balance	% Balance	WA Loan Balance	WAC	WA FICO	% LTV	Primary	SF PUD	Refi Cashout	Full Doc	NINA No Doc	Interest Only
ARM	2400	347,314,883.41	83.81	144,714.53	7.639	606	83.10	92.07	90.34	65.30	68.47	0	2.02
FIXED	530	67,071,340.77	16.19	126,549.70	7.752	629	82.52	90.58	87.54	76.05	75.22	0	0.00
Total:	2930	414,386,224.18	100.00	141,428.75	7.658	610	83.01	91.83	89.89	67.04	69.56	0	1.69

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12. LIEN

LIEN	# Loans	Total Balance	% Balance	WA Loan Balance	WAC	WA FICO	% LTV	Primary	SF PUD	Refi Cashout	Full Doc	NINA No Doc	Interest Only
First Lien	2930	414,386,224.18	100.00	141,428.75	7.658	610	83.01	91.83	89.89	67.04	69.56	0	1.69
Total:	2930	414,386,224.18	100.00	141,428.75	7.658	610	83.01	91.83	89.89	67.04	69.56	0	1.69

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13. *Prepayment Term*

Prepayment Term	# Loans	Total Balance	% Balance	WA Loan Balance	WAC	WA FICO	% LTV	Primary	SF PUD	Refi Cashout	Full Doc	NINA No Doc	Interest Only
0	1110	153,851,728.99	37.08	138,424.98	7.733	611	82.43	91.51	90.25	59.03	64.42	0	2.40
6	1	58,184.93	0.01	58,184.93	7.875	619	85.00	100.00	100.00	0.00	100.00	0	0.00
12	108	19,374,168.12	4.68	179,390.45	7.696	611	82.28	81.28	84.14	69.90	60.01	0	1.51
24	1206	174,478,958.89	42.11	144,675.75	7.635	604	83.42	93.98	89.96	69.79	73.42	0	1.24
36	496	65,915,387.30	15.91	132,893.93	7.529	623	83.43	89.85	90.47	77.40	74.08	0	1.31
60	9	907,795.95	0.22	100,866.22	7.841	614	86.40	100.00	94.31	84.94	71.58	0	0.00
Total:	2,930	414,386,224.18	100	141,428.75	7.658	610	83.01	91.83	89.89	67.04	69.56	0	1.69

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14. Index Bucket

Index Bucket	# Loans	Total Balance	% Balance	WA Loan Balance	WAC	WA FICO	% LTV	Primary	SF PUD	Refi Cashout	Full Doc	NINA No Doc	Interest Only
6 month LIBO	2400	347,314,883.41	100.00	144,714.53	7.639	606	83.10	92.07	90.34	65.30	68.47	0	2.02
Total:	2,400	347,314,883.41	100	144,714.53	7.639	606	83.1	92.07	90.34	65.3	68.47	0	2.02

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15. Remaining Balance (IO Loans Only)

Remaining Balance (IO Loans Only)	# Loans	Total Balance	% Balance	WA Loan Balance	WAC	WA FICO	% LTV	Primary	SF PUD	Refi Cashout	Full Doc	NINA No Doc	Interest Only
75,001 - 100,	1	98,800.00	1.41	98,800.00	6.625	618	80.00	100.00	100.00	0.00	100.00	0	100.00
100,001 - 125	1	118,000.00	1.68	118,000.00	7.375	615	78.00	100.00	100.00	0.00	100.00	0	100.00
125,001 - 150	2	291,500.00	4.16	145,750.00	7.691	648	91.47	100.00	100.00	100.00	100.00	0	100.00
150,001 - 200	6	1,070,460.00	15.26	178,410.00	6.991	626	85.22	100.00	100.00	68.89	100.00	0	100.00
200,001 - 250	5	1,137,912.41	16.23	227,582.48	7.171	630	88.19	100.00	100.00	100.00	80.60	0	100.00
250,001 - 300	3	840,425.81	11.98	280,141.94	7.220	654	86.22	100.00	100.00	100.00	100.00	0	100.00
300,001 - 350	2	621,641.65	8.86	310,820.83	6.935	655	82.67	100.00	100.00	51.15	100.00	0	100.00
350,001 - 400	4	1,539,200.00	21.95	384,800.00	7.132	621	84.68	100.00	100.00	50.62	100.00	0	100.00
400,001 - 450	2	815,000.00	11.62	407,500.00	6.627	650	78.93	100.00	100.00	100.00	100.00	0	100.00
450,001 - 500	1	479,700.00	6.84	479,700.00	6.250	623	90.00	100.00	100.00	100.00	100.00	0	100.00
Total:	27	7,012,639.87	100.00	259,727.40	7.011	635	85.14	100.00	100.00	76.99	96.85	0	100.00

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16. FICO (IO Only)

FICO (IO Only)	# Loans	Total Balance	% Balance	WA Loan Balance	WAC	WA FICO	% LTV	Primary	SF PUD	Refi Cashout	Full Doc	NINA No Doc	Interest Only
561 - 580	1	165,000.00	2.35	165,000.00	7.250	580	75.00	100.00	100.00	100.00	100.00	0	100.00
601 - 620	11	2,713,912.41	38.70	246,719.31	7.160	611	82.66	100.00	100.00	72.81	91.87	0	100.00
621 - 640	4	1,219,841.65	17.39	304,960.41	6.944	626	86.27	100.00	100.00	75.11	100.00	0	100.00
641 - 660	4	1,166,825.81	16.64	291,706.45	7.112	649	84.75	100.00	100.00	65.72	100.00	0	100.00
661 - 680	5	1,199,060.00	17.10	239,812.00	6.766	667	88.79	100.00	100.00	85.66	100.00	0	100.00
681 - 700	2	548,000.00	7.81	274,000.00	6.669	685	90.78	100.00	100.00	100.00	100.00	0	100.00
Total:	27	7,012,639.87	100.00	259,727.40	7.011	635	85.14	100.00	100.00	76.99	96.85	0	100.00

Mean: 634
Wtd Avg: 635
Median: 624
Standard Deviation: 29

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Credit Suisse First Boston, Asset Finance Group
GMAC - RFC Home Equity Portfolio- KS4
All records

Selection Criteria: All records
Table of Contents

1. FICO & Documentation

FICO & Documentation	Count	% Full Documentation	% Reduced Documentation	% Purchase	% CO Refi	WAC	Avg Prin Bal	Wtd Avg LTV	IO Loans	Silent Seconds
<= 450	1	0.02	0	0	0.02	7.375	80,187.89	90	0	0
451 - 500	27	0.74	0.09	0.07	0.74	8.623	127,484.33	67.99	0	0
501 - 550	316	8.22	1.44	0.57	8.75	8.487	126,743.16	74.52	0	0.1
551 - 600	907	23.89	5.06	7.27	19.44	7.87	132,273.37	82.7	0.04	0.74
601 - 650	1204	26.84	16.31	10.86	27.59	7.475	148,527.55	84.88	1.07	1.39
651 - 700	384	7.67	6.36	3.97	8.58	7.136	151,309.61	84.68	0.58	0.16
701 - 750	77	1.78	1.12	0.93	1.55	6.863	156,008.90	83.37	0	0.09
751 - 800	13	0.37	0.05	0.06	0.33	6.805	136,811.58	76.83	0	0
801 - 850	1	0.03	0	0	0.03	7	119,801.64	84	0	0
Total:	2930	68.56	30.44	23.74	67.04	7.658	141,428.75	83.01	1.69	2.47

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2. Original LTV

Original LTV	Number of Loans	FICO < 450	FICO 450 - 500	FICO 501 - 550	FICO 551 - 600	FICO 601 - 650	FICO 651 - 700	FICO 701 - 750	FICO 751 - 800	FICO 801 - 850	WA FICO	Avg Prin Bal	WAC	Gross Margin	% Reduced Documentation	IO Loans	Silent Second
10.01 - 20.00	3	0	0	0	0	0.02	0	0	0.01	0	652.22	49909.03	7.478	6.5	0.01	0	0
20.01 - 30.00	10	0	0.02	0.03	0.04	0.04	0.06	0	0	0	598.5	81354.2	7.798	6.69	0.06	0	0
30.01 - 40.00	25	0	0	0.18	0.18	0.15	0.01	0.01	0.05	0	597.7	90976.85	7.678	6.63	0.25	0	0
40.01 - 50.00	60	0	0.1	0.38	0.4	0.2	0.11	0.04	0	0	575.15	102028.11	7.834	6.483	0.5	0	0
50.01 - 60.00	113	0	0.03	0.78	0.94	0.6	0.38	0.07	0	0	582.22	109751.58	7.758	6.978	1.32	0	0.14
60.01 - 70.00	224	0	0.4	1.87	2.05	2.39	0.59	0.09	0	0	583.71	136735.45	7.753	6.892	2.63	0.1	0.03
70.01 - 80.00	786	0	0.2	3.71	7.51	10.07	3.02	0.78	0.13	0	604.02	134063.14	7.594	6.65	9.81	0.5	1.63
80.01 - 90.00	1195	0.02	0.09	2.71	13.38	20.31	7.33	1.55	0.16	0	615.68	157945.44	7.556	6.543	12.41	1	0.58
90.01 - 100.00	524	0	0	0.04	4.46	9.16	2.51	0.35	0.08	0.03	620.71	131484.8	7.966	7.012	3.43	0.09	0.1
Total:	2930	0.02	0.83	9.67	28.95	43.15	14.02	2.9	0.43	0.03	609.88	141428.75	7.658	6.687	30.44	1.69	2.47

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3. Principal Balance

Principal Balance	FICO <= 450	FICO 451 - 500	FICO 501 - 550	FICO 551 - 600	FICO 601 - 650	FICO 651 - 700	FICO 701 - 750	FICO 751 - 800	FICO 801 - 850	WA FICO	Wtd Avg LTV	WAC	Gross Margin	% Reduced Documentation	IO Loans	Silent Second
0.01 - 50,000.00	0	0	0.1	0.24	0.14	0.07	0.01	0.01	0	596.44	58.59	8.897	7.752	0.1	0	0
50,000.01 - 100,000.00	0.02	0.22	2.22	6.6	7.19	2.16	0.37	0.07	0	601.83	81.32	8.141	7.082	4.1	0.02	1.02
100,000.01 - 150,000.00	0	0.27	2.68	7.25	10.14	3.13	0.68	0.1	0.03	606.96	83.27	7.83	6.863	6.27	0.1	0.55
150,000.01 - 200,000.00	0	0.13	2.1	5.45	8.4	2.76	0.83	0.13	0	610.1	83.42	7.6	6.685	6.56	0.26	0.37
200,000.01 - 250,000.00	0	0.08	0.86	3.46	6.07	2.14	0.32	0.05	0	616.13	83.08	7.368	6.471	5.31	0.27	0.21
250,000.01 - 300,000.00	0	0.06	1.13	2.37	4.57	1.17	0.27	0.08	0	608.59	83.53	7.442	6.449	3.75	0.2	0.14
300,000.01 - 350,000.00	0	0.08	0.4	1.74	2.03	1.46	0.24	0	0	618.22	85.7	7.223	6.277	1.95	0.15	0.08
350,000.01 - 400,000.00	0	0	0.18	1.09	2.72	0.81	0.27	0	0	628.23	85.78	7.175	6.256	1.74	0.37	0
400,000.01 - 450,000.00	0	0	0	0.41	0.92	0.31	0	0	0	618.48	81.15	7.141	6.382	0.7	0.2	0.1
450,000.01 - 500,000.00	0	0	0	0.35	0.92	0	0.12	0	0	624.26	82.34	6.816	6.011	0.46	0.12	0
Total:	0.02	0.83	9.67	28.95	43.15	14.02	2.9	0.43	0.03	609.86	83.01	7.658	6.687	30.44	1.69	2.47

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4. APR & FICO

APR & FICO	FICO <= 450	FICO 451 - 500	FICO 501 - 550	FICO 551 - 600	FICO 601 - 650	FICO 651 - 700	FICO 701 - 750	FICO 751 - 800	FICO 801 - 850	WA FICO	LTV	WAC	Gross Margin	Avg Principal	% Reduced Documentation	IO Loans	Silent Second
5.001 - 5.500	0	0	0	0	0.13	0.33	0.12	0	0	674.32	82.05	5.432	5.3	239752.08	0.06	0	0
5.501 - 6.000	0	0	0	0.35	1.42	0.5	0.27	0.05	0	641.31	81.63	5.886	5.436	232470.6	0.33	0	0.05
6.001 - 6.500	0	0	0.04	1.31	2.94	2.14	0.47	0.1	0	638.01	80.37	6.363	5.62	193206.87	1.31	0.48	0.23
6.501 - 7.000	0	0.04	0.33	3.47	8.84	3.88	1.03	0.21	0.03	631.35	81.57	6.837	6.022	176577.75	5.27	0.53	0.52
7.001 - 7.500	0.02	0.12	0.97	4.92	10.72	3.21	0.45	0.02	0	617.8	82.82	7.332	6.401	150117.49	7.56	0.41	0.74
7.501 - 8.000	0	0.08	2.44	8.2	10.82	2.83	0.44	0.01	0	607.81	84.21	7.811	6.812	138066.68	8.09	0.15	0.4
8.001 - 8.500	0	0.04	1.78	4.97	5.08	0.67	0.1	0	0	592.9	85.86	8.312	7.271	123701.37	4.15	0.11	0.19
8.501 - 9.000	0	0.34	1.56	4.29	2.74	0.38	0.01	0.04	0	582.2	84.54	8.787	7.529	116887.49	2.33	0	0.17
9.001 - 9.500	0	0.08	1.4	2.06	0.66	0.02	0	0	0	564.7	80.64	9.288	8.152	105491.69	0.77	0	0.11
9.501 - 10.000	0	0.09	0.7	0.87	0.17	0.06	0	0	0	560.17	79.31	9.801	8.751	88083.69	0.34	0	0.03
10.001 - 10.500	0	0.03	0.39	0.44	0.03	0	0	0	0	557.87	78.16	10.248	9.069	85694.42	0.21	0	0.01
10.501 - 11.000	0	0	0.05	0.06	0.01	0	0	0	0	556.33	75.51	10.787	9.18	56590.87	0.02	0	0
11.001 - 11.500	0	0	0.01	0.01	0	0	0	0	0	557.59	39.81	11.178	9.25	43541.33	0	0	0
11.501 >=	0	0	0.01	0	0	0	0	0	0	527	60	11.6	0	38458.84	0	0	0
Total:	0.02	0.83	9.67	28.95	43.15	14.02	2.9	0.43	0.03	609.86	83.01	7.658	6.687	141428.75	30.44	1.69	2.47

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5. APR & CLTV

APR & CLTV	CLTV <=40	CLTV 40.01 - 50	CLTV 50.01 - 60	CLTV 60.01 - 70	CLTV 70.01 - 80	CLTV 80.01 - 90	CLTV 90.01 - 100	CLTV 100+	WA CLTV	WA FICO	Gross Margin	Avg Prin Bal	% Reduced Documentation	IO Loans	Silent 2nds
5.001 - 5.500	0	0.02	0	0	0.18	0.38	0	0	82.05	674	5.3	239,752.08	0.06	0	0
5.501 - 6.000	0	0.05	0.13	0.23	0.43	1.65	0.19	0	81.63	641	5.436	232,470.60	0.33	0	0.05
6.001 - 6.500	0.11	0.05	0.43	0.69	1.81	3.48	0.45	0	80.37	638	5.62	193,206.87	1.31	0.48	0.23
6.501 - 7.000	0.18	0.28	0.45	1.36	6.29	8.52	1.56	0	81.57	631	6.022	176,577.75	5.27	0.53	0.52
7.001 - 7.500	0.15	0.27	0.48	1.28	6.05	8.52	2.68	0	82.82	618	6.401	150,117.49	7.56	0.41	0.74
7.501 - 8.000	0.13	0.24	0.5	1.28	5.62	10.29	4.56	0	84.21	608	6.812	138,066.68	8.09	0.15	0.4
8.001 - 8.500	0.02	0.11	0.26	0.83	2.28	5.48	3.68	0	85.86	593	7.271	123,701.37	4.15	0.11	0.19
8.501 - 9.000	0.01	0.07	0.21	0.65	2.35	4	2.08	0	84.54	582	7.529	116,887.49	2.33	0	0.17
9.001 - 9.500	0.12	0.07	0.21	0.77	0.65	1.5	0.89	0	80.64	565	8.152	105,491.69	0.77	0	0.11
9.501 - 10.000	0.02	0.04	0.2	0.2	0.47	0.84	0.32	0	79.31	560	8.751	88,083.69	0.34	0	0.03
10.001 - 10.500	0.01	0.03	0.1	0.09	0.29	0.18	0.19	0	78.18	558	9.069	85,694.42	0.21	0	0.01
10.501 - 11.000	0.01	0	0.01	0.03	0.02	0.05	0.01	0	75.51	556	9.18	56,590.87	0.02	0	0
11.001 - 11.500	0.01	0	0.01	0	0	0	0	0	39.81	558	9.25	43,541.33	0	0	0
11.501 >=	0	0	0.01	0	0	0	0	0	60	527	0	38,458.84	0	0	0
Total:	0.78	1.23	2.89	7.39	25.43	45.55	18.63	0	83.01	610	6.687	141,428.75	30.44	1.69	2.47

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Instructions: Please also provide info on conforming and non-conforming

	aggregate pool	group: ______	group: ______
[redacted]	7.658		
[redacted]			
[redacted]	610		
[redacted]	38.63		
[redacted]	43.99		
[redacted]	[redacted]		
[redacted]	69.56		
[redacted]	30.44		
[redacted]			
[redacted]	23.74		
[redacted]	67.04		
[redacted]	91.83		
[redacted]	62.92		
[redacted]			
[redacted]	83.81		
[redacted]			
[redacted]	100		
[redacted]	$141,428.75		
[redacted]	2930		
[redacted]	19.28		
[redacted]	0%		

Manuf Housing (%)	1.96%
[illegible]	
Largest State	CA
[illegible]	2.47%
[illegible]	1.69%
[illegible]	19
[illegible]	71%
[illegible]	635
[illegible]	85%
[illegible]	
[illegible]	96.85%
[illegible]	11.25%

CLTV refers to LTV for first lien and CLTV for second lien

pool (cells have already been formatted in column B, C, D, E)

group: ______

Credit Suisse First Boston, Asset Finance Group
GMAC - RFC Home Equity Portfolio- KS4
All records

Selection Criteria: All records
Table of Contents

1. Summary

WA FICO: 610
FICO < 560 %: 13.31
CLTV avg: 83.01
CLTV >80%: 62.17
SS CLTV: 83.38
Full Doc %: 69.56
Loan Bal avg: 141,428.75
Purch %: 23.74
Cash Out %: 67.04
Fixed %: 16.19
3 yr ARM >= %: 13.69
WAC avg: 7.658
1st Lien %: 100.00
Invt Prop: 5.75
IO%: 1.69
2 Yr IO%: 1.20
IO non-Full Doc %: 0.05
Multi-Fam %: 3.51
Prim Occ %: 91.83
Silent Second: 2.47

Assumptions:
SS CLTV: Includes silent seconds and piggybacks
CLTV: loan to value for first lien and cumulative loan to value for second lien
LTV: Loan to value for both first and second liens

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2. Documentation

% with

Documentation	WA LTV	WA CLTV	WA SS CLTV	WA FICO	WAC	Bal.	% Bal.	Purch %	Invt Prop%	1st Lien %	S.2nds	CA%	Full Doc %	IO %
Full Documentation	83.84	83.84	84.37	603	7.657	288,262,506.64	69.56	20.28	4.24	100	3.43	15.18	100	2.36
Reduced Documentation	81.1	81.1	81.12	625	7.658	126,123,717.54	30.44	31.63	9.22	100	0.26	10.16	0	0.17
Total:	83.01	83.01	83.38	610	7.658	414,386,224.18	100	23.74	5.75	100	2.47	13.65	69.56	1.69

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3. FICO

FICO	WA LTV	WA CLTV	WA SS CLTV	WA FICO	WAC	Bal.	% Bal.	Purch %	Invt Prop%	1st Lien %	% with S.2nds	CA%	Full Doc %	IO %
0 - 559	75.09	75.09	75.21	534	8.458	55,166,262.66	13.31	7.93	1.12	100	1.36	8.83	84.93	0
560 - 599	82.97	82.97	83.25	580	7.944	104,915,576.84	25.32	25.9	3.83	100	2.19	9.75	82.84	0.16
600 - 639	85.21	85.21	85.85	617	7.527	152,848,095.83	36.89	27.44	5.43	100	3.91	14.51	63.4	2.57
640 - 679	84.1	84.1	84.28	656	7.188	75,418,750.64	18.2	23.42	9.49	100	1	17.24	55.41	3.14
680 >=	83.78	83.78	84.09	710	6.934	26,037,538.11	6.28	27.69	14.39	100	1.73	24.17	60.65	2.1
Total:	83.01	83.01	83.38	610	7.658	414,386,224.18	100	23.74	5.75	100	2.47	13.65	69.56	1.69

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4. Outstanding Principal Balance

Outstanding Principal Balance	WA LTV	WA CLTV	WA SS CLTV	WA FICO	WAC	Bal.	% Bal.	Purch %	Invt Prop%	1st Lien %	% with S.2nds	CA%	Full Doc %	IO %
<= 79,999.99	79.18	79.18	80.11	601	8.307	42,938,888.51	10.36	30.81	11.88	100	5.98	0.33	79.18	0
80,000.00 - 99,999.99	82.44	82.44	83.15	603	8.005	36,970,899.65	8.92	28.86	10.23	100	4.51	0.97	78.11	0.27
100,000.00 >=	83.56	83.56	83.82	612	7.536	334,476,436.02	80.72	22.26	4.47	100	1.79	16.76	67.38	2.07
Total:	83.01	83.01	83.38	610	7.658	414,386,224.18	100	23.74	5.75	100	2.47	13.65	69.56	1.69

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5. Lien Position

Lien Position	WA LTV	WA CLTV	WA SS CLTV	WA FICO	WAC	Bal.	% Bal.	Purch %	Invt Prop%	1st Lien %	% with S.2nds	CA%	Full Doc %	IO %
First Lien	83.01	83.01	83.38	610	7.658	414,386,224.18	100	23.74	5.75	100	2.47	13.65	69.56	1.69
Total:	83.01	83.01	83.38	610	7.658	414,386,224.18	100	23.74	5.75	100	2.47	13.65	69.56	1.69

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Credit Suisse First Boston, Asset Finance Group
GMAC - RFC Home Equity Portfolio- KS4
ARM Loans

Selection Criteria: ARM Loans
Table of Contents

1. Original Mortgage Loan Balance ($)

Original Mortgage Loan Balance ($)	Number of Mortgage Loans	Principal Balance	Percentage of Group Loans	Average Principal Balance	WA Gross CPN	Weighted Average Combine LTV
1 - 25,000	1	$25,000	0.01%	$25,000	10.88%	21.00%
25,001 - 50,000	28	1,220,135	0.35	43,576	8.806	55.34
50,001 - 75,000	405	25,305,919	7.29	62,484	8.291	80.77
75,001 - 100,000	410	36,059,205	10.38	87,949	7.982	81.99
100,001 - 125,000	377	42,362,117	12.2	112,366	7.906	82.59

125,001 - 150,000	300	41,097,191	11.83	136,991	7.76	84.16
150,001 - 175,000	239	38,643,335	11.13	161,688	7.645	83.54
175,001 - 200,000	162	30,409,544	8.76	187,713	7.545	83.35
200,001 - 225,000	119	25,298,291	7.28	212,591	7.406	83.14
225,001 - 250,000	98	23,333,445	6.72	238,096	7.328	84
250,001 - 275,000	67	17,565,345	5.06	262,169	7.504	84.71
275,001 - 300,000	56	16,125,180	4.64	287,950	7.414	81.78
300,001 - 325,000	40	12,517,801	3.6	312,945	7.245	86.4
325,001 - 350,000	28	9,457,950	2.72	337,784	7.225	84
350,001 - 375,000	25	9,062,958	2.61	362,518	7.126	83.5
375,001 - 400,000	23	8,913,420	2.57	387,540	7.103	86.9
400,001 - 425,000	5	2,051,085	0.59	410,217	6.864	74.6
425,001 - 450,000	6	2,625,667	0.76	437,611	7.338	80.94
450,001 - 475,000	5	2,301,408	0.66	460,282	7.128	86.75
475,001 - 500,000	6	2,939,888	0.85	489,981	6.665	78.13
Total:	2,400	$347,314,883	100.00%	$144,715	7.64%	83.10%

CLTV refers to LTV for first lien and CLTV for second lien

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2. Remaining Balance

Remaining Balance	Number of Mortgage Loans	Principal Balance	Percentage of Group Loans	Average Principal Balance	WA Gross CPN	Weighted Average Combine LTV
1 - 25,000	1	$25,000	0.01%	$25,000	10.88%	21.00%
25,001 - 50,000	30	1,310,946	0.38	43,698	8.786	56.6
50,001 - 75,000	404	25,289,892	7.28	62,599	8.288	80.81
75,001 - 100,000	409	35,984,422	10.36	87,981	7.983	81.97
100,001 - 125,000	378	42,487,063	12.23	112,400	7.905	82.62
125,001 - 150,000	301	41,271,591	11.88	137,115	7.749	84.11
150,001 - 175,000	237	38,343,989	11.04	161,789	7.656	83.57
175,001 - 200,000	163	30,609,068	8.81	187,786	7.544	83.36
200,001 - 225,000	119	25,322,638	7.29	212,795	7.402	83.15
225,001 - 250,000	98	23,358,870	6.73	238,356	7.328	84
250,001 - 275,000	67	17,591,001	5.06	262,552	7.497	84.79
275,001 - 300,000	55	15,850,228	4.56	288,186	7.426	81.64

300,001 - 325,000	41	12,842,565	3.7	313,233	7.21	86.29
325,001 - 350,000	27	9,133,186	2.63	338,266	7.274	84.07
350,001 - 375,000	25	9,062,958	2.61	362,518	7.126	83.5
375,001 - 400,000	23	8,913,420	2.57	387,540	7.103	86.9
400,001 - 425,000	5	2,051,085	0.59	410,217	6.864	74.6
425,001 - 450,000	6	2,625,667	0.76	437,611	7.338	80.94
450,001 - 475,000	5	2,301,408	0.66	460,282	7.128	86.75
475,001 - 500,000	6	2,939,888	0.85	489,981	6.665	78.13
Total:	2,400	$347,314,883	100.00%	$144,715	7.64%	83.10%

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3. Mortgage Rates (%)

Mortgage Rates (%)	Number of Mortgage Loans	Principal Balance	Percentage of Group Loans	Average Principal Balance	WA Gross CPN	Weighted Average Combine LTV
5.000 - 5.499	5	$1,176,084	0.34%	$235,217	5.36%	82.73%
5.500 - 5.999	37	8,879,874	2.56	239,997	5.807	81.75
6.000 - 6.499	86	18,075,281	5.2	210,178	6.25	81.65
6.500 - 6.999	300	53,715,452	15.47	179,052	6.75	80.91
7.000 - 7.499	437	67,125,789	19.33	153,606	7.209	81.78
7.500 - 7.999	610	88,662,870	25.53	145,349	7.716	84.43
8.000 - 8.499	347	44,721,714	12.88	128,881	8.192	85.97
8.500 - 8.999	313	38,471,915	11.08	122,913	8.694	85.35
9.000 - 9.499	141	15,695,643	4.52	111,317	9.201	80.42
9.500 - 9.999	81	7,489,151	2.16	92,459	9.697	79.7
10.000 - 10.499	35	2,755,058	0.79	78,716	10.184	77.2
10.500 - 10.999	7	508,953	0.15	72,708	10.671	76.37
11.000 - 11.499	1	37,100	0.01	37,100	11.25	60
Total:	2,400	$347,314,883	100.00%	$144,715	7.64%	83.10%

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4. Original Term

Original Term	Number of Mortgage Loans	Principal Balance	Percentage of Group Loans	Average Principal Balance	WA Gross CPN	Weighted Average Combine LTV
301 - 360	2,400	$347,314,883	100.00%	$144,715	7.64%	83.10%
Total:	2,400	$347,314,883	100.00%	$144,715	7.64%	83.10%

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5. Remaining Term

Remaining Term	Number of Mortgage Loans	Principal Balance	Percentage of Group Loans	Average Principal Balance	WA Gross CPN	Weighted Average Combine LTV
301 - 360	2,400	$347,314,883	100.00%	$144,715	7.64%	83.10%
Total:	2,400	$347,314,883	100.00%	$144,715	7.64%	83.10%

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6. LIEN

LIEN	Number of Mortgage Loans	Principal Balance	Percentage of Group Loans	Average Principal Balance	WA Gross CPN	Weighted Average Combine LTV
First Lien	2,400	$347,314,883	100.00%	$144,715	7.64%	83.10%
Total:	2,400	$347,314,883	100.00%	$144,715	7.64%	83.10%

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7. AGE

AGE	Number of Mortgage Loans	Principal Balance	Percentage of Group Loans	Average Principal Balance	WA Gross CPN	Weighted Average Combine LTV
0	623	$90,478,810	26.05%	$145,231	7.65%	82.59%
1	1,139	155,399,443	44.74	136,435	7.811	82.19
2	384	53,048,584	15.27	138,147	7.812	83.8
3	70	10,681,532	3.08	152,593	7.457	85.83
4	21	2,715,699	0.78	129,319	7.519	83.15

5	6	978,536	0.28	163,089	7.583	90.63
6	4	495,891	0.14	123,973	7.563	65.64
7	105	23,612,381	6.8	224,880	6.602	86.64
8	34	7,089,414	2.04	208,512	6.637	87.79
9	8	1,878,277	0.54	234,785	6.523	85.65
10	3	433,268	0.12	144,423	7.298	84.04
11	1	67,468	0.02	67,468	7.875	71
13	1	80,168	0.02	80,168	7.375	90
14	1	355,414	0.1	355,414	5.475	85
Total:	2,400	$347,314,883	100.00%	$144,715	7.64%	83.10%

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8. Combined LTV

Combined LTV	Number of Mortgage Loans	Principal Balance	Percentage of Group Loans	Average Principal Balance	WA Gross CPN	Weighted Average Combine LTV
15.00 - 19.99	1	$49,957	0.01%	$49,957	6.75%	15.00%
20.00 - 24.99	2	54,987	0.02	27,494	10.48	22.09
25.00 - 29.99	6	561,202	0.16	93,534	7.542	28.19
30.00 - 34.99	2	218,827	0.06	109,413	8.188	33.45
35.00 - 39.99	10	797,702	0.23	79,770	8.002	36.53
40.00 - 44.99	14	1,670,565	0.48	119,326	7.366	41.29
45.00 - 49.99	20	1,791,959	0.52	89,598	7.41	46.52
50.00 - 54.99	32	3,664,006	1.05	114,500	7.269	51.82
55.00 - 59.99	37	4,757,364	1.37	128,577	7.781	56.77
60.00 - 64.99	54	7,487,729	2.16	138,662	7.447	61.79
65.00 - 69.99	88	11,757,273	3.39	133,605	7.805	66.78
70.00 - 74.99	124	18,673,372	5.38	150,592	7.63	71.21
75.00 - 79.99	226	30,214,546	8.7	133,693	7.647	76.29
80.00 - 84.99	460	65,953,110	18.99	143,376	7.449	80.71
85.00 - 89.99	398	61,166,954	17.61	153,686	7.481	85.78
90.00 - 94.99	521	85,814,883	24.71	164,712	7.667	90.17
95.00 - 99.99	405	52,680,448	15.17	130,075	8.027	95
Total:	2,400	$347,314,883	100.00%	$144,715	7.64%	83.10%

CLTV refers to LTV for first lien and CLV for second lien

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9. Owner Occupancy

Owner Occupancy	Number of Mortgage Loans	Principal Balance	Percentage of Group Loans	Average Principal Balance	WA Gross CPN	Weighted Average Combine LTV
Investment Property	172	$19,206,559	5.53%	$111,666	7.72%	75.66%
Owner Occupied	2,184	319,762,338	92.07	146,411	7.635	83.54
Second/Vacation	44	8,345,987	2.4	189,682	7.613	83.13
Total:	2,400	$347,314,883	100.00%	$144,715	7.64%	83.10%

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10. Property Type

Property Type	Number of Mortgage Loans	Principal Balance	Percentage of Group Loans	Average Principal Balance	WA Gross CPN	Weighted Average Combine LTV
Attached PUD	31	$4,898,941	1.41%	$158,030	7.68%	83.79%
Condo under 5 stories	76	11,847,721	3.41	155,891	7.466	80.74
Detached PUD	186	36,338,959	10.46	195,371	7.457	84.41
Manufactured Home	63	5,992,786	1.73	95,124	7.857	76.05
Mid-rise condo (5-8 stories)	2	308,606	0.09	154,303	7.794	90
Single Family (detached)	1,934	272,526,742	78.47	140,914	7.667	83.29
Townhouse/rowhouse	30	3,871,555	1.11	129,052	7.656	75.6
Two-to-four family units	78	11,529,574	3.32	147,815	7.613	82.65
Total:	2,400	$347,314,883	100.00%	$144,715	7.64%	83.10%

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11. Loan Purpose

Loan Purpose	Number of Mortgage Loans	Principal Balance	Percentage of Group Loans	Average Principal Balance	WA Gross CPN	Weighted Average Combine LTV

EQUITY REFINANCE	1,521	$226,789,892	65.30%	$149,106	7.60%	81.35%
PURCHASE	644	87,918,233	25.31	136,519	7.805	87.96
RATE/TERM REFINANCE	235	32,606,758	9.39	138,752	7.438	82.16
Total:	2,400	$347,314,883	100.00%	$144,715	7.64%	83.10%

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12. Rate Type

Rate Type	Number of Mortgage Loans	Principal Balance	Percentage of Group Loans	Average Principal Balance	WA Gross CPN	Weighted Average Combine LTV
ARM	2,400	$347,314,883	100.00%	$144,715	7.64%	83.10%
Total:	2,400	$347,314,883	100.00%	$144,715	7.64%	83.10%

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13. Prepaymen Flag

Prepaymen Flag	Number of Mortgage Loans	Principal Balance	Percentage of Group Loans	Average Principal Balance	WA Gross CPN	Weighted Average Combine LTV
N	930	$133,165,417	38.34%	$143,189	7.68%	82.77%
Y	1,470	214,149,466	61.66	145,680	7.614	83.31
Total:	2,400	$347,314,883	100.00%	$144,715	7.64%	83.10%

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14. Prepayment Penalty Term

Prepayment Penalty Term	Number of Mortgage Loans	Principal Balance	Percentage of Group Loans	Average Principal Balance	WA Gross CPN	Weighted Average Combine LTV
0	930	$133,165,417	38.34%	$143,189	7.68%	82.77%
6	1	58,185	0.02	58,185	7.875	85
12	83	15,210,104	4.38	183,254	7.619	82.29
24	1,186	172,411,203	49.64	145,372	7.633	83.52

36	199	26,333,222	7.58	132,328	7.48	82.44
60	1	136,752	0.04	136,752	8.125	95
Total:	2,400	$347,314,883	100.00%	$144,715	7.64%	83.10%

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15. FICO Scores

FICO Scores	Number of Mortgage Loans	Principal Balance	Percentage of Group Loans	Average Principal Balance	WA Gross CPN	Weighted Average Combine LTV
420 - 439	1	$80,168	0.02%	$80,168	7.38%	90.00%
480 - 499	24	2,973,405	0.86	123,892	8.594	69.22
500 - 519	57	7,274,507	2.09	127,623	8.454	71.16
520 - 539	117	15,213,463	4.38	130,030	8.459	74.45
540 - 559	190	24,331,107	7.01	128,058	8.307	78.05
560 - 579	302	42,512,051	12.24	140,768	8.036	82.46
580 - 599	385	52,099,754	15	135,324	7.792	84.27
600 - 619	526	76,671,199	22.08	145,763	7.546	85.23
620 - 639	332	51,477,723	14.82	155,053	7.386	85.5
640 - 659	228	36,517,725	10.51	160,165	7.189	83.28
660 - 679	130	21,145,936	6.09	162,661	7.015	85.06
680 - 699	52	7,950,848	2.29	152,901	7.015	85.37
700 - 719	19	2,794,846	0.8	147,097	6.802	81.3
720 - 739	24	4,036,728	1.16	168,197	6.91	83.94
740 - 759	9	1,584,496	0.46	176,055	6.752	85.23
760 - 779	2	416,380	0.12	208,190	6.389	62.34
780 - 799	1	114,649	0.03	114,649	6.625	85
800 - 819	1	119,902	0.03	119,902	7	94
Total:	2,400	$347,314,883	100.00%	$144,715	7.64%	83.10%

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16. State

State	Number of Mortgage Loans	Principal Balance	Percentage of Group Loans	Average Principal Balance	WA Gross CPN	Weighted Average Combine LTV
Alabama	69	$7,106,020	2.05%	$102,986	8.22%	86.26%
Alaska	1	117,721	0.03	117,721	8	95
Arizona	90	13,394,540	3.86	148,828	7.566	82.92
Arkansas	20	1,648,142	0.47	82,407	8.399	87.88
California	200	46,858,010	13.49	234,290	6.838	81.56
Colorado	42	7,618,410	2.19	181,391	7.493	81.69
Connecticut	22	4,505,843	1.3	204,811	7.773	81.1
Delaware	6	826,840	0.24	137,807	7.439	72.23
District of Columbia	13	2,698,731	0.78	207,595	7.496	72.66
Florida	213	32,408,498	9.33	152,153	7.636	84.01
Georgia	126	15,875,192	4.57	125,994	7.98	83.42
Hawaii	3	1,071,796	0.31	357,265	6.8	90.69
Idaho	13	2,032,772	0.59	156,367	7.528	82.44
Illinois	79	12,210,077	3.52	154,558	7.587	82.09
Indiana	83	7,545,348	2.17	90,908	7.947	86.79
Iowa	21	1,645,409	0.47	78,353	8.649	81.4
Kansas	20	1,817,563	0.52	90,878	8.238	82.82
Kentucky	44	4,661,719	1.34	105,948	7.694	85.04
Louisiana	51	6,356,142	1.83	124,630	8.069	82.96
Maine	5	620,986	0.18	124,197	7.821	68.99
Maryland	39	6,867,362	1.98	176,086	7.806	80.7
Massachusetts	25	5,698,936	1.64	227,957	7.712	79.93
Michigan	164	20,211,667	5.82	123,242	7.878	82.36
Minnesota	95	16,859,822	4.85	177,472	7.91	83.87
Mississippi	39	3,461,546	1	88,758	8.241	82.34
Missouri	79	8,760,724	2.52	110,895	7.781	84.93
Montana	1	74,940	0.02	74,940	7.125	72
Nebraska	6	499,072	0.14	83,179	7.909	87.72
Nevada	43	8,938,672	2.57	207,876	7.277	82.81
New Hampshire	3	578,134	0.17	192,711	7.812	82.18
New Jersey	31	5,817,264	1.67	187,654	7.631	78.12
New Mexico	13	1,674,693	0.48	128,823	7.686	88.77
New York	20	4,354,000	1.25	217,700	6.975	84.2
North Carolina	87	10,655,333	3.07	122,475	7.971	83.37
North Dakota	3	200,267	0.06	66,756	8.219	66.88
Ohio	90	9,366,519	2.7	104,072	7.91	85.7

Oklahoma	19	2,098,670	0.6	110,456	7.896	84.28
Oregon	20	2,840,008	0.82	142,000	7.186	86.51
Pennsylvania	53	6,115,984	1.76	115,396	7.997	82.57
Rhode Island	1	159,243	0.05	159,243	8	85
South Carolina	44	4,962,908	1.43	112,793	7.957	86.56
South Dakota	3	313,353	0.09	104,451	7.196	81.32
Tennessee	43	4,984,456	1.44	115,918	7.971	87.26
Texas	93	10,637,510	3.06	114,382	7.834	86.25
Utah	27	5,269,607	1.52	195,171	7.494	81.49
Vermont	3	540,350	0.16	180,117	7.415	87.48
Virginia	66	10,900,170	3.14	165,154	7.754	80.86
Washington	56	9,062,407	2.61	161,829	7.294	82.04
West Virginia	9	1,232,121	0.35	136,902	8.263	81.95
Wisconsin	100	12,789,904	3.68	127,899	7.891	84.74
Wyoming	4	369,481	0.11	92,370	7.909	89.39
Total:	2,400	$347,314,883	100.00%	$144,715	7.64%	83.10%

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17. Documentation

Documentation	Number of Mortgage Loans	Principal Balance	Percentage of Group Loans	Average Principal Balance	WA Gross CPN	Weighted Average Combine LTV
Full Documentation	1,728	$237,812,571	68.47%	$137,623	7.66%	83.88%
Reduced Documentation	672	109,502,312	31.53	162,950	7.605	81.41
Total:	2,400	$347,314,883	100.00%	$144,715	7.64%	83.10%

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11 Madison Avenue - Fifth floor
NY, NY 10010

2. FICO Ranges

FICO Ranges	#Of Loans	Balance	Avg balance	% of the pool	Seasoning	WAC	WA Remaining Term	FICO	OLTV	CLTV	% Of Full Doc	% of Primary	% of single family detached	% of cashout	% of Second Lien	% IO
401 - 425	1	80,167.89	80,167.89	0.02	13	7.375	347	425	90	90	100	100	100	100	0	0
476 - 500	27	3,442,076.90	127,484.33	0.83	1	8.623	359	492	67.99	67.99	89	100	68.38	88.78	0	0
501 - 525	105	12,945,414.22	123,289.66	3.12	1	8.527	359	516	72.91	73.06	89.48	99.17	82.46	92.96	0	0
526 - 550	211	27,105,424.63	128,461.73	6.54	1	8.468	357	539	75.29	75.4	82.96	98.42	78.04	89.39	0	0
551 - 575	357	47,817,878.76	133,943.64	11.54	2	8.123	357	564	81.13	81.43	89.19	95.81	81.98	73.15	0	0
576 - 600	550	72,154,063.84	131,189.21	17.41	2	7.869	356	588	83.74	84.05	78.11	93.28	80.67	63.15	0	0.23
601 - 625	744	107,679,098.36	144,729.97	25.99	2	7.55	355	612	85.26	85.98	65.3	93.72	77.21	62.14	0	3.2
626 - 650	460	71,148,070.19	154,669.72	17.17	2	7.361	354	637	84.3	84.56	57.49	89.99	76.12	66.67	0	1.41
651 - 675	268	40,662,387.70	151,725.33	9.81	2	7.161	353	662	84.22	84.47	55.18	85.3	78.61	61.1	0	3.79
676 - 700	116	17,440,504.14	150,349.17	4.21	3	7.08	351	685	85.75	85.84	53.47	84.42	74.15	61.67	0	4.97
701 - 725	45	6,511,604.73	144,702.33	1.57	4	6.9	351	711	81.9	82.28	64.24	72.82	55.48	68.8	0	0
726 - 750	32	5,501,080.61	171,908.77	1.33	3	6.825	354	736	85.12	85.85	58.17	73.75	67.15	35.04	0	0
751 - 775	11	1,611,437.94	146,494.36	0.39	5	6.782	329	763	76.22	76.22	86.02	75.35	58.87	75.49	0	0
776 - 800	2	167,112.63	83,556.32	0.04	1	7.017	359	786	80.6	80.6	100	0	100	100	0	0
801 - 825	1	119,901.64	119,901.64	0.03	1	7	359	816	94	94	100	0	100	100	0	0
Total:	2,930	414,386,224.18	141,428.75	100	2	7.658	355	610	83.01	83.38	69.56	91.83	77.8	67.04	0	1.69

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3. Remaining Principal Balance

Remaining Principal Balance	#Of Loans	Balance	Avg balance	% of the pool	Seasoning	WAC	WA Remaining Term	FICO	OLTV	CLTV	% Of Full Doc	% of Primary	% of single family detached	% of cashout	% of Second Lien	% IO
1 - 50,000	56	2,398,070.68	42,822.69	0.58	1	8.897	316	596	56.59	56.59	82.31	90.67	83.29	91.92	0	0
50,001 - 75,000	528	33,002,435.48	62,504.61	7.96	1	8.316	352	602	80.4	81.27	79.65	84.7	85.12	58.25	0	0
75,001 - 400,000	2,318	366,455,166.98	158,091.10	88.43	2	7.613	356	610	83.46	83.78	68.28	92.33	77.82	67.68	0	1.56
400,001 - 500,000	28	12,530,551.04	447,519.68	3.02	3	6.992	357	621	81.7	82.28	78.07	96.01	56.85	66.65	0	10.33
Total:	2,930	414,386,224.18	141,428.75	100	2	7.658	355	610	83.01	83.38	69.56	91.83	77.8	67.04	0	1.69

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4. Loan to Value Ratio

Loan to Value Ratio	#Of Loans	Balance	Avg balance	% of the pool	Seasoning	WAC	WA Remaining Term	FICO	OLTV	CLTV	% Of Full Doc	% of Primary	% of single family detached	% of cashout	% of Second Lien	% IO
10.01 - 15.00	2	99,753.71	49,876.86	0.02	1	6.65	299	676	15	15	49.92	100	100	100	0	0
15.01 - 20.00	1	49,973.39	49,973.39	0.01	1	9.125	359	604	18	18	100	100	100	100	0	0

20.01 - 25.00	3	104,969.80	34,989.93	0.03	1	10.787	359	584	23.48	23.48	100	100	71.43	100	0	0
25.01 - 30.00	7	708,572.18	101,224.60	0.17	1	7.353	359	601	28.36	28.36	62.61	100	62.98	89.42	0	0
30.01 - 35.00	8	672,541.83	84,067.73	0.16	1	8.033	359	591	34.42	34.42	32.68	84.54	79.95	90.35	0	0
35.01 - 40.00	17	1,601,879.50	94,228.21	0.39	1	7.528	331	601	38.68	38.68	63.76	93.45	96.88	100	0	0
40.01 - 45.00	20	2,044,660.52	102,233.03	0.49	1	7.678	351	585	43.08	43.08	62.63	82.91	78.89	88.76	0	0
45.01 - 50.00	30	3,056,744.98	101,891.50	0.74	1	7.605	353	568	48.62	48.62	57.12	88.99	83.02	90.23	0	0
50.01 - 55.00	46	5,162,167.44	112,221.03	1.25	2	7.622	345	596	53.49	53.96	56.51	82.36	86.59	78.7	0	0
55.01 - 60.00	67	7,239,761.02	108,056.13	1.75	1	7.856	353	590	58.45	59.45	55.22	91.84	76.47	87.16	0	0
60.01 - 65.00	75	10,321,743.87	137,623.25	2.49	1	7.619	356	579	63.7	63.7	72.94	93.27	77.7	83.84	0	0
65.01 - 70.00	149	20,306,995.95	136,288.56	4.9	1	7.821	354	586	68.94	69.05	60.1	84.66	78.64	86.18	0	2.02
70.01 - 75.00	234	30,444,871.26	130,106.29	7.35	1	7.801	356	596	74.17	74.36	60.31	80.73	75.51	71.04	0	1.54
75.01 - 80.00	552	74,928,758.62	135,740.50	18.08	1	7.51	355	607	78.57	81.16	61.85	87.4	71.04	64.22	0	2.14
80.01 - 85.00	495	74,007,552.45	149,510.21	17.86	3	7.471	355	611	84.46	84.6	75.12	90.73	78.45	77.91	0	0.55
85.01 - 90.00	700	114,737,242.72	163,910.35	27.69	2	7.615	356	618	89.6	89.66	71.22	96.06	78.81	67.19	0	3.27
90.01 - 95.00	514	68,001,670.96	132,298.97	16.41	2	7.955	356	621	94.86	94.89	79.09	98.57	82.72	42.46	0	0.56
95.01 - 100.00	10	896,363.98	89,636.40	0.22	1	8.799	298	624	100	100	100	100	61.29	25.74	0	0
Total:	2,930	414,386,224.18	141,428.75	100	2	7.658	355	610	83.01	83.38	69.56	91.83	77.8	67.04	0	1.69

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5. Documentation

Documentation	#Of Loans	Balance	Avg balance	% of the pool	Seasoning	WAC	WA Remaining Term	FICO	OLTV	CLTV	% Of Full Doc	% of Primary	% of single family detached	% of cashout	% of Second Lien	% IO
Full Documentation	2,128	288,262,506.64	135,461.70	69.56	2	7.657	355	603	83.84	84.37	100	94.29	77.61	70.49	0	2.36
Reduced Documentation	802	126,123,717.54	157,261.49	30.44	1	7.658	356	625	81.1	81.12	0	86.18	78.24	59.16	0	0.17
Total:	2,930	414,386,224.18	141,428.75	100	2	7.658	355	610	83.01	83.38	69.56	91.83	77.8	67.04	0	1.69

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6. Occupancy Type

Occupancy Type	#Of Loans	Balance	Avg balance	% of the pool	Seasoning	WAC	WA Remaining Term	FICO	OLTV	CLTV	% Of Full Doc	% of Primary	% of single family detached	% of cashout	% of Second Lien	% IO
Investment Property	221	23,843,573.03	107,889.47	5.75	1	7.741	354	638	75.93	75.93	51.21	0	64.53	59.88	0	0
Owner Occupied	2,649	380,515,504.84	143,644.96	91.83	2	7.652	355	607	83.43	83.84	71.43	100	78.91	68.13	0	1.84
Second/Vacation	60	10,027,146.31	167,119.11	2.42	2	7.667	356	639	83.69	83.69	42.26	0	67.22	42.59	0	0
Total:	2,930	414,386,224.18	141,428.75	100	2	7.658	355	610	83.01	83.38	69.56	91.83	77.8	67.04	0	1.69

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7. Loan Purpose

Loan Purpose	#Of Loans	Balance	Avg balance	% of the pool	Seasoning	WAC	WA Remaining Term	FICO	OLTV	CLTV	% Of Full Doc	% of Primary	% of single family detached	% of cashout	% of Second Lien	% IO
EQUITY REFINANCE	1,916	277,797,000.21	144,988.00	67.04	2	7.616	354	605	81.47	81.57	73.14	93.32	79.03	100	0	1.94
PURCHASE	730	98,362,439.06	134,743.07	23.74	2	7.829	357	618	87.83	88.96	59.44	87.89	72.74	0	0	0.8
RATE/TERM REFINANCE	284	38,226,784.91	134,601.36	9.22	1	7.522	354	621	81.79	82.21	69.62	91.07	81.89	0	0	2.16
Total:	2,930	414,386,224.18	141,428.75	100	2	7.658	355	610	83.01	83.38	69.56	91.83	77.8	67.04	0	1.69

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8. Rate Type

Rate Type	#Of Loans	Balance	Avg balance	% of the pool	Seasoning	WAC	WA Remaining Term	FICO	OLTV	CLTV	% Of Full Doc	% of Primary	% of single family detached	% of cashout	% of Second Lien	% IO
ARM	2,400	347,314,883.41	144,714.53	83.81	2	7.639	358	606	83.1	83.5	68.47	92.07	78.47	65.3	0	2.02
FIXED	530	67,071,340.77	126,549.70	16.19	3	7.752	338	629	82.52	82.76	75.22	90.58	74.36	76.05	0	0
Total:	2,930	414,386,224.18	141,428.75	100	2	7.658	355	610	83.01	83.38	69.56	91.83	77.8	67.04	0	1.69

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9. States Concentration (CA,NY,MA,GA)

States Concentration (CA,NY,MA,GA)	#Of Loans	Balance	Avg balance	% of the pool	Seasoning	WAC	WA Remaining Term	FICO	OLTV	CLTV	% Of Full Doc	% of Primary	% of single family detached	% of cashout	% of Second Lien	% IO
California	244	56,568,114.93	231,836.54	64.31	5	6.869	354	623	81.73	81.73	77.35	94.47	84.17	84.39	0	1.42
Georgia	147	18,368,974.70	124,959.01	20.88	1	7.971	355	604	83.5	84.75	73.65	90.87	82.29	61.86	0	0
Massachusetts	27	6,237,607.56	231,022.50	7.09	2	7.62	358	607	80.8	80.8	52.13	97.44	98.2	78.06	0	5.1
New York	32	6,788,168.45	212,130.26	7.72	2	7.256	358	621	83.8	84.18	65.88	91.43	64.29	83.44	0	0
Total:	450	87,962,865.64	195,473.03	100	4	7.182	355	617	82.19	82.48	73.91	93.69	83.24	79.16	0	1.28

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10. Silent Second

Silent Second	#Of Loans	Balance	Avg balance	% of the pool	Seasoning	WAC	WA Remaining Term	FICO	OLTV	CLTV	% Of Full Doc	% of Primary	% of single family detached	% of cashout	% of Second Lien	% IO
N	2,837	404,153,527.17	142,458.06	97.53	2	7.662	355	610	83.07	83.07	68.88	91.62	77.79	68.32	0	1.74
Y	93	10,232,697.01	110,029.00	2.47	1	7.485	352	608	80.31	95.45	96.75	100	78.16	16.51	0	0

Total:	2,930	414,386,224.18	141,428.75	100	2	7.658	355	610	83.01	83.38	69.56	91.83	77.8	67.04	0	1.69

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11. Property Type

Property Type	#Of Loans	Balance	Avg balance	% of the pool	Seasoning	WAC	WA Remaining Term	FICO	OLTV	CLTV	% Of Full Doc	% of Primary	% of single family detached	% of cashout	% of Second Lien	% IO
Single Family (detached)	2,346	322,401,171.73	137,425.90	77.8	2	7.68	355	608	83.12	83.48	69.39	93.14	100	68.1	0	1.43
Detached PUD	232	44,664,175.94	192,518.00	10.78	2	7.53	355	610	84.46	85.1	66.68	92.29	0	56.73	0	5.38
Condo under 5 stories	94	14,995,101.64	159,522.36	3.62	3	7.469	357	622	82	82.25	71.14	82.19	0	58.79	0	0
Two-to-four family units	101	14,550,384.75	144,063.22	3.51	2	7.634	357	627	81.92	82.43	82.67	75.24	0	71.44	0	0
Manufactured Home	89	8,112,507.39	91,151.77	1.96	2	7.881	349	619	76.65	76.65	100	100	0	83.9	0	0
Attached PUD	35	5,410,721.68	154,592.05	1.31	3	7.625	357	608	84.11	84.47	71.4	87.26	0	62.37	0	0
Townhouse/rowhouse	31	3,943,554.67	127,211.44	0.95	1	7.669	359	601	75.68	75.68	71.78	73.92	0	85.01	0	0
Mid-rise condo (5-8 stories)	2	308,606.38	154,303.19	0.07	0	7.794	360	656	90	90	54.83	0	0	54.83	0	0
Total:	2,930	414,386,224.18	141,428.75	100	2	7.658	355	610	83.01	83.38	69.56	91.83	77.8	67.04	0	1.69

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12. Lien

Lien	#Of Loans	Balance	Avg balance	% of the pool	Seasoning	WAC	WA Remaining Term	FICO	OLTV	CLTV	% Of Full Doc	% of Primary	% of single family detached	% of cashout	% of Second Lien	% IO
First Lien	2,930	414,386,224.18	141,428.75	100	2	7.658	355	610	83.01	83.38	69.56	91.83	77.8	67.04	0	1.69
Total:	2,930	414,386,224.18	141,428.75	100	2	7.658	355	610	83.01	83.38	69.56	91.83	77.8	67.04	0	1.69

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13. Interest Only Loans

Interest Only Loans	#Of Loans	Balance	Avg balance	% of the pool	Seasoning	WAC	WA Remaining Term	FICO	OLTV	CLTV	% Of Full Doc	% of Primary	% of single family detached	% of cashout	% of Second Lien	% IO
N	2,903	407,373,584.31	140,328.48	98.31	2	7.669	355	609	82.97	83.35	69.09	91.69	78.01	66.87	0	0
Y	27	7,012,639.87	259,727.40	1.69	2	7.011	358	635	85.14	85.14	96.85	100	65.71	76.99	0	100
Total:	2,930	414,386,224.18	141,428.75	100	2	7.658	355	610	83.01	83.38	69.56	91.83	77.8	67.04	0	1.69

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Credit Suisse First Boston, Asset Finance Group
GMAC - RFC Home Equity Portfolio- KS4
Manufactured Housing

Selection Criteria: Manufactured Housing
Table of Contents

1. Description of the Mortgage Pool

Aggregate Principal Balance: 8,112,507.39
Minimum Balance: 29,987.15
Maximum Balance: 201,996.29
Number of Loans: 89
Average Principal Balance: 91,151.77
Weighted Average Original Loan-to-Value: 76.65
Minimum Loan-to-Value: 23.00

Maximum Loan-to-Value: 85.00
Weighted Average Mortgage Rate: 7.881
Minimum Mortgage Rate: 6.125
Maximum Mortgage Rate: 10.500
Weighted Average Net Mortgage Rate: 7.391
Minimum Net Mortgage Rate: 5.670
Maximum Net Mortgage Rate: 10.170
Weighted Average Note Margin: 7.260
Minimum Note Margin: 5.125
Maximum Note Margin: 9.800
Weighted Average Maximum Mortgage Rate: 13.911

Minimum Maximum Mortgage Rate:
Maximum Maximum Mortgage Rate: 16.375
Weighted Average Minimum Mortgage Rate: 7.466
Minimum Minimum Mortgage Rate: 6.125

Maximum Minimum Mortgage Rate:
Weighted Average Months to Next RA Date: 24
Minimum Months to Next RA Date: 21
Maximum Months to Next RA Date: 35
Weighted Average Remaining Term to Maturity: 349
Minimum Remaining Term: 117
Maximum Remaining Term: 359
Weighted Average Credit Score: 619
Minimum Available Credit Score: 523
Maximum Credit Score: 769
Percent ARM: 73.87
Percent Fixed: 26.13
First Lien: 100
Loans with Prepayment Penalty: 78.40
Percent HomeCommings: 100.00
Percent Fremont: 0.00

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2. Credit Score Range

Credit Score Range	Number of Mortgage Loans	Principal Balance	Percentage of Group Loans	Average Principal Balance	Weighted Average LTV
520 - 539	3	$345,633	4.26%	$115,211	73.01%
540 - 559	9	846,570	10.44	94,063	69.37

560 - 579	14	1,007,272	12.42	71,948	71.16
580 - 599	13	1,107,000	13.65	85,154	76.02
600 - 619	10	1,002,611	12.36	100,261	79.41
620 - 639	11	1,214,158	14.97	110,378	78.07
640 - 659	7	547,230	6.75	78,176	81.47
660 - 679	10	883,198	10.89	88,320	79.47
680 - 699	5	378,540	4.67	75,708	75.62
700 - 719	1	122,727	1.51	122,727	85
720 - 739	5	566,178	6.98	113,236	82.27
760 >=	1	91,390	1.13	91,390	79
Total:	**89**	**$8,112,507**	**100.00%**	**$91,152**	**76.65%**

Weighted Average Credit Score: 619
Credit Score not available (number of Loans): 0
Credit Score not available (balance): $0.00

Note: Loans for which Credit Score was not available were excluded from the calculation of the weighted average credit score.

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3. Original Mortgage Loan Balance ($)

Original Mortgage Loan Balance ($)	Number of Mortgage Loans	Principal Balance	Percentage of Group Loans	Average Principal Balance	Weighted Average FICO	Weighted Average LTV
1 - 100,000	60	$4,193,918	51.70%	$69,899	612	73.32%
100,001 - 200,000	28	3,716,594	45.81	132,735	627	79.95
200,001 - 300,000	1	201,996	2.49	201,996	637	85
Total:	**89**	**$8,112,507**	**100.00%**	**$91,152**	**619**	**76.65%**

Average Unpaid Principal Balance: 91,152

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4. Remaining Mortgage Loan Balance ($)

Remaining Mortgage Loan Balance ($)	Number of Mortgage Loans	Principal Balance	Percentage of Group Loans	Average Principal Balance	Weighted Average FICO	Weighted Average LTV
1 - 100,000	60	$4,193,918	51.70%	$69,899	612	73.32%
100,001 - 200,000	28	3,716,594	45.81	132,735	627	79.95
200,001 - 300,000	1	201,996	2.49	201,996	637	85
Total:	**89**	**$8,112,507**	**100.00%**	**$91,152**	**619**	**76.65%**

Average Unpaid Principal Balance: 91,152

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5. Net Mortgage Rates (%)

Net Mortgage Rates (%)	Number of Mortgage Loans	Principal Balance	Percentage of Group Loans	Average Principal Balance	Weighted Average FICO	Weighted Average LTV
5.500 - 5.999	1	$113,577	1.40%	$113,577	722	82.00%
6.000 - 6.499	8	961,049	11.85	120,131	656	79.89
6.500 - 6.999	16	1,534,158	18.91	95,885	637	79.02
7.000 - 7.499	24	2,640,294	32.55	110,012	614	78.87
7.500 - 7.999	13	946,378	11.67	72,798	613	74.08
8.000 - 8.499	13	1,200,060	14.79	92,312	583	75.24
8.500 - 8.999	6	317,366	3.91	52,894	622	69.1
9.000 - 9.499	4	217,704	2.68	54,426	585	61.24
9.500 - 9.999	3	115,682	1.43	38,561	563	44.53
10.000 - 10.499	1	66,239	0.82	66,239	635	82
Total:	**89**	**$8,112,507**	**100.00%**	**$91,152**	**619**	**76.65%**

Weighted Average Net Mortgage Rate: 7.391

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6. Mortgage Rates (%)

Mortgage Rates (%)	Number of Mortgage Loans	Principal Balance	Percentage of Group Loans	Average Principal Balance	Weighted Average FICO	Weighted Average LTV
6.000 - 6.499	1	$113,577	1.40%	$113,577	722	82.00%
6.500 - 6.999	8	961,049	11.85	120,131	656	79.89
7.000 - 7.499	11	1,076,423	13.27	97,857	665	79.45
7.500 - 7.999	30	3,063,434	37.76	102,114	616	79.93
8.000 - 8.499	9	796,775	9.82	88,531	585	72.42
8.500 - 8.999	16	1,384,258	17.06	86,516	586	73.54
9.000 - 9.499	5	255,054	3.14	51,011	620	71.33
9.500 - 9.999	4	203,090	2.5	50,772	596	58.4
10.000 - 10.499	4	192,608	2.37	48,152	574	53.79
10.500 - 10.999	1	66,239	0.82	66,239	635	82
Total:	**89**	**$8,112,507**	**100.00%**	**$91,152**	**619**	**76.65%**

Weighted Average Mortgage Rate: 7.881

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7. Original Loan-to-Value Ratio (%)

Original Loan-to-Value Ratio (%)	Number of Mortgage Loans	Principal Balance	Percentage of Group Loans	Average Principal Balance	Weighted Average FICO
0.01 - 50.00	5	$232,617	2.87%	$46,523	571
50.01 - 55.00	3	140,857	1.74	46,952	625
55.01 - 60.00	7	525,523	6.48	75,075	573
60.01 - 65.00	1	64,961	0.8	64,961	574
65.01 - 70.00	4	245,307	3.02	61,327	597
70.01 - 75.00	16	1,348,545	16.62	84,284	584
75.01 - 80.00	37	3,697,171	45.57	99,924	626
80.01 - 85.00	16	1,857,527	22.9	116,095	655
Total:	**89**	**$8,112,507**	**100.00%**	**$91,152**	**619**

Weighted Average Loan-to-Value: 76.65

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8. State

State	Number of Mortgage Loans	Principal Balance	Percentage of Group Loans	Average Principal Balance	Weighted Average FICO	Weighted Average LTV
Alabama	3	$144,867	1.79%	$48,289	630	75.43%
Arizona	12	1,160,957	14.31	96,746	622	77.31
California	6	844,840	10.41	140,807	610	74.77
Colorado	2	246,915	3.04	123,457	696	83.62
Florida	7	502,271	6.19	71,753	588	72.78
Georgia	1	55,506	0.68	55,506	686	80
Idaho	1	124,907	1.54	124,907	603	84
Kansas	2	229,342	2.83	114,671	588	77.96
Kentucky	1	61,794	0.76	61,794	693	75
Louisiana	1	76,253	0.94	76,253	598	85
Michigan	5	354,115	4.37	70,823	615	67.3
Minnesota	3	372,607	4.59	124,202	583	79.74
Mississippi	1	58,432	0.72	58,432	577	75
Missouri	3	260,915	3.22	86,972	605	74.96
Nevada	3	292,474	3.61	97,491	578	79.47
New York	1	80,911	1	80,911	595	73
North Carolina	5	266,923	3.29	53,385	617	66.71

Ohio	2	111,085	1.37	55,542	581	67.44
Oklahoma	3	252,993	3.12	84,331	583	80
Oregon	4	528,871	6.52	132,218	682	83.64
Pennsylvania	1	68,798	0.85	68,798	672	80
South Carolina	2	146,115	1.8	73,057	584	75
Tennessee	2	113,925	1.4	56,962	650	64.53
Texas	7	557,855	6.88	79,694	614	77.27
Utah	2	225,376	2.78	112,688	661	82.57
Virginia	2	131,374	1.62	65,687	582	70.68
Washington	5	708,241	8.73	141,648	649	79.96
West Virginia	1	29,987	0.37	29,987	556	23
Wisconsin	1	103,860	1.28	103,860	580	80
Total:	**89**	**$8,112,507**	**100.00%**	**$91,152**	**619**	**76.65%**

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9. Loan Purpose

Loan Purpose	Number of Mortgage Loans	Principal Balance	Percentage of Group Loans	Average Principal Balance	Weighted Average FICO	Weighted Average LTV
EQUITY REFINANCE	72	$6,806,666	83.90%	$94,537	618	76.44%
PURCHASE	14	1,124,519	13.86	80,323	618	78.89
RATE/TERM REFINANCE	3	181,322	2.24	60,441	658	70.79
Total:	**89**	**$8,112,507**	**100.00%**	**$91,152**	**619**	**76.65%**

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10. Documentation

Documentation	Number of Mortgage Loans	Principal Balance	Percentage of Group Loans	Average Principal Balance	Weighted Average FICO	Weighted Average LTV
Full Documentation	89	$8,112,507	100.00%	$91,152	619	76.65%
Total:	**89**	**$8,112,507**	**100.00%**	**$91,152**	**619**	**76.65%**

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11. Occupancy

Occupancy	Number of Mortgage Loans	Principal Balance	Percentage of Group Loans	Average Principal Balance	Weighted Average FICO	Weighted Average LTV
Owner Occupied	89	$8,112,507	100.00%	$91,152	619	76.65%
Total:	**89**	**$8,112,507**	**100.00%**	**$91,152**	**619**	**76.65%**

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12. Property Type

Property Type	Number of Mortgage Loans	Principal Balance	Percentage of Group Loans	Average Principal Balance	Weighted Average FICO	Weighted Average LTV
Manufactured Home	89	$8,112,507	100.00%	$91,152	619	76.65%
Total:	**89**	**$8,112,507**	**100.00%**	**$91,152**	**619**	**76.65%**

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13. Credit Grade

Credit Grade	Number of Mortgage Loans	Principal Balance	Percentage of Group Loans	Average Principal Balance	Weighted Average FICO	Weighted Average LTV
A4	42	$4,163,360	51.32%	$99,128	654	79.96%
AM	8	703,112	8.67	87,889	571	75.26
AX	23	2,126,201	26.21	92,444	599	78.14
B	12	887,287	10.94	73,941	556	64.55
C	2	122,222	1.51	61,111	536	50.92
CM	2	110,324	1.36	55,162	599	57.69
Total:	**89**	**$8,112,507**	**100.00%**	**$91,152**	**619**	**76.65%**

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14. Prepayment Penalty Term

Prepayment Penalty Term	Number of Mortgage Loans	Principal Balance	Percentage of Group Loans	Average Principal Balance	Weighted Average FICO	Weighted Average LTV
0	24	$1,752,040	21.60%	$73,002	630	75.33%
12	2	182,434	2.25	91,217	695	83.13
24	40	3,968,914	48.92	99,223	599	75.9
36	22	2,157,507	26.59	98,068	640	78.71
60	1	51,613	0.64	51,613	677	70
Total:	**89**	**$8,112,507**	**100.00%**	**$91,152**	**619**	**76.65%**

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15. IO Term

IO Term	Number of Mortgage Loans	Principal Balance	Percentage of Group Loans	Average Principal Balance	Weighted Average FICO	Weighted Average LTV
0	89	$8,112,507	100.00%	$91,152	619	76.65%
Total:	**89**	**$8,112,507**	**100.00%**	**$91,152**	**619**	**76.65%**

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16. Note Margin (%)

Note Margin (%)	Number of Mortgage Loans	Principal Balance	Percentage of Group Loans	Average Principal Balance	Weighted Average FICO	Weighted Average LTV
N/A Fixed Rate	26	$2,119,722	26.13%	$81,528	653	78.35%
5.000 - 5.499	1	113,577	1.4	113,577	722	82
5.500 - 5.999	1	67,788	0.84	67,788	663	80
6.000 - 6.499	4	365,208	4.5	91,302	633	80.15
6.500 - 6.999	15	1,665,953	20.54	111,064	635	78.6
7.000 - 7.499	19	1,997,385	24.62	105,126	597	77.14
7.500 - 7.999	10	864,545	10.66	86,455	556	71.88
8.000 - 8.499	5	508,846	6.27	101,769	605	78.11
8.500 - 8.999	2	110,878	1.37	55,439	622	68.51
9.000 - 9.499	2	105,997	1.31	52,999	575	64.82
9.500 - 9.999	4	192,608	2.37	48,152	574	53.79
Total:	**89**	**$8,112,507**	**100.00%**	**$91,152**	**619**	**76.65%**

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17. Maximum Mortgage Rate (%)

Maximum Mortgage Rate (%)	Number of Mortgage Loans	Principal Balance	Percentage of Group Loans	Average Principal Balance	Weighted Average FICO	Weighted Average LTV
N/A Fixed Rate	26	$2,119,722	26.13%	$81,528	653	78.35%
12.000 - 12.999	7	899,255	11.08	128,465	654	80.23
13.000 - 13.999	27	2,797,303	34.48	103,604	615	79.91
14.000 - 14.999	19	1,754,530	21.63	92,344	580	72.7

15.000 - 15.999	5	298,041	3.67	59,608	582	62.36
16.000 - 16.999	5	243,656	3	48,731	573	57.19
Total:	**89**	**$8,112,507**	**100.00%**	**$91,152**	**619**	**76.65%**

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18. Minimum Mortgage Rate (%)

Minimum Mortgage Rate (%)	Number of Mortgage Loans	Principal Balance	Percentage of Group Loans	Average Principal Balance	Weighted Average FICO	Weighted Average LTV
N/A Fixed Rate	26	$2,119,722	26.13%	$81,528	653	78.35%
6.000 - 6.999	17	1,815,003	22.37	106,765	648	79.12
7.000 - 7.999	31	3,125,302	38.52	100,816	588	76.85
8.000 - 8.999	8	693,975	8.55	86,747	594	71.95
9.000 - 9.999	5	255,233	3.15	51,047	602	62.35
10.000 - 10.999	2	103,274	1.27	51,637	555	59.17
Total:	**89**	**$8,112,507**	**100.00%**	**$91,152**	**619**	**76.65%**

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19. Next Interest Rate Adjustment Date

Next Interest Rate Adjustment Date	Number of Mortgage Loans	Principal Balance	Percentage of Group Loans	Average Principal Balance	Weighted Average FICO	Weighted Average LTV
N/A Fixed Rate	26	$2,119,722	26.13%	$81,528	653	78.35%
2007-01	10	765,984	9.44	76,598	589	71.76
2007-02	31	3,131,317	38.6	101,010	600	76.54
2007-03	14	1,266,343	15.61	90,453	630	76.81
2008-02	6	564,603	6.96	94,100	578	75.59
2008-03	2	264,538	3.26	132,269	699	80
Total:	**89**	**$8,112,507**	**100.00%**	**$91,152**	**619**	**76.65%**

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11 Madison Avenue - Fifth floor
NY, NY 10010

Credit Suisse First Boston, Asset Finance Group
GMAC - RFC Home Equity Portfolio- KS4
All records

Selection Criteria: All records
Table of Contents

1. Combined Loan-to-Value (1)

Combined Loan-to-Value (1)	Number of Mortgage Loans	Principal Balance	Percentage of Group Loans	Average Principal Balance	Weighted Average FICO (2)
10.01 - 20.00	3	$149,727	0.04%	$49,909	652
20.01 - 30.00	10	813,542	0.20	81,354	598
30.01 - 40.00	25	2,274,421	0.55	90,977	598
40.01 - 50.00	50	5,101,406	1.23	102,028	575
50.01 - 60.00	111	11,810,514	2.85	106,401	591
60.01 - 70.00	224	30,701,506	7.41	137,060	585
70.01 - 80.00	726	99,281,497	23.96	136,751	603
80.01 - 90.00	1,178	187,693,487	45.29	159,332	616
90.01 - 100.00	603	76,560,125	18.48	126,965	620
Total:	**2,930**	**$414,386,224**	**100.00%**	**$141,429**	**610**

Wtd Avg CLTV: 83.38

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2. Combined Loan-to-Value-IO Loans (1)

Combined Loan-to-Value-IO Loans (1)	Number of Mortgage Loans	Principal Balance	Percentage of Group Loans	Average Principal Balance	Weighted Average FICO (2)
60.01 - 70.00	1	$410,000	5.85%	$410,000	618
70.01 - 80.00	9	2,069,927	29.52	229,992	624
80.01 - 90.00	15	4,152,212	59.21	276,814	638
90.01 - 100.00	2	380,500	5.43	190,250	673
Total:	**27**	**$7,012,640**	**100.00%**	**$259,727**	**635**

Wtd Avg CLTV (IO): 85.14

(1) CLTV calculation takes into account silent seconds and piggybacks
(2) Weighted Average FICO Score only includes scores >= 350 and <= 850.

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Apr 20, 2005 18:11

11 Madison Avenue - Fifth floor
NY, NY 10010

Credit Suisse First Boston, Asset Finance Group
GMAC - RFC Home Equity Portfolio- KS4
FRM Loans

FRM Loans												
Loan Type	Gross Coupon	Subservicing Fee	Master Fee	Net Coupon	Loan Count	Cut-Off Date Balance	Original Balance	Remaining Term	Original Term	Age	Remaining Amortization Term	Original Amort Term
15 YR FIXED	7.852	0.311	0.08	7.461	65	$5,407,441.36	$5,436,159.00	174	175	1	174	175
30 YR FIXED	7.743	0.327	0.08	7.336	465	$61,663,899.41	$61,858,767.96	352	355	3	352	355
Grand Total:	**7.752**	**0.325**	**0.08**	**7.346**	**530**	**$67,071,340.77**	**$67,294,926.96**	**338**	**341**	**3**	**338**	**341**

Weighted Average FICO
618
580
596
598
602

604
603
609
613
615
604
603
618
606
625
625
616
605
611
634
606

Weighted Average FICO
618
585
596
598
602
604
603
609
613
615
603
603

618
606
625
625
616
605
611
634
606

Weighted Average FICO
682
640
632
630
616
607
592
579
560
560
556
539
522
606

Weighted Average FICO
606
606

Weighted Average FICO
606
606

Weighted Average FICO
606
606

Weighted Average FICO
602
606
603
614
596

623
561
619
635
631
596
676
425
678
606

Weighted Average FICO
602
584
589
606
582
593
590
582
593
588
576
587
595
606
609
615
615
606

Weighted Average FICO
632
604
634
606

Weighted Average FICO
604
615
609
607
656
605
601
619
606

Weighted Average FICO

601
616
619
606

Weighted Average FICO
606
606

Weighted Average FICO
609
605
606

Weighted Average FICO
609
619
606
604

610
576
606

Weighted Average FICO
425
491
511
529
549
569
589
609
629
649
669
687
708
731
747
771
781
816
606

Weighted Average FICO
593
603
604
601
617
614
595
574
601
612
599
711
606
598
604
588
593
595
596
552
600
603
604
612
590
603
674
622
611
573
607
616
616
606
593
601

596
639
586
564
601
621
610
610
600
580
606
602
592
603
607
606

Weighted Average FICO
598
625
606

Credit Suisse First Boston, Asset Finance Group
GMAC - RFC Home Equity Portfolio- KS4
All records

1. Summary

Month to Roll: 24
[redacted]
WA Remaining IO Term: 30

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2. FICO

FICO	# Loans	Total Balance	% Balance	WA Loan Balance	WAC	WA FICO	% LTV	Primary	SF PUD	Refi Cashout	Full Doc	NINA No Doc	Interest Only
1 - 500	28	3,522,244.79	0.85	125,794.46	8.595	490	68.49	100.00	89.08	89.03	89.25	0	0.00
501 - 520	68	8,281,077.02	2.00	121,780.54	8.489	512	71.26	98.70	88.66	96.57	88.55	0	0.00
521 - 540	139	17,419,943.89	4.20	125,323.34	8.512	530	73.53	100.00	91.76	86.14	85.82	0	0.00
541 - 560	216	28,146,915.09	6.79	130,309.79	8.354	551	78.31	95.76	89.26	87.40	83.37	0	0.00
561 - 580	345	46,107,063.91	11.13	133,643.66	8.080	570	82.42	96.31	93.35	66.28	89.13	0	0.36
581 - 600	455	60,067,781.54	14.50	132,017.10	7.822	590	83.75	92.70	91.63	64.34	76.97	0	0.00
601 - 620	626	89,691,650.42	21.64	143,277.40	7.584	610	85.27	93.48	91.74	62.02	65.51	0	3.03
621 - 640	410	61,897,108.90	14.94	150,968.56	7.444	629	84.98	92.29	89.06	62.92	60.43	0	1.97
641 - 660	292	46,103,031.03	11.13	157,887.09	7.212	649	83.64	86.32	88.80	66.56	54.36	0	2.53
661 - 680	185	27,886,615.57	6.73	150,738.46	7.117	670	85.05	86.07	88.72	63.60	54.57	0	4.30
681 - 700	75	11,351,654.47	2.74	151,355.39	6.999	689	84.92	84.37	89.48	61.27	57.68	0	4.83
701 - 750	77	12,012,685.34	2.90	156,008.90	6.865	722	83.37	73.25	69.28	53.34	61.46	0	0.00
751 >=	14	1,898,452.21	0.46	135,603.73	6.817	768	77.73	63.96	65.09	79.20	88.13	0	0.00
Total:	2930	414,386,224.18	100.00	141,428.75	7.658	610	83.01	91.83	89.89	67.04	69.56	0	1.69

Mean: 607
Wtd Avg: 610
Median: 607
Standard Deviation: 47

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3. LTV

LTV	# Loans	Total Balance	% Balance	WA Loan Balance	WAC	WA FICO	% LTV	Primary	SF PUD	Refi Cashout	Full Doc	NINA No Doc	Interest Only
0.01 - 50.00	88	8,339,095.91	2.01	94,762.45	7.659	585	41.58	89.27	85.73	91.99	58.95	0	0.00
50.01 - 55.00	46	5,162,167.44	1.25	112,221.03	7.622	596	53.49	82.36	87.87	78.70	56.51	0	0.00
55.01 - 60.00	67	7,239,761.02	1.75	108,056.13	7.856	590	58.45	91.84	87.61	87.16	55.22	0	0.00
60.01 - 65.00	75	10,321,743.87	2.49	137,623.25	7.619	579	63.70	93.27	86.95	83.84	72.94	0	0.00
65.01 - 70.00	149	20,306,995.95	4.90	136,288.56	7.821	586	68.94	84.66	88.10	86.18	60.10	0	2.02
70.01 - 75.00	234	30,444,871.26	7.35	130,106.29	7.801	596	74.17	80.73	83.10	71.04	60.31	0	1.54
75.01 - 80.00	552	74,928,758.62	18.08	135,740.50	7.510	607	79.57	87.40	86.38	64.22	61.85	0	2.14
80.01 - 85.00	495	74,007,552.45	17.86	149,510.21	7.471	611	84.46	90.73	90.03	77.91	75.12	0	0.55
85.01 - 90.00	700	114,737,242.72	27.69	163,910.35	7.615	618	89.60	96.06	92.86	67.19	71.22	0	3.27
90.01 - 95.00	514	68,001,670.96	16.41	132,298.97	7.955	621	94.86	98.57	93.36	42.46	79.09	0	0.56
95.01 - 100.0	10	896,363.98	0.22	89,636.40	8.799	624	100.00	100.00	100.00	25.74	100.00	0	0.00
Total:	2930	414,386,224.18	100.00	141,428.75	7.658	610	83.01	91.83	89.89	67.04	69.56	0	1.69

Mean: 82.12
Wtd Avg: 83.01
Median: 85.00
Standard Deviation: 12.19
LTV=80 %: 14.16
Silent Second %: 2.47

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4. Purpose

Purpose	# Loans	Total Balance	% Balance	WA Loan Balance	WAC	WA FICO	% LTV	Primary	SF PUD	Refi Cashout	Full Doc	NINA No Doc	Interest Only
EQUITY REF	1916	277,797,000.21	67.04	144,988.00	7.616	605	81.47	93.32	89.37	100.00	73.14	0	1.94
PURCHASE	730	98,362,439.06	23.74	134,743.07	7.829	618	87.83	87.89	89.07	0.00	59.44	0	0.80
RATE/TERM	284	38,226,784.91	9.22	134,601.36	7.522	621	81.79	91.07	95.76	0.00	69.62	0	2.16
Total:	2930	414,386,224.18	100.00	141,428.75	7.658	610	83.01	91.83	89.89	67.04	69.56	0	1.69

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5. Occ Type

Occ Type	# Loans	Total Balance	% Balance	WA Loan Balance	WAC	WA FICO	% LTV	Primary	SF PUD	Refi Cashout	Full Doc	NINA No Doc	Interest Only
Investment P	221	23,843,573.03	5.75	107,889.47	7.741	638	75.93	0.00	74.64	59.88	51.21	0	0.00
Owner Occup	2649	380,515,504.84	91.83	143,644.96	7.652	607	83.43	100.00	90.99	68.13	71.43	0	1.84
Second/Vaca	60	10,027,146.31	2.42	167,119.11	7.667	639	83.69	0.00	84.41	42.59	42.26	0	0.00
Total:	2930	414,386,224.18	100.00	141,428.75	7.658	610	83.01	91.83	89.89	67.04	69.56	0	1.69

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6. Documentation

Documentation	# Loans	Total Balance	% Balance	WA Loan Balance	WAC	WA FICO	% LTV	Primary	SF PUD	Refi Cashout	Full Doc	NINA No Doc	Interest Only
Full Documer	2128	288,262,506.64	69.56	135,461.70	7.657	603	83.84	94.29	89.28	70.49	100.00	0	2.36
Reduced Doc	802	126,123,717.54	30.44	157,261.49	7.658	625	81.10	86.18	91.27	59.16	0.00	0	0.17
Total:	2930	414,386,224.18	100.00	141,428.75	7.658	610	83.01	91.83	89.89	67.04	69.56	0	1.69

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7. Property Type

Property Type	# Loans	Total Balance	% Balance	WA Loan Balance	WAC	WA FICO	% LTV	Primary	SF PUD	Refi Cashout	Full Doc	NINA No Doc	Interest Only
Attached PUD	35	5,410,721.68	1.31	154,592.05	7.625	608	84.11	87.26	100.00	62.37	71.40	0	0.00
Condo under	94	14,995,101.64	3.62	159,522.36	7.469	622	82.00	82.19	0.00	58.79	71.14	0	0.00
Detached PU	232	44,664,175.94	10.78	192,518.00	7.530	610	84.46	92.29	100.00	56.73	66.66	0	5.38
Manufactured	89	8,112,507.39	1.96	91,151.77	7.881	619	76.65	100.00	0.00	83.90	100.00	0	0.00
Mid-rise cond	2	308,606.38	0.07	154,303.19	7.794	656	90.00	0.00	0.00	54.83	54.83	0	0.00
Single Family	2346	322,401,171.73	77.80	137,425.90	7.680	608	83.12	93.14	100.00	68.10	69.39	0	1.43
Townhouse/ro	31	3,943,554.67	0.95	127,211.44	7.669	601	75.68	73.92	0.00	85.01	71.78	0	0.00
Two-to-four fa	101	14,550,384.75	3.51	144,063.22	7.634	627	81.92	75.24	0.00	71.44	62.67	0	0.00
Total:	2930	414,386,224.18	100.00	141,428.75	7.658	610	83.01	91.83	89.89	67.04	69.56	0	1.69

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8. Remaining Balance

Remaining Balance	# Loans	Total Balance	% Balance	WA Loan Balance	WAC	WA FICO	% LTV	Primary	SF PUD	Refi Cashout	Full Doc	NINA No Doc	Interest Only
1 - 50000	56	2,398,070.68	0.58	42,822.69	8.897	596	56.59	90.67	84.95	91.92	82.31	0	0.00
50001 - 7500	528	33,002,435.48	7.96	62,504.61	8.316	602	80.40	84.70	87.79	58.25	79.65	0	0.00
75001 - 1000	514	45,109,282.00	10.89	87,761.25	8.014	602	81.99	89.96	87.40	60.70	77.18	0	0.22
100001 - 125	452	50,851,864.77	12.27	112,504.13	7.912	604	82.49	90.38	89.23	67.44	75.63	0	0.23
125001 - 150	363	49,771,005.52	12.01	137,110.21	7.746	610	84.07	93.33	89.84	65.00	72.70	0	0.59
150001 - 200	470	81,207,895.34	19.60	172,782.76	7.600	610	83.42	93.00	89.11	67.58	66.54	0	1.32
200001 - 250	240	53,723,048.18	12.96	223,846.03	7.368	616	83.08	89.98	93.03	69.98	59.02	0	2.12
250001 - 300	146	39,915,307.49	9.63	273,392.52	7.442	609	83.53	94.43	91.14	72.50	61.11	0	2.11
300001 - 350	77	24,858,292.64	6.00	322,834.97	7.223	616	85.70	96.12	96.07	75.19	67.55	0	2.50
350001 - 400	56	21,018,471.04	5.07	375,329.84	7.175	626	85.78	94.76	89.02	66.06	65.79	0	7.32
400001 - 450	16	6,807,493.08	1.64	425,468.32	7.141	618	81.15	100.00	93.41	73.88	87.60	0	11.97
450001 - 500	12	5,723,057.96	1.38	476,921.50	6.816	624	82.34	91.26	74.80	58.05	66.72	0	8.38
Total:	2930	414,386,224.18	100.00	141,428.75	7.658	610	83.01	91.83	89.89	67.04	69.56	0	1.69

Min Remaining Bal.: 22450
Max Remaining Bal.: 500000

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9. State

State	# Loans	Total Balance	% Balance	WA Loan Balance	WAC	WA FICO	% LTV	Primary	SF PUD	Refi Cashout	Full Doc	NINA No Doc	Interest Only
California	244	56,568,114.93	13.65	231,836.54	6.869	623	81.73	94.47	88.58	84.39	77.35	0	1.42
Florida	265	39,563,397.84	9.55	149,295.84	7.645	614	83.97	85.93	91.04	54.80	58.07	0	0.36
Michigan	184	22,099,735.44	5.33	120,107.26	7.923	608	82.82	92.10	94.20	75.51	66.85	0	2.84
Georgia	147	18,368,974.70	4.43	124,959.01	7.971	604	83.50	90.87	97.28	61.86	73.65	0	0.00
Minnesota	101	17,767,094.02	4.29	175,911.82	7.939	612	83.08	88.00	88.66	71.54	52.87	0	1.34
Texas	159	16,907,008.89	4.08	106,333.39	7.864	614	83.58	94.03	95.22	30.17	61.39	0	0.00
Arizona	101	14,645,561.53	3.53	145,005.56	7.590	606	82.99	94.65	87.31	69.34	67.19	0	1.77

Wisconsin	112	14,212,609.14	3.43	126,898.30	7.847	607	84.56	94.23	86.57	73.17	69.21	0	0.00
Virginia	84	14,053,342.08	3.39	167,301.69	7.716	610	80.04	93.82	85.97	73.44	59.96	0	0.00
Illinois	88	13,366,993.41	3.23	151,897.65	7.555	601	82.06	90.08	85.62	71.29	77.53	0	0.00
North Carolin	101	12,311,930.81	2.97	121,900.31	8.021	607	83.64	89.33	92.54	51.01	63.77	0	2.38
Ohio	101	10,574,357.09	2.55	104,696.60	7.960	606	86.08	92.18	90.67	64.70	84.84	0	0.00
Nevada	53	10,558,807.87	2.55	199,222.79	7.284	612	82.61	88.30	92.47	77.69	86.58	0	8.46
Washington	65	9,831,449.25	2.37	151,253.07	7.320	607	81.72	92.96	92.80	64.56	66.70	0	2.75
Indiana	105	9,712,673.44	2.34	92,501.65	7.982	611	85.48	89.47	96.17	65.75	77.13	0	0.00
Other	1020	133,844,173.74	32.30	131,219.78	7.809	606	83.03	92.73	88.15	65.79	70.96	0	2.60
Total:	2930	414,386,224.18	100.00	141,428.75	7.658	610	83.01	91.83	89.89	67.04	69.56	0	1.69

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10. California Breakdown

California Breakdown	# Loans	Total Balance	% Balance	WA Loan Balance	WAC	WA FICO	% LTV	Primary	SF PUD	Refi Cashout	Full Doc	NINA No Doc	Interest Only
CA-N	84	19,702,863.76	34.83	234,557.90	6.924	618	82.18	93.18	94.70	79.75	75.93	0	1.12
CA-S	160	36,865,251.17	65.17	230,407.82	6.839	625	81.48	95.16	85.30	86.87	78.11	0	1.58
Total:	244	56,568,114.93	100.00	231,836.54	6.869	623	81.73	94.47	88.58	84.39	77.35	0	1.42

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11. RATE_TYPE

RATE_TYPE	# Loans	Total Balance	% Balance	WA Loan Balance	WAC	WA FICO	% LTV	Primary	SF PUD	Refi Cashout	Full Doc	NINA No Doc	Interest Only
ARM	2400	347,314,883.41	83.81	144,714.53	7.639	606	83.10	92.07	90.34	65.30	68.47	0	2.02
FIXED	530	67,071,340.77	16.19	126,549.70	7.752	629	82.52	90.58	87.54	76.05	75.22	0	0.00
Total:	2930	414,386,224.18	100.00	141,428.75	7.658	610	83.01	91.83	89.89	67.04	69.56	0	1.69

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12. LIEN

LIEN	# Loans	Total Balance	% Balance	WA Loan Balance	WAC	WA FICO	% LTV	Primary	SF PUD	Refi Cashout	Full Doc	NINA No Doc	Interest Only
First Lien	2930	414,386,224.18	100.00	141,428.75	7.658	610	83.01	91.83	89.89	67.04	69.56	0	1.69
Total:	2930	414,386,224.18	100.00	141,428.75	7.658	610	83.01	91.83	89.89	67.04	69.56	0	1.69

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13. *Prepayment Term*

Prepayment Term	# Loans	Total Balance	% Balance	WA Loan Balance	WAC	WA FICO	% LTV	Primary	SF PUD	Refi Cashout	Full Doc	NINA No Doc	Interest Only
0	1110	153,651,728.99	37.08	138,424.98	7.733	611	82.43	91.51	90.25	59.03	64.42	0	2.40
6	1	58,184.93	0.01	58,184.93	7.875	619	85.00	100.00	100.00	0.00	100.00	0	0.00
12	108	19,374,168.12	4.68	179,390.45	7.696	611	82.28	81.28	84.14	69.90	60.01	0	1.51
24	1206	174,478,958.89	42.11	144,675.75	7.635	604	83.42	93.98	89.96	69.79	73.42	0	1.24
36	496	65,915,387.30	15.91	132,893.93	7.529	623	83.43	89.85	90.47	77.40	74.08	0	1.31
60	9	907,795.95	0.22	100,866.22	7.841	614	86.40	100.00	94.31	84.94	71.58	0	0.00
Total:	2,930	414,386,224.18	100	141,428.75	7.658	610	83.01	91.83	89.89	67.04	69.56	0	1.69

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14. Index Bucket

Index Bucket	# Loans	Total Balance	% Balance	WA Loan Balance	WAC	WA FICO	% LTV	Primary	SF PUD	Refi Cashout	Full Doc	NINA No Doc	Interest Only
6 month LIBO	2400	347,314,883.41	100.00	144,714.53	7.639	606	83.10	92.07	90.34	65.30	68.47	0	2.02
Total:	2,400	347,314,883.41	100	144,714.53	7.639	606	83.1	92.07	90.34	65.3	68.47	0	2.02

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15. Remaining Balance (IO Loans Only)

Remaining Balance (IO Loans Only)	# Loans	Total Balance	% Balance	WA Loan Balance	WAC	WA FICO	% LTV	Primary	SF PUD	Refi Cashout	Full Doc	NINA No Doc	Interest Only
75,001 - 100,	1	98,800.00	1.41	98,800.00	6.625	618	80.00	100.00	100.00	0.00	100.00	0	100.00
100,001 - 125	1	118,000.00	1.68	118,000.00	7.375	615	78.00	100.00	100.00	0.00	100.00	0	100.00
125,001 - 150	2	291,500.00	4.16	145,750.00	7.691	648	91.47	100.00	100.00	100.00	100.00	0	100.00
150,001 - 200	6	1,070,460.00	15.26	178,410.00	6.991	626	85.22	100.00	100.00	68.89	100.00	0	100.00
200,001 - 250	5	1,137,912.41	16.23	227,582.48	7.171	630	88.19	100.00	100.00	100.00	80.60	0	100.00
250,001 - 300	3	840,425.81	11.98	280,141.94	7.220	654	86.22	100.00	100.00	100.00	100.00	0	100.00
300,001 - 350	2	621,641.65	8.86	310,820.83	6.935	655	82.67	100.00	100.00	51.15	100.00	0	100.00
350,001 - 400	4	1,539,200.00	21.95	384,800.00	7.132	621	84.68	100.00	100.00	50.62	100.00	0	100.00
400,001 - 450	2	815,000.00	11.62	407,500.00	6.627	650	78.93	100.00	100.00	100.00	100.00	0	100.00
450,001 - 500	1	479,700.00	6.84	479,700.00	6.250	623	90.00	100.00	100.00	100.00	100.00	0	100.00
Total:	27	7,012,639.87	100.00	259,727.40	7.011	635	85.14	100.00	100.00	76.99	96.85	0	100.00

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16. FICO (IO Only)

FICO (IO Only)	# Loans	Total Balance	% Balance	WA Loan Balance	WAC	WA FICO	% LTV	Primary	SF PUD	Refi Cashout	Full Doc	NINA No Doc	Interest Only
561 - 580	1	165,000.00	2.35	165,000.00	7.250	580	75.00	100.00	100.00	100.00	100.00	0	100.00
601 - 620	11	2,713,912.41	38.70	246,719.31	7.160	611	82.66	100.00	100.00	72.81	91.87	0	100.00
621 - 640	4	1,219,841.65	17.39	304,960.41	6.944	626	86.27	100.00	100.00	75.11	100.00	0	100.00
641 - 660	4	1,166,825.81	16.64	291,706.45	7.112	649	84.75	100.00	100.00	65.72	100.00	0	100.00
661 - 680	5	1,199,060.00	17.10	239,812.00	6.766	667	88.79	100.00	100.00	85.66	100.00	0	100.00
681 - 700	2	548,000.00	7.81	274,000.00	6.669	685	90.78	100.00	100.00	100.00	100.00	0	100.00
Total:	27	7,012,639.87	100.00	259,727.40	7.011	635	85.14	100.00	100.00	76.99	96.85	0	100.00

Mean: 634
Wtd Avg: 635
Median: 624
Standard Deviation: 29

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10. Geographic Distribution By Balance

Geographic Distribution By Balance	No of Loans	Principal Balance at origination	Remaining Principal Balance	% of Remaining Balance	WAC	WA Remaining Term	FICO
Alabama	90	8,698,033.00	8,691,938.99	2.1	8.315	348	595
Alaska	1	117,800.00	117,720.96	0.03	8	359	603
Arizona	101	14,669,972.00	14,645,561.53	3.53	7.59	356	606
Arkansas	25	2,259,435.00	2,257,952.77	0.54	8.13	359	614
California	244	56,821,840.00	56,568,114.93	13.65	6.869	354	623
Colorado	47	8,281,777.00	8,270,665.57	2	7.5	359	614
Connecticut	24	5,086,936.60	5,082,992.09	1.23	7.692	359	600
Delaware	6	827,700.00	826,839.67	0.2	7.439	359	574
District of Columbia	14	2,818,420.00	2,815,669.20	0.68	7.563	359	599
Florida	265	39,617,250.66	39,563,397.84	9.55	7.645	357	614
Georgia	147	18,385,877.00	18,368,974.70	4.43	7.971	355	604
Hawaii	9	2,306,350.00	2,289,788.17	0.55	7.196	347	678
Idaho	18	2,788,400.00	2,785,105.50	0.67	7.547	358	614
Illinois	88	13,380,566.00	13,366,993.41	3.23	7.555	356	601
Indiana	105	9,725,967.50	9,712,673.44	2.34	7.982	358	611
Iowa	22	1,717,650.00	1,714,678.75	0.41	8.615	358	592
Kansas	21	1,911,000.00	1,909,563.48	0.46	8.262	359	593
Kentucky	53	5,500,954.00	5,492,400.02	1.33	7.704	345	600
Louisiana	67	7,763,272.00	7,757,956.49	1.87	8.147	356	598
Maine	7	817,600.00	816,941.89	0.2	8.151	339	553
Maryland	46	8,281,032.30	8,270,384.81	2	7.796	358	599
Massachusetts	27	6,246,615.00	6,237,607.56	1.51	7.62	358	607
Michigan	184	22,111,211.00	22,099,735.44	5.33	7.923	359	608
Minnesota	101	17,777,635.00	17,767,094.02	4.29	7.939	359	612
Mississippi	42	3,719,820.00	3,715,714.35	0.9	8.234	345	590
Missouri	87	9,405,985.00	9,400,473.50	2.27	7.843	358	604
Montana	1	75,000.00	74,940.02	0.02	7.125	359	674
Nebraska	9	667,550.00	667,262.29	0.16	8.053	328	617
Nevada	53	10,594,095.00	10,558,807.87	2.55	7.284	356	612
New Hampshire	4	735,900.00	734,712.30	0.18	7.637	358	589
New Jersey	33	6,474,249.00	6,470,611.71	1.56	7.597	359	612
New Mexico	18	2,590,800.00	2,587,415.54	0.62	8.03	347	611
New York	32	6,800,450.00	6,788,168.45	1.64	7.256	358	621

North Carolina	101	12,325,518.22	12,311,930.81	2.97	8.021	356	607
North Dakota	5	387,850.00	387,723.45	0.09	8.684	359	591
Ohio	101	10,594,579.00	10,574,357.09	2.55	7.96	357	606
Oklahoma	34	3,279,351.00	3,277,368.55	0.79	8.001	355	598
Oregon	29	4,133,687.00	4,120,402.90	0.99	7.378	357	640
Pennsylvania	72	8,442,191.00	8,432,224.27	2.03	7.844	354	598
Rhode Island	4	813,650.00	811,050.35	0.2	7.811	356	636
South Carolina	57	6,156,155.00	6,149,990.40	1.48	8.007	354	603
South Dakota	3	313,600.00	313,352.69	0.08	7.196	359	621
Tennessee	62	6,207,546.00	6,200,933.46	1.5	8.093	355	609
Texas	159	16,931,051.00	16,907,008.89	4.08	7.864	342	614
Utah	33	6,054,369.00	6,049,670.65	1.46	7.474	355	605
Vermont	3	540,350.00	540,350.00	0.13	7.415	360	580
Virginia	84	14,073,219.31	14,053,342.08	3.39	7.716	350	610
Washington	65	9,845,665.00	9,831,449.25	2.37	7.32	357	607
West Virginia	9	1,232,435.00	1,232,121.47	0.3	8.263	359	592
Wisconsin	112	14,229,877.00	14,212,609.14	3.43	7.847	355	607
Wyoming	6	551,560.00	551,481.47	0.13	7.755	332	616
Total:	2,930	415,089,796.59	414,386,224.18	100	7.658	355	610

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11. Remaining Term

Remaining Term	No of Loans	Principal Balance at origination	Remaining Principal Balance	% of Remaining Balance	WAC	WA Remaining Term	FICO
<= 180	65	5,436,159.00	5,407,441.36	1.3	7.852	174	631
181 - 348	23	3,115,961.00	3,089,683.14	0.75	6.935	264	641
349 - 360	2,842	406,537,676.59	405,889,099.68	97.95	7.661	358	609
Total:	2,930	415,089,796.59	414,386,224.18	100	7.658	355	610

Minimum Remaining Term: 117
Maximum Remaining Term: 360
WA Remaining Term: 355

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12. IO Loans

IO Loans	No of Loans	Principal Balance at origination	Remaining Principal Balance	% of Remaining Balance	WAC	WA Remaining Term	FICO
N	2,903	408,076,736.59	407,373,584.31	98.31	7.669	355	609
Y	27	7,013,060.00	7,012,639.87	1.69	7.011	358	635
Total:	2,930	415,089,796.59	414,386,224.18	100	7.658	355	610

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13. Gross Margin

Gross Margin	No of Loans	Principal Balance at origination	Remaining Principal Balance	% of Remaining Balance	WAC	WA Remaining Term	FICO
3.001 - 3.500	1	74,800.00	74,688.41	0.02	7.49	358	739
4.001 - 4.500	3	465,000.00	462,161.24	0.13	6.11	355	648
4.501 - 5.000	20	4,097,400.00	4,090,569.16	1.18	6.661	358	622
5.001 - 5.500	171	35,732,215.00	35,532,548.87	10.23	6.614	354	626
5.501 - 6.000	325	51,895,286.22	51,811,416.03	14.92	7.019	358	628
6.001 - 6.500	441	66,920,415.50	66,875,336.32	19.25	7.301	359	620
6.501 - 7.000	547	80,837,030.91	80,777,899.87	23.26	7.654	359	606
7.001 - 7.500	387	49,975,768.00	49,944,101.59	14.38	8.142	359	590
7.501 - 8.000	238	29,460,501.00	29,439,359.60	8.48	8.501	359	578
8.001 - 8.500	127	15,046,064.00	15,026,873.26	4.33	8.933	359	570
8.501 - 9.000	70	7,471,155.00	7,465,060.57	2.15	9.281	359	563
9.001 - 9.500	51	4,276,934.00	4,273,750.93	1.23	9.706	359	562
9.501 - 10.000	17	1,275,900.00	1,274,902.06	0.37	10.06	358	557
10.001 >=	2	266,400.00	266,215.50	0.08	10.147	358	546
Total:	2,400	347,794,869.63	347,314,883.41	100	7.639	358	606

Minimum Gross Margin: 3.250
Maximum Gross Margin: 10.260
WA Gross Margin: 6.687

Excludes fixed rate loans.

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14. Silent Second

Silent Second	No of Loans	Principal Balance at origination	Remaining Principal Balance	% of Remaining Balance	WAC	WA Remaining Term	FICO
N	2,837	404,846,214.59	404,153,527.17	97.53	7.662	355	610
Y	93	10,243,582.00	10,232,697.01	2.47	7.485	352	608
Total:	2,930	415,089,796.59	414,386,224.18	100	7.658	355	610

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04/19/2005 10:40

11 Madison Avenue - Fifth floor
NY, NY 10010

%Full Doc	LTV	% Owner Occupied (excludes second home)	% Fixed Rate
79.28	42.27	80.06	79.23
82.47	57.35	91.24	42.44
79.65	80.4	84.7	23.37
77.18	81.99	89.96	20.23
75.63	82.49	90.38	16.45
72.7	84.07	93.33	17.08
66.88	83.82	90.02	13.03
66.14	82.96	96.55	17.54

59.02	83.08	89.98	9.38
61.11	83.53	94.43	16.22
66.74	85.74	95.5	12.91
78.07	81.7	96.01	20.85
69.56	83.01	91.83	16.19

%Full Doc	LTV	% Owner Occupied (excludes second home)	% Fixed Rate
90.23	82.05	100	8.9
87.1	81.63	99.19	2.8
81.23	80.37	97.29	17.7
70.14	81.57	91.41	18.66
63	82.82	91.19	12.28
64.23	84.21	88.84	16.12
67.11	85.66	91.42	15.76
75.17	84.54	91.42	20.08
81.87	80.64	97.38	16.7
82.17	79.31	95.22	23.49
75.84	78.16	95.93	33.59
86.67	75.51	100	28.05
100	39.91	100	57.4
100	60	100	100
69.56	83.01	91.83	16.19

%Full Doc	LTV	% Owner Occupied (excludes second home)	% Fixed Rate
89.25	68.49	100	10.75
89.48	72.91	99.17	5.3
82.96	75.29	98.42	11
89.19	81.13	95.81	8.42
78.11	83.74	93.28	11.48
65.3	85.26	93.72	15.75
57.49	84.3	89.99	19.04
55.18	84.22	85.3	24.43
53.47	85.75	84.42	31.16
64.24	81.9	72.82	46.27
58.17	85.12	73.75	15.86
86.02	76.22	75.35	56.26
100	80.6	0	31.39
100	94	0	0
69.56	83.01	91.83	16.19

%Full Doc	LTV	% Owner Occupied (excludes second home)	% Fixed Rate
58.95	41.58	89.27	25.78
55.75	56.38	87.9	19.27
64.42	67.17	87.56	13.89
60.31	74.17	80.73	14.05
61.85	79.57	87.4	15.75
75.12	84.46	90.73	18.63
71.22	89.6	96.06	14.55
79.09	94.86	98.57	15.91
100	100	100	100
69.56	83.01	91.83	16.19

%Full Doc	LTV	% Owner Occupied (excludes second home)	% Fixed Rate
58.95	41.58	89.27	25.78
53.54	56.31	87.29	18.65
64.51	67.09	87.59	14.46
60.48	74.17	80.42	14.27
58.55	79.42	86.38	16.13
74.73	84.44	90.58	18.61
71.25	89.52	96.06	14.67
79.55	94.6	98.61	15.97
98.68	83.44	100	18.68
69.56	83.01	91.83	16.19

%Full Doc	LTV	% Owner Occupied (excludes second home)	% Fixed Rate
100	83.84	94.29	17.5
0	81.1	86.18	13.18
69.56	83.01	91.83	16.19

%Full Doc	LTV	% Owner Occupied (excludes second home)	% Fixed Rate

73.14	81.47	93.32	18.36
59.44	87.83	87.89	10.62
69.62	81.79	91.07	14.7
69.56	83.01	91.83	16.19

%Full Doc	LTV	% Owner Occupied (excludes second home)	% Fixed Rate
51.21	75.93	0	19.45
71.43	83.43	100	15.97
42.26	83.69	0	16.77
69.56	83.01	91.83	16.19

%Full Doc	LTV	% Owner Occupied (excludes second home)	% Fixed Rate
71.4	84.11	87.26	9.46
71.14	82	82.19	20.99
66.66	84.46	92.29	18.64
100	76.65	100	26.13
54.83	90	0	0
0	81	100	0
69.16	83.07	92.36	15.71
71.78	75.68	73.92	1.83
69.56	83.01	91.83	16.19

%Full Doc	LTV	% Owner Occupied (excludes second home)	% Fixed Rate
67.09	85.39	98.64	18.25
100	95	100	0
67.19	82.99	94.65	8.54
87.19	88.54	92.63	27.01
77.35	81.73	94.47	17.17
62.54	81.47	90.63	7.89
87.76	82.16	96.64	11.35
67.51	72.23	100	0
65.89	71.14	71.17	4.15
58.07	83.97	85.93	18.08
73.65	83.5	90.87	13.58
84.27	88.99	91.84	53.19
57.72	81.76	82.05	27.01
77.53	82.06	90.08	8.66
77.13	85.48	89.47	22.31
80.74	81.54	100	4.04
89.99	82.69	92.05	4.82
80.24	85.24	94.16	15.12
67.53	83.02	94	18.07
25.13	65.37	100	23.99
76.4	80.62	87.72	16.96
52.13	80.8	97.44	8.64
66.85	82.82	92.1	8.54
52.87	83.08	88	5.11
81.96	82.34	98.52	6.84
77.12	84.42	91.92	6.81
0	72	0	0
85.84	88.67	100	25.21
86.58	82.61	88.3	15.34
100	83.85	100	21.31
41.78	78.44	90.18	10.1
52.3	86.62	100	35.28
65.88	83.8	91.43	35.86

63.77	83.64	89.33	13.46
48.35	68.6	51.65	48.35
84.84	86.08	92.18	11.42
86.36	83.51	96.76	35.96
67.95	86.48	100	31.07
83.42	84.85	92.63	27.47
68.95	86.84	100	80.37
79.64	85.63	88.65	19.3
100	81.32	100	0
68.32	85.54	86.51	19.62
61.39	83.58	94.03	37.08
64.75	81.86	96.22	12.89
100	87.48	100	0
59.96	80.04	93.82	22.44
66.7	81.72	92.96	7.82
77.05	81.95	100	0
69.21	84.56	94.23	10.01
100	86.13	82.59	33
69.56	83.01	91.83	16.19

%Full Doc	LTV	% Owner Occupied (excludes second home)	% Fixed Rate
67.01	76.3	87.58	100
90.9	82.76	97.53	85.9
69.44	83.1	91.84	14.54
69.56	83.01	91.83	16.19

%Full Doc	LTV	% Owner Occupied (excludes second home)	% Fixed Rate
69.09	82.97	91.69	16.46
96.85	85.14	100	0
69.56	83.01	91.83	16.19

%Full Doc	LTV	% Owner Occupied (excludes second home)	% Fixed Rate
100	85	0	0
100	78.83	100	0
84.13	85.47	100	0
92.02	84.34	94.95	0
61.78	81.67	92.86	0
54.05	79.9	89.37	0
64.18	84.71	89.69	0
69.03	85.79	92.98	0
80.45	85.4	93.34	0
80.89	80.59	94.75	0
82.9	79.91	98.43	0
80.52	77.73	97.91	0
72.38	72.96	93.83	0
100	84.6	100	0
68.47	83.1	92.07	0

%Full Doc	LTV	% Owner Occupied (excludes second home)	% Fixed Rate
68.88	83.07	91.62	16.28
96.75	80.31	100	12.62
69.56	83.01	91.83	16.19

First Boston, Asset Finance Group
FC Home Equity Portfolio- K54
Silent Second Liens

Selection Criteria: Silent Second Liens

Table of Contents

1. Description of the Mortgage Pool

Cutoff Date (YYYYMMDD): 20050430
Aggregate Principal Balance: 10,232,697.01
Minimum Balance: 50,090.57
Maximum Balance: 404,624.89
Number of Loans: 93
Average Principal Balance: 110,029.00
Weighted Average Original Loan-to-Value: 80.31
Minimum Loan-to-Value: 53.00
Maximum Loan-to-Value: 85.00
Weighted Average Mortgage Rate: 7.485
Minimum Mortgage Rate: 5.875
Maximum Mortgage Rate: 10.250

Weighted Average Net Mortgage Rate: 8.923
Minimum Net Mortgage Rate: 5.420
Maximum Net Mortgage Rate: 9.670
Weighted Average Note Margin: 6.846
Minimum Note Margin: 4.400
Maximum Note Margin: 8.375
Weighted Average Maximum Mortgage Rate: 13.520
Minimum Maximum Mortgage Rate: 11.125
Maximum Maximum Mortgage Rate: 15.875
Weighted Average Minimum Mortgage Rate: 7.237
Minimum Minimum Mortgage Rate: 5.125
Maximum Minimum Mortgage Rate: 9.875
Weighted Average Months to Next RA Date: 23
Minimum Months to Next RA Date: 19
Maximum Months to Next RA Date: 36
Weighted Average Remaining Term to Maturity: 352
Minimum Remaining Term: 179
Maximum Remaining Term: 360
Weighted Average Credit Score: 608
Minimum Available Credit Score: 524
Maximum Credit Score: 744
Percent ARM: 87.38
Percent Fixed: 12.62
First Lien: 100
Loans with Prepayment Penalty: 85.71
Percent HomeComings: 100.00
Percent Fremont: 0.00

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2. Credit Score Range

Credit Score Range	Number of Mortgage Loans	Principal Balance	Percentage of Group Loans	Average Principal Balance	Weighted Average LTV
520 - 539	2	$304,299	2.97%	$152,149	74.75%
540 - 559	6	443,367	4.33	73,895	89.19
560 - 579	11	1,288,935	12.6	117,176	78.96
580 - 599	10	1,007,717	9.85	100,772	82.63
600 - 619	39	4,228,125	41.32	108,413	80.71
620 - 639	13	1,752,277	17.12	134,791	81.11
640 - 659	7	632,212	6.18	90,316	80
660 - 679	1	124,810	1.22	124,810	80
680 - 699	1	76,650	0.75	76,650	80
700 - 719	1	166,789	1.63	166,789	53
720 - 739	1	85,000	0.83	85,000	74
740 - 759	1	92,710	0.91	92,710	80
Total:	93	$10,233,097	100.00%	$110,033	80.31%

Weighted Average Credit Score: 608
Credit Score not available (number of Loans): 0
Credit Score not available (balance): $0.00

Note: Loans for which Credit Score was not available were excluded from the calculation of the weighted average credit score

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3. Original Mortgage Loan Balance ($)

Original Mortgage Loan Balance ($)	Number of Mortgage Loans	Principal Balance	Percentage of Group Loans	Average Principal Balance	Weighted Average FICO	Weighted Average LTV
1 - 100,000	57	$4,234,769	41.38%	$74,294	609	83.00%
100,001 - 200,000	28	3,828,010	37.41	136,715	607	79.76
200,001 - 300,000	6	1,418,442	13.86	236,407	615	78.57
300,001 - 400,000	1	348,850	3.39	348,850	624	84
400,001 - 500,000	1	404,825	3.95	404,825	566	60
Total:	93	$10,232,697	100.00%	$110,029	606	80.31%

Average Unpaid Principal Balance: 110,029

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4. Remaining Mortgage Loan Balance ($)

Remaining Mortgage Loan Balance ($)	Number of Mortgage Loans	Principal Balance	Percentage of Group Loans	Average Principal Balance	Weighted Average FICO	Weighted Average LTV
1 - 100,000	57	$4,234,769	41.38%	$74,294	609	83.00%
100,001 - 200,000	28	3,828,010	37.41	136,715	607	79.76
200,001 - 300,000	6	1,418,442	13.86	236,407	615	78.57
300,001 - 400,000	1	348,850	3.39	348,850	624	84
400,001 - 500,000	1	404,825	3.95	404,825	566	60
Total:	93	$10,232,697	100.00%	$110,029	606	80.31%

Average Unpaid Principal Balance: 110,029

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5. Net Mortgage Rates (%)

Net Mortgage Rates (%)	Number of Mortgage Loans	Principal Balance	Percentage of Group Loans	Average Principal Balance	Weighted Average FICO	Weighted Average LTV
5.000 - 5.499	1	$211,876	2.07%	$211,876	637	80.00%
5.500 - 5.999	4	721,089	7.05	180,272	614	68.78
6.000 - 6.499	12	1,735,471	16.96	144,623	627	74.6
6.500 - 6.999	30	3,089,940	30.2	102,998	621	79.62
7.000 - 7.499	20	2,178,900	21.29	108,945	604	79.40
7.500 - 7.999	8	823,942	8.05	107,660	578	86.74
8.000 - 8.499	8	718,215	7.02	89,777	575	87.04
8.500 - 8.999	6	456,364	4.46	76,394	574	91.5
9.000 - 9.499	2	139,101	1.36	69,550	575	91.4
9.500 - 9.999	1	56,800	0.56	56,800	570	90
Total:	93	$10,232,697	100.00%	$110,029	606	80.31%

Weighted Average Net Mortgage Rate: 6.993

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6. Mortgage Rates (%)

Mortgage Rates (%)	Number of Mortgage Loans	Principal Balance	Percentage of Group Loans	Average Principal Balance	Weighted Average FICO	Weighted Average LTV
5.500 - 5.999	1	$211,878	2.07%	$211,878	637	80.00%
6.000 - 6.499	4	721,060	7.05	180,272	614	68.78
6.500 - 6.999	13	2,027,706	19.82	155,978	624	77.06
7.000 - 7.499	29	2,797,703	27.34	96,473	625	79.5
7.500 - 7.999	18	1,905,634	18.62	105,869	611	79.8
8.000 - 8.499	10	1,101,167	10.76	110,117	572	84.4
8.500 - 8.999	8	614,257	[illegible]	80,473	574	86.91
9.000 - 9.499	5	373,350	3.65	74,670	673	92.34
9.500 - 9.999	3	224,114	2.19	74,705	576	90.87
10.000 - 10.499	1	56,600	0.55	56,600	670	90
Total:	93	$10,232,497	100.00%	$110,029	608	80.31%

Weighted Average Mortgage Rate: 7.485

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7. Original Loan-to-Value Ratio (%)

Original Loan-to-Value Ratio (%)	Number of Mortgage Loans	Principal Balance	Percentage of Group Loans	Average Principal Balance	Weighted Average FICO
50.01 - 55.00	1	$186,789	1.83%	$186,789	703
55.01 - 60.00	1	404,825	3.95	404,825	566
65.01 - 70.00	1	114,023	1.11	114,023	529
70.01 - 75.00	3	476,667	4.66	158,889	643
75.01 - 80.00	58	6,258,861	61.16	108,088	616
80.01 - 85.00	11	1,343,717	13.13	122,156	586
85.01 - 90.00	13	1,050,270	10.26	80,790	568
90.01 - 95.00	4	398,515	3.87	99,129	600
Total:	92	$10,232,497	100.00%	$110,029	608

Weighted Average Loan-to-Value: 80.31

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8. State

State	Number of Mortgage Loans	Principal Balance	Percentage of Group Loans	Average Principal Balance	Weighted Average FICO	Weighted Average LTV
Alabama	4	$281,025	2.75%	$70,256	604	81.09%
Arizona	2	217,320	2.12	108,660	704	80
Arkansas	2	130,913	1.28	65,456	564	90
Colorado	2	605,278	5.92	302,637	679	65.64
Florida	11	1,420,319	13.88	129,120	624	79.52
Georgia	13	1,281,330	12.52	98,564	603	80.77
Illinois	2	616,129	6.02	308,065	617	80.94
Indiana	3	398,686	3.89	132,729	587	85.94
Kansas	1	74,743	0.73	74,743	620	80
Kentucky	1	65,013	0.63	65,013	576	90
Louisiana	1	141,897	1.39	141,897	593	75
Michigan	5	606,516	5.93	121,304	620	85.33
Mississippi	7	469,513	4.59	67,073	607	82.76
Missouri	5	315,077	3.08	63,015	575	84.9
New York	1	127,900	1.25	127,900	611	80
North Carolina	4	402,698	3.94	100,675	593	79.04
Ohio	2	172,403	1.68	86,202	663	78.68
Rhode Island	1	158,243	1.55	158,243	584	85
South Carolina	4	526,094	5.14	131,523	584	84.65
Tennessee	8	676,498	6.61	84,562	600	81.70
Texas	7	589,427	5.76	84,204	618	81.34
VA	4	683,598	6.68	170,900	631	77.62
WI	3	253,077	2.47	84,359	598	81.87
Total:	93	$10,232,497	100.00%	$110,029	608	80.31%

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9. Loan Purpose

Loan Purpose	Number of Mortgage Loans	Principal Balance	Percentage of Group Loans	Average Principal Balance	Weighted Average FICO	Weighted Average LTV
EQUITY REFINANCE	8	$1,689,496	16.51%	$211,187	594	73.28%
PURCHASE	76	7,049,295	68.89	92,754	607	82.59
RATE/TERM	9	1,493,907	14.6	165,990	630	77.47
Total:	93	$10,232,697	100.00%	$110,029	606	80.31%

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10. Documentation

Documentation	Number of Mortgage Loans	Principal Balance	Percentage of Group Loans	Average Principal Balance	Weighted Average FICO	Weighted Average LTV
Full Documentation	91	$9,899,987	96.75%	$108,791	606	80.46%
Reduced Documentation	2	332,710	3.25	166,355	606	75.47
Total:	93	$10,232,697	100.00%	$110,029	606	80.31%

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11. Occupancy

Occupancy	Number of Mortgage Loans	Principal Balance	Percentage of Group Loans	Average Principal Balance	Weighted Average FICO	Weighted Average LTV
Owner Occupied	93	$10,232,697	100.00%	$110,029	606	80.31%
Total:	93	$10,232,697	100.00%	$110,029	606	80.31%

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12. Property Type

Property Type	Number of Mortgage Loans	Principal Balance	Percentage of Group Loans	Average Principal Balance	Weighted Average FICO	Weighted Average LTV
Attached PUD	1	$96,245	0.94%	$96,245	616	80.00%
Condo under 5 stories	2	187,653	1.84	93,826	620	80
Detached PUD	12	1,518,151	14.84	126,513	616	80
Single Family (detached)	75	7,997,828	78.16	106,636	604	80.33
Two-to-four family units	3	432,620	4.23	144,207	643	80
Total:	93	$10,232,697	100.00%	$110,029	606	80.31%

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13. Credit Grade

Credit Grade	Number of Mortgage Loans	Principal Balance	Percentage of Group Loans	Average Principal Balance	Weighted Average FICO	Weighted Average LTV
A4	56	$6,305,492	61.62%	$112,598	624	79.12%
AM	11	1,091,621	10.67	99,238	579	85.06
AX	12	1,624,768	15.88	135,397	605	78.36
B	14	1,210,816	11.83	86,487	565	84.77
Total:	93	$10,232,697	100.00%	$110,029	606	80.31%

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14. Prepayment Penalty Term

Prepayment Penalty Term	Number of Mortgage Loans	Principal Balance	Percentage of Group Loans	Average Principal Balance	Weighted Average FICO	Weighted Average LTV
0	28	$3,509,073	34.29%	$125,324	590	78.23%
12	2	365,524	3.57	182,762	599	80.42
24	52	4,968,204	48.55	95,542	615	81.51
36	11	1,389,898	13.58	126,354	610	81.22
Total:	93	$10,232,697	100.00%	$110,029	606	80.31%

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15. IO Term

IO Term	Number of Mortgage Loans	Principal Balance	Percentage of Group Loans	Average Principal Balance	Weighted Average FICO	Weighted Average LTV
0	93	$10,232,697	100.00%	$110,029	606	80.31%
Total:	93	$10,232,697	100.00%	$110,029	606	80.31%

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16. Note Margin (%)

Note Margin (%)	Number of Mortgage Loans	Principal Balance	Percentage of Group Loans	Average Principal Balance	Weighted Average FICO	Weighted Average LTV
Fixed Rate Loans	9	$1,290,898	12.62%	$143,433	621	77.57%
4.000 - 4.499	1	86,518	0.84	86,518	629	80
5.000 - 5.499	1	82,710	0.81	82,710	744	80
5.500 - 5.999	12	1,706,550	16.68	142,212	615	73.82
6.000 - 6.499	24	2,338,330	22.85	97,430	626	80.33
6.500 - 6.999	22	2,435,232	23.8	110,692	606	80.86
7.000 - 7.499	7	682,060	6.67	97,437	604	79.91
7.500 - 7.999	6	696,918	6.81	116,153	571	86.86
8.000 - 8.499	10	811,043	7.93	81,104	563	90.24
9.000 - 9.499	1	82,435	0.81	82,435	560	95
Total:	93	$10,232,697	100.00%	$110,029	606	80.31%

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17. Maximum Mortgage Rate (%)

Maximum Mortgage Rate (%)	Number of Mortgage Loans	Principal Balance	Percentage of Group Loans	Average Principal Balance	Weighted Average FICO	Weighted Average LTV
Fixed Rate Loans	9	$1,290,898	12.62%	$143,433	621	77.57%
11.000 - 11.999	2	304,586	2.98	152,293	670	80
12.000 - 12.999	11	1,433,695	14.01	130,336	605	73.35
13.000 - 13.999	47	4,965,570	48.53	105,650	616	80.05
14.000 - 14.999	15	1,586,640	15.51	105,776	568	85.04
15.000 - 15.999	9	651,308	6.36	72,368	575	91.64
Total:	93	$10,232,697	100.00%	$110,029	606	80.31%

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18. Minimum Mortgage Rate (%)

Minimum Mortgage Rate (%)	Number of Mortgage Loans	Principal Balance	Percentage of Group Loans	Average Principal Balance	Weighted Average FICO	Weighted Average LTV
Fixed Rate Loans	9	$1,290,898	12.62%	$143,433	621	77.57%
5.000 - 5.999	4	832,335	8.13	208,084	627	87.86
6.000 - 6.999	17	2,168,326	21.19	127,549	619	79.66
7.000 - 7.999	44	4,187,489	40.92	95,170	611	80.46
8.000 - 8.999	16	1,532,114	14.97	95,757	568	88.00
9.000 - 9.999	3	221,539	2.17	73,846	577	92.74
Total:	93	$10,232,697	100.00%	$110,029	606	80.31%

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19. Next Interest Rate Adjustment Date

Next Interest Rate Adjustment Date	Number of Mortgage Loans	Principal Balance	Percentage of Group Loans	Average Principal Balance	Weighted Average FICO	Weighted Average LTV
Fixed Rate Loans	9	$1,290,898	12.62%	$143,433	621	77.57%
2006-11	1	82,438	0.81	82,438	580	95
2006-12	1	211,876	2.07	211,876	637	80
2007-01	3	477,989	4.67	159,330	606	80.09
2007-02	14	1,215,021	11.87	86,787	603	82.52
2007-03	48	4,607,636	45.03	95,992	609	80.97
2007-04	7	744,100	7.27	106,300	594	85.73
2008-01	2	173,921	1.7	86,960	606	80
2008-03	5	914,008	8.94	182,802	641	71.38
2008-04	3	513,850	5.02	171,283	642	82.15
Total:	93	$10,232,817	100.00%	$110,029	608	80.31%

Weighted Average Months to NRA Date: 22

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2005-KS4

1. IO Loans

IO Loans	Number of Loans	Balance	WA LTV	Min LTV	Max LTV	WA FICO	Min FICO	Max FICO	% Full Documentation	% Reduced Documentation
N	2,903	407,373,584.31	82.97	15	100	609	425	816	69.09	30.91
Y	27	7,012,639.87	85.14	68	95	635	580	692	96.85	3.15
Total:	2,930	414,386,224.18	83.01	15	100	610	425	816	69.56	30.44

2. Low Bal

Low Bal	Number of Loans	Balance	WA LTV	Min LTV	Max LTV	WA FICO	Min FICO	Max FICO	% Full Documentation	% Reduced Documentation
btw 50 - 100	1,048	78,411,717.48	81.23	26	100	602	425	798	78.25	21.75
Other	1,832	333,876,436.02	83.59	26	100	612	481	816	67.45	32.55
< 50K	50	2,098,070.68	56.18	15	100	599	505	751	82.16	17.84
Total:	2,930	414,386,224.18	83.01	15	100	610	425	816	69.56	30.44

3. Coupon

Coupon	Number of Loans	Balance	WA LTV	Min LTV	Max LTV	WA FICO	Min FICO	Max FICO	% Full Documentation	% Reduced Documentation
<= 7.99%	1,765	280,999,441.77	82.62	15	100	622	425	816	68.54	31.46
8.00% - 8.99%	819	99,841,913.57	85.18	34	100	590	481	753	68.99	31.01
9.00% - 9.99%	281	28,346,039.52	80.07	18	100	563	481	686	79.76	20.24
>= 10.00%	65	5,198,829.32	77.75	21	95	559	491	635	80.11	19.89
Total:	2,930	414,386,224.18	83.01	15	100	610	425	816	69.56	30.44

4. Occupancy Status

Occupancy Status	Number of Loans	Balance	WA LTV	Min LTV	Max LTV	WA FICO	Min FICO	Max FICO	% Full Documentation	% Reduced Documentation
Investment Property	221	23,843,573.03	75.93	35	90	638	512	798	51.21	48.79
Owner Occupied	2,649	380,515,504.84	83.43	15	100	607	425	774	71.43	28.57
Second/Vacation	60	10,027,146.31	83.69	45	95	639	518	816	42.26	57.74
Total:	2,930	414,386,224.18	83.01	15	100	610	425	816	69.56	30.44

5. Lien

Lien	Number of Loans	Balance	WA LTV	Min LTV	Max LTV	WA FICO	Min FICO	Max FICO	% Full Documentation	% Reduced Documentation
First Lien	2,930	414,386,224.18	83.01	15	100	610	425	816	69.56	30.44
Total:	2,930	414,386,224.18	83.01	15	100	610	425	816	69.56	30.44

6. Documentation

Documentation	Number of Loans	Balance	WA LTV	Min LTV	Max LTV	WA FICO	Min FICO	Max FICO	% Full Documentation	% Reduced Documentation
Full Documentation	2,128	288,262,506.64	83.84	15	100	603	425	816	100	0
Reduced Documentation	802	126,123,717.54	81.1	15	95	625	481	754	0	100
Total:	2,930	414,386,224.18	83.01	15	100	610	425	816	69.56	30.44

7. Property Type

Property Type	Number of Loans	Balance	WA LTV	Min LTV	Max LTV	WA FICO	Min FICO	Max FICO	% Full Documentation	% Reduced Documentation
Attached PUD	35	5,410,721.66	84.11	60	100	608	526	685	71.4	28.6
Condo under 5 stories	94	14,995,101.64	82	29	95	622	486	774	71.14	28.86
Detached PUD	232	44,664,175.94	84.46	27	100	610	483	737	66.66	33.34
Manufactured Home	89	8,112,507.39	76.65	23	85	619	523	769	100	0
Mid-rise condo (5-8 stories)	2	308,606.38	90	90	90	656	649	665	54.83	45.17
Single Family (detached)	2,346	322,401,171.73	83.12	15	100	608	425	816	69.39	30.61
Townhouse/rowhouse	31	3,943,554.67	75.68	43	95	601	481	711	71.78	28.22
Two-to-four family units	101	14,550,384.75	81.92	29	95	627	490	743	62.67	37.33
Total:	2,930	414,386,224.18	83.01	15	100	610	425	816	69.56	30.44

2005-KS4

1. 5 States

5 States	Percentage By Balance
California	13.65%
Florida	9.55
Michigan	5.33
Georgia	4.43
Minnesota	4.29
Other	62.75
Total:	100.00%

2. Property Types

8 Property Types	Percentage By Balance
Attached PUD	1.31%
Condo under 5 stories	3.62
Detached PUD	10.78
Manufactured Home	1.96
Mid-rise condo (5-8 stories)	0.07
Single Family (detached)	77.8
Townhouse/rowhouse	0.95
Two-to-four family units	3.51
Total:	100.00%

3. Documentation

Documentation	Percentage By Balance
Full Documentation	69.56%
Reduced Documentation	30.44
Total:	100.00%

4. Purpose

Purpose	Percentage By Balance
EQUITY REFINANCE	67.04%
PURCHASE	23.74
RATE/TERM	9.22
Total:	100.00%

5. Occupancy

Occupancy	Percentage By Balance
Investment Property	5.75%
Owner Occupied	91.83
Second/Vacation	2.42
Total:	100.00%

6. Original Prepayment Penalty Term

Original Prepayment Penalty Term	Percentage By Balance
0	37.06%
6	0.01
12	4.68
24	42.11
36	15.91
60	0.22
Total:	100.00%

2005-KS2 TCW

Largest 10 Loans

Balance	State	MSA	Loan Type	LTV	DTI	FICO	Prop Type	Purpose	Occ Codes	Orig Prepay Penalty
$500,000.00	FL		ARM	72		571	Condo under 5 stories	PURCHASE	Second/Vacation	12
$500,000.00	FL		ARM	75		619	Single Family (detached)	PURCHASE	Owner Occupied	0
$499,502.25	CT		ARM	80		649	Single Family (detached)	EQUITY REFINANCE	Owner Occupied	24
$482,285.95	HI		ARM	90		750	Condo under 5 stories	PURCHASE	Owner Occupied	0
$481,762.22	VA		FIXED	87		626	Detached PUD	EQUITY REFINANCE	Owner Occupied	36
$479,700.00	MO		ARM	90		623	Detached PUD	EQUITY REFINANCE	Owner Occupied	36
$478,400.00	WA		ARM	62		596	Single Family (detached)	EQUITY REFINANCE	Owner Occupied	24
$475,000.00	VA		ARM	79		616	Detached PUD	EQUITY REFINANCE	Owner Occupied	0
$459,730.00	CA		ARM	90		629	Condo under 5 stories	PURCHASE	Owner Occupied	24
$459,000.00	NV		ARM	90		584	Detached PUD	PURCHASE	Owner Occupied	12